   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 13, 1999

                                                   REGISTRATION NO. 333 -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                            PARADYNE NETWORKS, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                               3670                              75-2658219
  (State or other jurisdiction of       (Primary Standard Industrial               (I.R.S. Employer
  incorporation or organization)         Classification Code Number)            Identification Number)

                            8545 126TH AVENUE NORTH
                              LARGO, FLORIDA 33773
                                 (727) 530-2000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                               JAMES L. SLATTERY
    SENIOR VICE PRESIDENT, CHIEF LEGAL AND INTELLECTUAL PROPERTY OFFICER AND
                              CORPORATE SECRETARY
                            PARADYNE NETWORKS, INC.
                            8545 126TH AVENUE NORTH
                              LARGO, FLORIDA 33773
                                 (727) 530-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

             KENNETH L. GUERNSEY                                  BRYAN E. DAVIS
           SUZANNE SAWOCHKA HOOPER                                ADAM V. BATTANI
                PAUL D. HUIE                                      ASHLEY E. HUFFT
                JOHN F. WICKS                                    ALSTON & BIRD LLP
             COOLEY GODWARD LLP                                 ONE ATLANTIC CENTER
            FIVE PALO ALTO SQUARE                           1201 WEST PEACHTREE STREET
             3000 EL CAMINO REAL                              ATLANTA, GA 30309-3424
   PALO ALTO, CA 94306-2155 (650) 843-5000                        (404) 881-7000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement
                             ---------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED             PROPOSED
                                               AMOUNT              MAXIMUM              MAXIMUM             AMOUNT OF
          TITLE OF SECURITIES                   TO BE          OFFERING PRICE          AGGREGATE          REGISTRATION
            TO BE REGISTERED                REGISTERED(1)       PER SHARE(2)       OFFERING PRICE(2)           FEE
--------------------------------------------------------------------------------------------------------------------------
Common Stock............................      6,325,000            $45.375           $286,996,875          $80,000.00
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

---------------

(1) Includes shares that the Underwriters will have the option to purchase solely to cover over-allotment, if any.
(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act. The proposed maximum offering price per share of $45.375 is a weighted average based on the average of the high and low prices of our common stock on September 7, 1999 as reported on the Nasdaq National Market.

    REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, SEPTEMBER   , 1999

PROSPECTUS
        1999

                                (PARADYNE LOGO)
                        5,500,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

PARADYNE NETWORKS, INC.:
- We make products and provide services to facilitate high-speed transmission of information over conventional telephone lines.

- Paradyne Networks, Inc.,
  8545 126th Avenue North
  Largo, Florida 33773
  (727) 530-2000

TRADING SYMBOL & MARKET:

- PDYN/Nasdaq
THE OFFERING:

- We are offering 500,000 shares of our common stock.

- A group of stockholders is offering an additional 5,000,000 shares.

- The underwriters have an option to purchase an additional 825,000 shares from these stockholders to cover over-allotments.

- On September 9, 1999, the last reported sale price of our Common Stock was $44 1/2 per share.

- We plan to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures.

- Closing:             , 1999.

----------------------------------------------------------------------------------
                                                          Per Share      Total
----------------------------------------------------------------------------------
Public offering price:
Underwriting fees:
Proceeds to Paradyne:
Proceeds to the selling stockholders:
----------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
              BANCBOSTON ROBERTSON STEPHENS

                             DAIN RAUSCHER WESSELS
                               A DIVISION OF DAIN
                              RAUSCHER INCORPORATED

                                          RAYMOND JAMES & ASSOCIATES, INC.

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY U.S. FEDERAL SECURITIES LAW TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

INSIDE COVER GRAPHICS:

     - Diagram depicting customers using Paradyne broadband access solutions to connect to the Internet and corporate intranets.

     The graphic is entitled "Paradyne Broadband Access Solutions" with a statement at the bottom "High-Speed Access and Service Level Management. Changing the Way the World Communicates."

     Diagram includes the following description of these solutions:

     - Frame Relay Service Level Management. Our FrameSaver solution enables Frame Relay service providers to offer high-speed service, managed end-to-end. It also enables customers to graphically view real-time and historical network performance statistics, and trouble-shoot failures across the Frame Relay network from our Open Lane network management system.

     - High-Speed DSL for Voice and Data. Our Hotwire solution delivers broadband DSL access across the existing phone line. Hotwire products enable network service providers to offer broadband access to business customers and teleworkers at lower rates than conventional services.

     - Network Service Providers. The final mile ends at the local central office, where access lines converge into a high-speed fiber-optic network called a "backbone" network.

     - Business Voice and Data. Our NextEdge products are used by network service providers and businesses to offer integrated voice and data services, plus managed Frame Relay services. NextEdge access consolidation reduces high-speed access costs, and may increase performance when consolidating narrowband lines into broadband facilities.

     - Small Business and Residential Voice and Data. The SuperLine System integrates voice and broadband data services for the residential and small office/home office markets. SuperLine provides up to three phone lines and high-speed internet access over a single telephone line.

     - Diagram and photographs depicting Paradyne Hotwire DSL solutions connecting customers' voice and data to the public switched telephone network and to the Internet over the copper local loop.

     The graphic is entitled "Paradyne Hotwire DSL Systems, Broadband for the Last Mile." The graphic includes the following description:

     - High-Speed Access for Business and Residential Users. Our Hotwire solution delivers broadband DSL access across the copper wire last mile. Hotwire products enable network service providers to provide broadband access to business customers, teleworkers and residential customers at reduced rates compared to conventional service offerings. In addition, our Hotwire solution allows network service providers the ability to deploy a broad array to serve a wider array of customers, and also allows for a more efficient utilization of expensive control office equipment space.

     - Diagram and photographs depicting Paradyne FrameSaver customer premise equipment and service level management network management screens.

     The graphic is entitled "Paradyne FrameSaver System, Broadband Service Level Management." The graphic includes the following description:

     - Optimizing End-to-End Network Performance. The FrameSaver solution enables network service providers to offer managed high-speed service from end-to-end across their networks and across multicarrier networks. With an SLM solution, the network service provider and the business customer can proactively manage and guarantee the level of service across the network. The FrameSaver solution allows customers to graphically view real-time and historical network performance statistics and troubleshoot failures end-to-end across the Frame Relay network from our OpenLane network management system.

                               TABLE OF CONTENTS

                                           PAGE
Prospectus Summary.......................    1
Risk Factors.............................    4
Special Note Regarding Forward-Looking
  Statements.............................   16
Use of Proceeds..........................   17
Price Range of Common Stock..............   17
Dividend Policy..........................   17
Company Information......................   17
Capitalization...........................   18
Dilution.................................   19
Selected Consolidated Financial Data.....   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   22

                                           PAGE
Business.................................   35
Management...............................   57
Certain Transactions.....................   68
Principal and Selling Stockholders.......   77
Description of Capital Stock.............   80
Shares Eligible for Future Sale..........   82
Underwriting.............................   84
Legal Matters............................   87
Experts..................................   87
How to Get Additional Information about
  Paradyne...............................   87
Index to Financial Statements............  F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before buying shares in this offering. We urge you to read the entire prospectus carefully. Unless stated otherwise, the information contained in this prospectus assumes that the Underwriters' over-allotment option to purchase 825,000 shares from the selling stockholders is not exercised.

                                  OUR BUSINESS

     Paradyne Networks, through its wholly-owned subsidiary, Paradyne Corporation, is a leading developer, manufacturer and distributor of broadband, or high-speed digital, and narrowband, or conventional analog, communications products for network service providers and business customers. We offer cost-effective hardware and software products that enable business class, service level managed, high-speed connectivity over the existing telephone network infrastructure. We believe that demand for high-speed, broadband transmission will continue to increase as more business and residential users find narrowband access technologies inadequate to meet their high-speed requirements. Our objective is to maintain and build upon our position as one of the leaders in the broadband access market by focusing on next generation digital subscriber line, more commonly known as DSL, service level management, more commonly known as SLM, and other broadband access products. We have a long history of technological innovation, and we hold over 160 U.S. patents and have over 100 U.S. patent applications pending. We have sold our products to over 50% of the Fortune 500 companies and to businesses and network service providers in over 125 countries.

     Since 1996, various DSL products and technologies have been introduced into the market to increase the speed and reduce the complexity of deploying high-speed data and voice services over the traditional copper telephone infrastructure. DSL products are installed on each end of a telephone line and simultaneously permit high-speed data transmission and voice services. The advantages of DSL include the ability to be deployed on the existing copper infrastructure worldwide, to operate at higher speeds for less cost, and to allow network service providers to offer services that are "always-on" and don't require the user to initiate a new connection each time the service is used.

     Various SLM products and technologies have been developed over the past several years to allow network managers to obtain critical information regarding the performance of their networks. Frame Relay is a technology that puts data into packets, or envelopes, and transports the data across a network that is shared by many customers. In many cases, SLM technology allows network managers who purchase shared data services, such as Frame Relay, to obtain information about their portion of the shared service. Before SLM, this information was unavailable and network managers were not able to confidently evaluate the performance of critical applications over shared services.

     Over the past several years, data traffic generated by computer users accessing the Internet or business networks has increased significantly and is expected to continue in the future. As a result of changes in the telecommunications industry and the increased demand for high-speed transmission, network service providers are requiring flexible solutions that meet their current needs and permit easy, cost-effective enhancements in the future.

     Our current hardware and software products include the following:

     - Broadband DSL. Our Hotwire hardware products deliver broadband DSL access across the existing copper wire infrastructure, more commonly known as the local loop. Our Hotwire products enable network service providers to provide broadband access services to business customers, teleworkers and residential customers at substantially reduced rates compared to conventional service offerings. The recently introduced SuperLine system was jointly developed by Paradyne and AG Communications Systems. Superline incorporates Paradyne's Tripleplay technology that allows network service providers to offer cost effective, multiple line voice and high speed data services over a single traditional telephone line to residential customers, small offices and home offices.

     - Broadband Service Level Management. The FrameSaver solution consists of a suite of software and hardware products that enable customers to view performance statistics and troubleshoot failures across the Frame Relay network.

     - Broadband Conventional Access. Our Acculink and NextEdge products enable network service providers and business customers to offer cost-effective, service level managed, high-speed access to public and private networks.

     - Narrowband Products. Introduced in the early 1990s, our Comsphere modems enable network service providers and business customers to build low-cost, centrally managed networks over dial up or dedicated analog circuits.

     The end-users of our equipment are primarily network service providers and business customers. Network service providers use our broadband products to enable high-speed managed connections between the network service providers' central office and the customer premise. Moreover, our broadband products enable network service providers to more efficiently provide network access services by allowing a high level of management, monitoring and control over network access equipment and circuits. Business customers use our broadband products for high-speed connections of voice and data communications to connect their employees to corporate networks and to the Internet using both public services and private leased line services provided by network service providers. We sell our products worldwide through a multi-tier distribution system that includes direct sales, strategic partner sales, network service provider sales and traditional distributor or value added reseller sales. Our network service providers and business customers include AT&T, Ameritech, Bank of America, First Union, Lucent, NTT, Rhythms, SITA, Sprint and Unisys.

     Paradyne Corporation was originally incorporated in Delaware in 1969, acquired by AT&T in 1989 and spun out of AT&T as part of Lucent Technologies in 1996. In July 1996, a limited partnership controlled by the Texas Pacific Group acquired Paradyne Corporation and formed Paradyne Acquisition Corp. as a holding company to hold the shares of common stock of Paradyne Corporation. In June 1999, Paradyne Acquisition Corp. changed its name to Paradyne Networks, Inc. Our corporate headquarters are located at 8545 126th Avenue North, Largo, Florida 33773. Our telephone number is (727) 530-2000.

                                  THE OFFERING

Common stock offered by Paradyne.............  500,000 shares
Common stock offered by the selling
  stockholders...............................  5,000,000 shares
Over-allotment option........................  825,000 shares
Common stock to be outstanding after the
  offering...................................  31,176,745 shares (1)
Use of proceeds..............................  We intend to use the net proceeds to Paradyne from the offering for general corporate
                                               purposes, including working capital and
                                               capital expenditures. We will not receive any
                                               proceeds from the shares sold by the selling
                                               stockholders. See "Use of Proceeds."
Nasdaq National Market symbol................  PDYN

------------------------------

(1) Based on the number of shares outstanding as of August 31, 1999. Assumes no exercise of stock options after that date. Options to purchase 3,424,275 shares of common stock with a weighted average exercise price of $4.26 per share were outstanding as of August 31, 1999.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data for Paradyne together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The pro forma balance sheet data reflects the sale by us in July 1999 of 4,000,000 shares of our common stock in our initial public offering at an initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and offering expenses, and the application of the net proceeds therefrom. The pro forma as adjusted balance sheet data further assumes the sale by us of 500,000 shares of our common stock in this offering at an assumed public offering price of $44.50 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds therefrom. See "Capitalization" and "Use of Proceeds."

                                YEARS ENDED                               QUARTERS ENDED
                               DECEMBER 31,       ---------------------------------------------------------------
                            -------------------   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,    JUNE 30,
                              1997       1998       1998         1998            1998          1999        1999
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA
Total Revenues............  $181,303   $198,801   $46,218       $51,384        $58,160       $54,062     $52,780
Gross margin..............    89,815     90,260    22,214        22,471         24,583        24,096      22,681
Operating income (loss)...   (15,580)    (1,825)   (1,226)         (174)           547         1,465        (321)
Net income (loss)(1)......    21,342     (3,645)   (1,397)         (339)          (758)        2,368        (610)
Income (loss) per common
  share:
  Basic...................  $   0.84   $  (0.14)  $ (0.05)      $ (0.01)       $ (0.03)      $  0.09     $ (0.02)
  Diluted.................      0.81      (0.14)    (0.05)        (0.01)         (0.03)         0.09       (0.02)
Shares used in computing
  income (loss) per share:
  Basic...................    25,552     25,623    25,610        25,627         25,663        25,893      26,356
  Diluted.................    26,291     25,623    25,610        25,627         25,663        27,227      26,356

                                                                     AS OF JUNE 30, 1999
                                                              ---------------------------------
                                                                                     PRO FORMA
                                                              ACTUAL    PRO FORMA   AS ADJUSTED
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 3,663   $ 56,030     $ 76,779
Working capital.............................................   14,093     75,333       96,082
Total assets................................................   71,733    124,100      144,849
Total debt..................................................    9,646        773          773
Total stockholders' equity..................................   32,363     93,603      114,352

------------------------------

(1) Net income for 1997 includes a $51,200 non-recurring gain in connection with the renegotiation of a contract with Lucent.

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. Please carefully consider the following risk factors and the other information in this prospectus before deciding to purchase shares of our common stock. Any of the following risks could seriously harm our business and results of operations. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS OBSOLETE

     The telecommunications and data communications markets are characterized by rapid technological change. Our success will depend on our ability to adapt and to respond to technological changes. If we fail to keep pace with technological change, our product sales could suffer.

     Our existing products could become obsolete or unmarketable as a result of the emergence of new industry standards or customer demands. For example, our customers could determine that they no longer require service level management, or SLM, with network access products. Furthermore, our products could become obsolete or unmarketable as a result of any new technology or products which are superior to ours. We may be unable to compete effectively if we are unable to adapt to changes in industry standards, meet customer demands or develop new products or enhancements to existing products.

     Our products compete with numerous high-speed access technologies, including cable modems, satellite technology and other wireless technologies. These competing technologies may ultimately prove to be superior to our products. Our products may become uncompetitive or obsolete as a result of the development of competing technologies that are more reliable, faster and less expensive than our technology. For example, substantially all of our products are deployed in networks that use standard copper telephone wires. The physical properties of copper wire limit the speed and distance over which data can be transmitted. Service levels degrade as distance from the central switching station increases. Other competing technologies, such as wireless and cable are not subject to such limitations.

OUR SUCCESS WILL DEPEND ON THE ACCEPTANCE OF NEW TELECOMMUNICATIONS SERVICES BASED ON DSL

     Our future success is substantially dependent upon whether DSL technology gains widespread market acceptance by network service providers, or NSPs, and end users of their services. If DSL technology fails to gain widespread acceptance, our revenues and results of operations may be adversely affected. Historically, we focused on providing innovative solutions to the narrowband access market. We, however, are increasingly focusing on the broadband access market. We have invested substantial resources in the development of DSL technology, and many of our products are based on DSL technology. Many NSPs continue to evaluate DSL technology and other alternative high-speed data access technologies, but they may not continue to pursue the deployment of DSL technology. Even if NSPs adopt policies favoring full-scale deployment of DSL technology, they may not choose to purchase our DSL product offerings. In addition, we have limited ability to influence or control decisions made by NSPs. NSPs are continuously evaluating alternate high-speed data access technologies and may, at any time, adopt technologies other than the DSL technologies offered by us.

WE ARE SUBSTANTIALLY DEPENDENT ON NETWORK SERVICE PROVIDERS, WHO MAY REDUCE OR DISCONTINUE THEIR
PURCHASE OF PRODUCTS OR SERVICES AT ANY TIME

     We estimate that sales to NSPs accounted for approximately 40% of our total revenues in 1998. If our NSP customers are forced to defer or curtail their capital spending programs, we could lose, or experience delays or reductions in significant sales to such customers. Given the capital requirements, complex regulatory framework and other barriers to entry in the market, there are a limited number of NSPs. The market for many of the services provided by NSPs has only begun to emerge since the passage of the Telecommunications Act of 1996 and many NSPs are still building their infrastructure and rolling out their services. Many of these NSPs still need to develop, construct and expand their networks. The inability of our emerging NSP customers to complete development of their networks, attract or retain customers, respond to trends, such as price reductions for their services or diminished demand for telecommunications services generally, could cause them to reduce their capital spending programs.

     Generally, our NSP customers do not have an obligation to purchase additional products or services from us. Termination of purchase arrangements with these NSP customers or a significant reduction or delay in the amount of our products they order could materially and adversely affect our revenues. In addition, the telecommunications industry has recently experienced consolidation, which may cause us to lose NSP customers. The loss of one or more of our NSP customers could also materially and adversely affect our revenues.

OUR SUCCESS DEPENDS ON NETWORK SERVICE PROVIDERS INCORPORATING OUR PRODUCTS INTO THEIR INFRASTRUCTURE

     We anticipate that a significant portion of our future revenues will be attributable to sales to NSPs of our DSL, SLM and other broadband products. Our future performance will therefore be substantially dependent on incorporation of our products by NSPs into their service offerings to subscribers. The failure of our products to become an accepted part of NSPs' service offerings or a slower than expected increase in the volume of sales by us of SLM products could materially and adversely affect our revenues. Our success in the NSP market will depend on numerous factors, many of which are outside our control. Some of these factors include:

     - NSP and subscriber acceptance of and satisfaction with our products;

     - the realization of operating cost efficiencies for NSPs when SLM products are deployed and our ability to demonstrate these operational benefits;

     - subscriber demand for our products and support for our products within the NSPs' sales force;

     - our successful development of systems and products that address the requirements for products deployed as part of an NSP's infrastructure;

     - the timing and successful completion of integration development work by NSPs to incorporate our SLM functionality into their operational support system; and

     - the absence of new technologies that make our products and systems obsolete before they can achieve broad acceptance.

VARIOUS FACTORS COULD CAUSE OUR RESULTS TO FLUCTUATE

     Paradyne's quarterly and annual results of operations have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Fluctuations in our results could cause our stock price to decline substantially. Some of these factors that might affect our results of operations include:

- The timing and amount of, or cancellation or rescheduling of, orders for our products and services to existing and new customers. This may adversely affect our operating results in any particular quarter if we were unable to recognize revenue for a particular sale in the quarter in which such sale was expected.

- Our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions on a timely basis. Our failure to accomplish these tasks could render our products obsolete or non-competitive, particularly since technology in our industry changes often. As a result, customers may decide to purchase competitive products, which could cause our revenues to suffer.

- Announcements, new product introductions and reductions in price of products offered by our competitors. These events could also cause our customers to decide to purchase the products of our competitors which would adversely affect our revenues and, therefore, our results of operations. Also, we may feel it necessary to reduce prices of our products, which could impact operating margins and net income.

- Our ability to achieve cost reductions. As with all companies, we constantly strive to improve our margins through reductions in our cost of sales. Failure to reduce our costs could reduce our margins which in turn could adversely affect our ability to operate profitably.

- Our ability to obtain sufficient supplies of sole or limited source components for our products. If we cannot obtain components for our products, we may be unable to produce sufficient quantities of our products to meet demand. As a result, our revenues could be adversely affected. This is particularly true with respect to obtaining sole or limited source components because replacement sources, if any, will take time to identify.

- The timing and rate of deployment of our products by NSPs. The timing and rate of deployment by NSPs can affect sales of products to these NSPs and, in turn, our operating results.

- Preferential pricing arrangements. We have preferential pricing arrangements with some of our customers. In our effort to win new business we may negotiate preferential pricing arrangements in the future with other customers. While these arrangements are intended to provide greater revenue, they will have a negative impact on our margins. Furthermore, because our strategy relies on entering into these arrangements in the future, if we fail to do so, our results could be below expectations.

- Our ability to attain and maintain production volumes and quality levels for our products. Many factors could affect our ability to maintain production volumes and quality levels. They include an inability to obtain raw materials or components, labor shortages, and the maintenance of adequate facilities for production. If we fail to maintain production volumes or quality level we may be unable to produce sufficient quantities of our products to meet demand, which would adversely affect our revenues.

- The mix of products sold and the mix of distribution channels through which they are sold. The mix of products sold can adversely affect our results. Margins vary within our newer and older products. If we fail to successfully sell our higher margin products, our gross margins may be lower than expected. In addition, some distribution channels have higher costs associated with sales. As a result, the mix of distribution channels may adversely affect operating income.

- Fluctuations in demand for our products and services, especially by our major customers. Because we are highly dependent on sales to a relatively small numbers of customers, changes in demand from those customers can have a disproportionately large effect on our revenues and results of operations. For example, direct and indirect product sales to, and services performed for, Lucent constituted approximately 47% of our total revenues in 1998 and 27% in the first six months of 1999. If Lucent's demand for our products during the remainder of 1999 or in future years were to decline, our revenues would suffer.

- Expiration of favorable supply or purchase contracts. For example, we currently have a supply agreement with Lucent under which we are the exclusive supplier through June 2001 of Lucent's requirements for stand-alone network access products for resale. As a result, Lucent must purchase these products from us. Direct and indirect sales of these products to Lucent accounted for approximately 46% of our total revenues in 1998 and 26% in the first six months of 1999. After the expiration of the agreement, we may be unable to negotiate a new supply agreement with similar exclusivity provisions. If we are unable to negotiate a new supply agreement, Lucent could enter into a supply agreement with another party or purchase these products from multiple providers. In either case, our sales of these products would decline substantially.

- Costs relating to possible acquisitions and integration of technologies or businesses. The costs to acquire technologies and businesses is substantial. In addition to the direct costs, there are significant indirect costs related to integration of personnel and technologies and potential product redesign. These costs may decrease operating income or increase operating loss if they are not offset by comparable increases in revenue.

     In addition conditions in the telecommunications market, including consolidation in the industry, and economic conditions generally could adversely affect both our revenues and costs. Due to these and other factors, period-to-period comparisons should not be relied upon as indications of future performance. It is possible that in some future periods, our operating results and/or our growth rate will be below what public market analysts and investors expect.

WE MAY NOT ACHIEVE REVENUE GROWTH OR PROFITABILITY

     We cannot be certain that we will continue to achieve revenue growth or realize sufficient revenues to achieve profitability. Excluding a one-time gain in connection with a contract renegotiation with Lucent in 1997 and the related tax effect, we had an accumulated net deficit of approximately $37.2 million during the period from August 1, 1996 through December 31, 1998. We have not been profitable in any fiscal year of operations except in 1997 when we were profitable as a result of the non-recurring gain in connection with the renegotiation of a contract with Lucent. We anticipate that we will continue to incur significant product development and selling, general and administrative expenses and, as a result, we will need to generate higher revenues to achieve and sustain profitability on an annual basis.

OUR DEPENDENCE ON ONLY A FEW MAJOR CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR REVENUES EXPOSES US TO FINANCIAL RISKS

     We depend on a small number of customers for a substantial portion of our revenues. As a result, a loss or a significant reduction or delay in sales to any of our major customers could materially and adversely affect our revenues. Direct product sales to Lucent and services performed for Lucent in 1998 accounted for approximately 35% of our total revenues. Sales to Tech Data Corporation, a distributor, in 1998 accounted for approximately 15% of our total revenues. We estimate that approximately 70% of our sales to Tech Data represented products that were resold to Lucent. Collectively, we estimate that direct and indirect sales to, and services performed for, Lucent accounted for approximately 47% of our total revenues in 1998 and 27% in the first six months of 1999. Sales to SITA, an NSP, in 1998 accounted for approximately 9% of our total revenues in 1998 and 7% in the first six months of 1999, and sales to Rhythms, also an NSP, accounted for approximately 6% of our total revenues in 1998 and 29% in the first six months of 1999. Unless and until we diversify and expand our customer base, our future success will significantly depend upon certain factors which are not within our control, including:

- the timing and size of future purchase orders, if any, from our larger customers;

- the product requirements of our customers;

- the financial and operational success of our customers; and

- the success of our customers' services deployed using our products.

     Diversification and expansion of our customer base is particularly critical because of the highly competitive nature of our business. Our contracts are generally subject to annual renewal with the exception of our contracts with Lucent and several other customers, which have two to five year terms, and our customers generally do not have any obligation to purchase products solely from Paradyne. Under a supply agreement between Lucent and Paradyne, Paradyne is the exclusive supplier of Lucent's requirements for stand alone network access products, such as our FrameSaver products, for resale through June 2001.

WE COMPETE IN HIGHLY COMPETITIVE MARKETS AND COMPETITION COULD HARM OUR ABILITY TO SELL PRODUCTS AND SERVICES

     The telecommunications market is highly competitive. We compete directly with other providers of broadband and narrowband access equipment. If we are unable to compete effectively in the market for our products or services, our revenue and future profitability could be materially and adversely affected. We believe that competition may increase substantially as the introduction of new technologies, deployment of broadband networks and potential regulatory changes create new opportunities for established and emerging companies in the industry. We expect that competition for products that address the broadband access market will grow as more established and new companies focus on this market.

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

     Many of our current and potential competitors are larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established channels of distribution. As a result, these competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products. Our competitors may enter our existing or future markets with solutions that may be less costly, provide higher performance or additional features or be introduced earlier than our solutions.

     Our markets are characterized by increasing consolidation both within the data communications sector and by companies combining or acquiring data communications products and technology for delivering voice-related services, as exemplified by the recently announced acquisitions of Ascend by Lucent, Diamond Lane by Nokia and Xylan by Alcatel. We cannot be sure of the impact of any of these acquisitions on the competitive environment for our products. Increased competition and consolidation could result in price reductions and a decrease in our market share.

OUR DEPENDENCE ON DEVELOPMENT RELATIONSHIPS COULD THREATEN OUR ABILITY TO SELL PRODUCTS

     Our success is dependent upon our continued relationship with certain companies, including AG Communications Systems, Ascend, GlobeSpan, NetScout and Xylan. If any of these companies breaches or terminates its agreement or fails to perform its obligations under its agreement, we might not be able to sustain or grow our business. In particular, if any of these companies, other current corporate partners or future corporate partners discontinue their support of products that we have developed in cooperation with them, fail to continue to develop product enhancements required to meet customer demand, fail to appropriately address performance issues related to products that we have developed in cooperation with them, face claims of infringement of third party intellectual property rights with respect to the technology included in products that we have developed in cooperation with them or fail to continue to support joint marketing programs, our ability to sell products that we have developed in cooperation with them would be hampered. Additionally, in the event that any of our significant relationships are terminated, we may not be able to replace them in a timely manner, if at all.

     For a further discussion of our corporate development relationships with AG Communications Systems, Ascend, GlobeSpan, NetScout and Xylan please refer to "Business -- Corporate Development Relationships."

OUR ABILITY TO SUSTAIN OR GROW OUR BUSINESS MIGHT BE HARMED IF WE LOSE SALES OF ACCESS PRODUCTS TO LUCENT

     We have a relationship with Premisys Communications through which we have exclusive distribution rights through April 2005 for Premisys' IMACS system, which we market to Lucent and AT&T under the name Acculink Access Controller. We have also entered into a supply and exclusivity agreement with Lucent under which we are the exclusive supplier of Lucent's requirements for various access products, such as the Acculink Access Controller, for resale through June 2001. Sales of Acculink Access Controller accounted for greater than 10% of our total revenues during each of 1997 and 1998. Our revenues would be adversely affected if Premisys fails to meet its obligations under the agreement or if Lucent or AT&T were to substantially reduce or discontinue their orders of Acculink Access Controller.

     For a further discussion of our marketing and distribution relationship with Premisys please refer to "Business -- Sales, Marketing and Distribution."

WE DEPEND ON SOLE AND SINGLE SOURCE SUPPLIERS WHICH EXPOSES US TO POTENTIAL SUPPLY INTERRUPTION

     We currently purchase a number of important parts, such as framers, semiconductors and embedded communications processors, from sole source vendors for which alternative sources are not currently available. Delays or interruptions in the supply of these components result in delays or reductions in product shipments. The purchase of these components from outside suppliers on a sole source basis subjects us to risks, including the continued availability of supplies, price increases and potential quality assurance problems. We currently purchase key components for which there are currently no immediate substitutes
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

available from approximately 55 vendors. All of these components are critical to the production of our products. While alternative suppliers may be available to us, we must first identify these suppliers and qualify them. We cannot be certain that any such suppliers will meet our required qualifications or that we will be able to identify alternative suppliers in a timely fashion, if at all. We may not be able to obtain sufficient quantities of these components on the same or substantially the same terms. Consolidations involving suppliers could further reduce the number of alternatives for us and affect the cost of such supplies. An increase in the cost of such supplies could make our products less competitive with products which do not incorporate such components. Lower margins or less competitive product pricing could materially and adversely affect our business, financial condition and results of operation.

OUR SALES CYCLE IS TYPICALLY LONG AND UNPREDICTABLE

     Our business is subject to lengthy sales cycles. As a result, we may not recognize revenues from the sale of our products for long periods of time. Delays in product testing or approval, or cancellations of orders by customers, especially our NSP customers, could materially and adversely affect our revenues. On average, our sales cycle ranges from six to nine months. Sales of our products require a substantial commitment of capital and time from our customers, many of whom have lengthy internal procedures for approving large capital expenditures and lengthy testing and decision-making processes. Before our NSP customers purchase products from us, they must first make a decision to standardize their service on a particular product, which involves extensive testing. Our sales cycle may be slowed further, or affected by, budgetary constraints and purchasing requirements of our customers, all of which are beyond our control. Moreover, sales of our products often require significant training of both our customers and end users before the decision to purchase. As a result, we may expend significant resources pursuing potential sales opportunities that will not be consummated.

BECAUSE OF OUR LONG PRODUCT DEVELOPMENT PROCESS, WE INCUR SUBSTANTIAL EXPENSES BEFORE WE EARN ASSOCIATED REVENUES

     In order to remain competitive, we invest significant resources toward research and development of our current and potential products. Development costs and expenses are incurred before we generate any revenues from sales of products resulting from these efforts. Our current or future customer base may not purchase any products resulting from our current or future development efforts.

A FAILURE BY US TO PROTECT OUR TECHNOLOGY MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE

     Our success and ability to compete is substantially dependent upon our technology. A failure to protect our technology could result in competitors offering similar products potentially resulting in a loss of competitive advantage and decreased revenues. We rely on a combination of patent, trademark, copyright and trade secret laws and non-disclosure agreements to protect such technology. Currently, we hold over 160 United States patents and have over 100 United States patent applications pending. In addition, we hold certain corresponding foreign patents and have certain corresponding foreign patent applications pending. However, we cannot be certain that patents will be issued with respect to any of our pending or future patent applications. In addition, we do not know whether any of our issued patents will be upheld as valid or that they will prevent the development of competitive products.

     We seek to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information. If any third parties infringe our proprietary rights, such infringement could materially and adversely affect our competitive positions. As with our issued patents, we cannot be certain that the steps we have taken to protect our intellectual property will adequately prevent the misappropriation of any of our technology. Our competitors may independently develop technologies that are substantially equivalent or superior to our technologies. In addition, the laws of certain foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Third parties may attempt to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third party copying or use.

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

     We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. These claims may require us to enter into license arrangements or may result in protracted and costly litigation, regardless of the merits of such claims. We may not be able to obtain necessary licenses on commercially reasonable terms, if at all. From time to time, we receive and have received letters from others requesting licenses or indicating that our products may require a license. These letters are not uncommon in the industry, and these letters are dealt with according to normal business practices. For example, in March and July 1999, we received letters from a third party patent owner alleging infringement by us of patents allegedly relating to equipment, including bar code scanners and circuit board manufacturing equipment, which we use in our manufacturing processes, and to integrated circuit microchips that we buy and incorporate into our products. We purchase this equipment and the microchips from vendors, who we believe may have an obligation to indemnify us in the event that the equipment and microchips infringe the patents. The patents referenced in these letters are also the basis for several infringement lawsuits commenced by the patent owner to which we are not a party. In some of those claims, the defendants are in the process of challenging the validity of the patents. No claim has been asserted beyond these letters, but we cannot assure you that the third party will not commence an infringement action against us. We are in the process of investigating the allegations. If an infringement claim is brought against us, we cannot assure you that we would prevail and any adverse outcome could require us, among other things, to pay royalties to the third party patent owner. Based on our investigation to date, we presently do not believe that any such adverse outcome would have a material adverse impact on our operations. However, we cannot assure you that future developments will not affect this conclusion or assure you that we will not receive other letters alleging infringement in the future.

IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND A SKILLED WORKFORCE, WE MAY NOT BE ABLE TO SUSTAIN OR GROW OUR BUSINESS

     Our success depends to a significant degree upon the continued contributions of the principal members of our sales, engineering and management personnel, many of whom would be difficult to replace. The loss of such personnel could materially and adversely affect our business, financial condition and results of operations. Specifically, we believe that our future success is highly dependent on our senior management, and in particular on Andrew May, President and Chief Executive Officer. Except for agreements with Messrs. May, Murphy and Slattery, we do not have employment contracts with our executive officers. In any event, employment contracts would not prevent key personnel from terminating their employment with us.

     We believe that our future success will also depend highly upon our ability to attract and retain highly skilled customer support and product development personnel. The market for qualified personnel in the telecommunications industry is highly competitive, and we frequently experience difficulty in recruiting qualified personnel. Recruiting qualified personnel is an intensely competitive and time-consuming process.

OUR RELIANCE ON INTERNATIONAL SALES MAY MAKE US SUSCEPTIBLE TO GLOBAL ECONOMIC FACTORS, FOREIGN TAX LAW ISSUES AND CURRENCY FLUCTUATIONS

     We currently have 10 sales offices and subsidiaries in North America, Europe and Asia through which we market and sell our products. International sales accounted for approximately 20% of our total revenues in 1998. Our international operations subject us to risks to which we would not otherwise be exposed. These risks may cause our results of operations to fluctuate. For example, sales to customers outside of the United States accounted for approximately 30% of revenues in 1997 and 20% of revenues in 1998, respectively. This decrease was primarily due to the decline in sales of our older narrowband products and economic instability in Asia. Our international operations subject us to risks to which we would not otherwise be exposed, such as:

     - impact of recessions in economies outside of the United States;

     - currency exchange rate fluctuations;

     - political and economic instability;

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

     - policy, legal, regulatory or other changes affecting the telecommunications and data communications markets;

     - uncertain intellectual property rights protection;

     - potential adverse tax consequences;

     - change in tariffs; and

     - difficulties in accounts receivable collection.

OUR FAILURE TO COMPLY WITH REGULATIONS COULD AFFECT OUR PRODUCT OFFERINGS

     We are subject to a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed and due to ongoing judicial and administrative proceedings. New regulations or new interpretations of existing laws or regulations, or compliance with additional existing regulations due to changes in the nature of our products could result in significant additional cost to Paradyne. Moreover, failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could delay the introduction of our products. Our products may be required to comply with various regulations, including those promulgated by the Federal Communications Commission ("FCC"), state public utilities commissions and various foreign governments. Our products must comply with the Communications Act of 1934 and the Telecommunication Act of 1996. In the United States, in addition to complying with FCC regulations, our products are required to meet certain safety requirements. For example, NSPs may require that our products that are located in their facilities be network equipment building standard certified before they purchase the products from us. Outside of the United States, our products are subject to the regulatory requirements of each country in which the products are manufactured or sold. These requirements vary widely, and we may be unable to obtain on a timely basis, or if at all, necessary approvals for the manufacture, marketing and sale of our products.

     Enactment by federal, state or foreign governments of new laws or regulations, changes in the interpretation of existing laws or regulations or a reversal of the trend toward deregulation in the telecommunication industry could materially and adversely affect our customers, and thereby materially and adversely affect our business, financial condition and results of operations. For a further discussion of the impact of governmental regulations on the telecommunications industry, please refer to "Business -- Government Regulations."

CHANGES TO REGULATIONS AFFECTING THE TELECOMMUNICATIONS INDUSTRY COULD REDUCE DEMAND
FOR OUR PRODUCTS

     If our NSP customers are required to comply with new laws, new regulations or new interpretations of existing laws or regulations, or if they are required to comply with additional existing regulations due to changes in the nature of their services, those changes could materially and adversely affect the market for our products. A large percentage of our customers are NSPs whose voice services, and many of their other network services, must comply with the Communications Act of 1934, the Telecommunications Act of 1996 and regulations prescribed by the FCC. Furthermore, most of our NSP customers' voice services are subject to regulation by state public utilities commissions. Some of our NSP customers are subject to foreign government regulation. Many of these federal, state and foreign regulations continue to evolve due to ongoing judicial and administrative proceedings, particularly those federal regulations designed to define rights and obligations under the Telecommunications Act of 1996. For example, the FCC is considering changes to its regulations, including those relating to the access to copper telephone lines, the ability of customers to install equipment at an NSP's central location and the compatibility requirements placed upon equipment which may be run on copper telephone lines. Furthermore, the United States Congress is considering a variety of amendments to the Communications Act of 1934 and the Telecommunications Act of 1996.

COMPLIANCE WITH EVOLVING INDUSTRY STANDARDS COULD ADVERSELY AFFECT OUR PRODUCT OFFERINGS

     Many of our products must comply with equipment standards adopted by national and international standards bodies. If we are required, or deem it otherwise necessary or advisable, to comply with new standards or with additional existing standards due to changes in standards, we may have to modify our current or future products. The costs of any modification could materially and adversely affect our business, financial condition and results of operations. Compliance with these standards is important because it often enhances the marketability of our products. Many of those standards are influenced by industry committees that develop draft standards and technical reports. These industry committees often include us, our customers, and our competitors and their customers.

WE RELY HEAVILY ON DISTRIBUTORS AND RESELLERS

     We estimate that in 1998 over 70% of our sales were made through distributors and resellers. We often rely on distributors and resellers to provide installation, training and customer support to the ultimate end users of our products. As a result, our success depends on the continued sales and customer support efforts of our network of distributors and resellers. Any reduction, delay or loss of orders from our significant distributors or resellers could materially and adversely affect our revenues.

OUR ABILITY TO SUSTAIN OR GROW OUR BUSINESS MAY BE HARMED IF WE ARE UNABLE TO PROVIDE ADEQUATE CUSTOMER SUPPORT

     Our ability to continue to grow our company and to retain current and future customers depends in part upon the quality of our customer support operations. A failure to offer adequate customer support could materially and adversely affect our reputation or cause demand for our products to decline. Our customers generally require significant support and training prior to the installation and deployment of our products. Providing adequate levels of support to our customers, requires significant expenditures of resources and capital. As the market for high-speed access devices grows and as the technology for these devices continues to evolve, we will need to augment and improve upon our customer support operations.

WE MAY NOT BE ABLE TO FINANCE OUR GROWTH AND CAPITAL REQUIREMENTS

     Substantial working capital is required in order to fund and continue to build our business. If we fail to do so, we will not be able to remain competitive or continue to meet the increasing demands for our products. We expect to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. We may also need to spend significant amounts of cash to fund operating losses and increases in expenses, take advantage of opportunities or respond to developments or competitive pressures. We believe that the proceeds from the initial public offering and the proceeds of this offering, together with our existing capital resources and our revolving line of credit facility with BankAmerica NT&SA, will allow us to meet our capital requirements for at least the next 24 months. However, our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our client base, the growth of our sales and marketing efforts and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. We cannot be certain that additional financing will be available to us when needed or that such financing can be obtained on terms favorable to us. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures.

WE RELY UPON DISTRIBUTIONS, DIVIDENDS AND LOANS FROM OUR SUBSIDIARIES IN ORDER TO MEET OUR OBLIGATIONS AND COMMITMENTS

     As a holding company, we have no operations of our own. If our subsidiaries are unable to pay dividends or make loans or other distributions to us, we may not be able to meet obligations and debts that we incur, and the market price of our common stock could be adversely affected. In connection with a line of credit facility, our operating subsidiary Paradyne Corporation and its Canadian subsidiary are restricted from

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

paying dividends and making loans and other distributions. For a further description of these restrictions, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

THE YEAR 2000 PROBLEM MAY SEVERELY DISRUPT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     As is true for most companies, the Year 2000 problem creates a risk for us. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits (e.g., 99) rather than four digits (e.g., 1999). As a result, these systems automatically assume that the first two digits of a calendar year are "1" and "9." Therefore, time-sensitive functions of these systems may misinterpret dates after January 1, 2000, to refer to the twentieth century rather than the twenty-first century (i.e., "02" could be interpreted as "1902" rather than "2002"). The problems associated with this design decision are commonly referred to as the "Millennium Bug," "Year 2000 problem" or "Y2K problem." If systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on our operations. The risk exists primarily in three areas:

     - systems we use to run our business;

     - systems used by our service providers, distributors and suppliers; and

     - the potential for failures of our products, particularly our central office-based systems, due to Year 2000 problems associated with products manufactured by other equipment vendors used in conjunction with our products.

     A disruption in the operations of parties with whom we interact could materially and adversely affect our business, financial condition and results of operations.

     Substantial uncertainty remains in the software industry concerning the potential effects associated with the Year 2000 problem. We have developed a comprehensive multi-year plan to ensure that our internal computer software and hardware systems will be Year 2000 compliant. While we believe that we have implemented a comprehensive plan for addressing the Year 2000 problem and anticipate completing our compliance activities in a timely manner, we cannot be certain that these Year 2000 compliance efforts will be successful. Furthermore, the financial impact of making the required systems changes cannot be known precisely at this time.

     We are currently developing contingency plans to be implemented as part of our efforts to identify and correct Year 2000 problems affecting our internal systems. We expect to complete these contingency plans by the end of the third quarter of 1999. Depending on the systems affected, these plans could include accelerated replacement of affected equipment or software, increased work hours for our personnel or use of contract personnel to correct on an accelerated schedule any Year 2000 problems which may arise, the provision of manual workarounds for information systems, and other similar approaches. If we are required to implement any of these contingency plans, such plans may materially and adversely affect our business, financial condition and results of operations. Additionally, we may not complete these contingency plans in a timely manner, and failure to do so could materially and adversely affect our business, financial condition and results of operations.

IF OUR PRODUCTS CONTAIN DEFECTS, WE MAY BE SUBJECT TO SIGNIFICANT LIABILITY CLAIMS FROM OUR CUSTOMERS AND THE END-USERS OF OUR PRODUCTS AND INCUR SIGNIFICANT UNEXPECTED EXPENSES AND LOST SALES

     Our products are complex and, despite extensive testing, may therefore contain undetected errors or failures. If this happens, we may experience delay in or loss of market acceptance and sales, product returns, diversion of research and development resources, injury to our reputation or increased service and warranty costs. We also have exposure to significant liability claims with respect to our customers because our products are designed to provide critical communications services. Although we attempt to limit such exposure through

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

product liability insurance and through contractual limitations in our customer agreements, such precautions may not cover all potential claims resulting from a defect in one of our products.

MANAGEMENT AND OUR SINGLE LARGEST STOCKHOLDER MAY LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER STOCKHOLDER MATTERS

     Our executive officers, directors and principal stockholders and their affiliates will beneficially own 19,266,563 shares or approximately 59.61% of our outstanding shares of common stock (57.06% if the underwriters' over-allotment option is exercised in full) after the offering (based on the number of shares outstanding on August 31, 1999). As a result, these stockholders, if acting together, would be able effectively to control substantially all matters requiring approval by our stockholders.

     Entities associated with Texas Pacific Group will own approximately 39.55% of Paradyne after the offering (based on the number of shares outstanding on August 31, 1999) and will be able to exercise control over Paradyne, subject to the fiduciary duties of its representatives on the board of directors under Delaware law. The interests of Texas Pacific Group may not always coincide with the interests of other stockholders. Texas Pacific Group, through its representatives on the board of directors, could cause us to enter into transactions or agreements which we would not otherwise consider absent Texas Pacific Group influence. Texas Pacific Group also is currently the majority owner of GlobeSpan. See "Certain Transactions."

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL SHARES AT OR ABOVE THE OFFERING PRICE

     Prior to the effective date of our initial public offering on July 15, 1999, there was no public market for our common stock. The trading price of our common stock could be subject to wide fluctuations in response to various factors, some of which are beyond our control, such as:

     - actual or anticipated variations in quarterly results of operations;

     - changes in intellectual property rights of Paradyne or our competitors;

     - announcements of technological innovations;

     - the introduction of new products or changes in product pricing by Paradyne or our competitors;

     - changes in financial estimates by securities analysts;

     - announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors; and

     - additions or departures of key personnel.

A FAILURE TO MANAGE OUR GROWTH COULD ADVERSELY AFFECT OUR BUSINESS

     We have experienced expansions and contractions of our operations in the past. If we are unable to manage our growth effectively, our future profitability could be adversely affected. We anticipate that expansion of our operations will be required to address the potential growth in our client base and the opportunities in the broadband access market. Our current expansion is placing a significant strain on our managerial, operational and financial resources. We may not have adequate resources to support our future operations.

WE MAY ENGAGE IN ACQUISITIONS, AND WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE ANY NEW OPERATIONS, TECHNOLOGIES, PRODUCTS OR PERSONNEL

     Recently, the telecommunications industry has experienced substantial mergers and acquisitions activity. We have engaged in discussions in the past with third parties concerning potential acquisitions of product lines, technologies and businesses. However, we currently have no commitments or agreements with respect to any such acquisition. In the event that such an acquisition does occur, because of the small size of our management team, we may be particularly susceptible to risks associated with the assimilation of operations, technologies, products and personnel and the diversion of management's attention from other business concerns.

SHOULD WE SELL A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET, THE PRICE OF OUR COMMON STOCK COULD FALL

     Sales of a substantial number of shares of our common stock in the public market could cause the market price of our common stock to decline and could impair our ability to raise additional capital through the sale of equity securities. As of August 31, 1999, we had approximately 30,676,745 shares of common stock outstanding, of which approximately 7,024,002 shares are freely transferable without restriction or registration under the Securities Act, unless such shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining 23,652,743 shares of common stock held by existing stockholders as of August 31, 1999 are "restricted securities" as that term is defined in Rule 144 (the "Restricted Securities"). After this offering, approximately 5,500,000 additional shares will be freely transferable (approximately 6,325,000 shares if the underwriters' over-allotment option is exercised in full). Approximately 17,963,735 shares of our common stock are subject to "lock-up" agreements which generally prohibit the sale or other transfer of such shares during the period beginning on July 15, 1999 and ending on January 12, 2000 without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, the lead manager of our initial public offering. As of January 12, 2000, all of these shares will become eligible for sale, subject in most cases to the limitations of Rule 144 and Rule 701. Restricted shares held by non-affiliates will be eligible for sale under Rule 144(k) without volume and manner of sale restrictions. In addition, we have filed a registration statement on Form S-8 with the Securities and Exchange Commission covering the 6,242,507 shares of common stock reserved for issuance under our 1996 Equity Incentive Plan, 1999 Employee Stock Purchase Plan and 1999 Non-Employee Directors' Stock Option Plan. Upon expiration of the lock-up period discussed above, approximately 1,984,462 shares will be subject to immediately exercisable options (based on options outstanding on August 31, 1999). Sales of a large number of any of these shares could have an adverse effect on the market price for our common stock.

OUR CORPORATE CHARTER AND BYLAWS MAY DISCOURAGE TAKE-OVER ATTEMPTS AND DEPRESS THE MARKET PRICE OF OUR STOCK

     Provisions in our restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

     - the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

     - the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

     - the requirement that at least 50% of the outstanding shares of common stock are needed to call a special meeting of stockholders;

     - the division of the board of directors into three classes, with each class serving staggered three-year terms; and

     - the requirement that all actions by stockholders must be effected at a duly called meeting of the stockholders and may not be effected by a consent in writing.

     These provisions could discourage take-over attempts and could adversely affect the market price of our common stock. In addition, these provisions may limit the ability of stockholders to remove our current management. In addition, our board of directors can issue up to 5,000,000 shares of preferred stock without the approval of the holders of common stock. Any preferred stock may have rights senior to the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could also have the effect of delaying, deterring or preventing a change in control of Paradyne. See "Description of Capital Stock" for a further discussion of these provisions.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. All statements regarding future events, our future financial performance and operating results, our business strategy and our financing plans are forward-looking statements. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated by the statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

     We will receive net proceeds of approximately $20,749,000 from the sale of 500,000 shares of our common stock in this offering, at an assumed public offering price of $44.50 after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the shares sold by the selling stockholders in this offering.

     We intend to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. The amounts actually expended for working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. Additionally, we may use a portion of the net proceeds to pursue possible acquisitions of businesses, technologies or products complementary to our business. We cannot assure you that we will identify suitable acquisition candidates or that we will consummate any acquisitions. Pending our use of the net proceeds, we intend to invest the funds in short term, interest bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

     Our Common Stock commenced trading publicly on the Nasdaq National Market on July 16, 1999, and is traded under the symbol PDYN. Prior to such time, there was no public market for our Common Stock. The following table sets forth the high and low sales prices of our Common Stock for the periods indicated:

1999                                                          HIGH    LOW
----                                                          ----   -----
Third Quarter (from July 16, 1999)..........................  $58    $31 3/4

     On September 9, 1999, the last reported sale price for our Common Stock on the Nasdaq National Market was $44.50 per share. As of September 9, 1999, there were approximately 231 holders of record of our Common Stock.

                                DIVIDEND POLICY

     We currently anticipate that we will retain all of our future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Our current financing arrangements place certain restrictions on the payment of dividends.

                              COMPANY INFORMATION

     We are a Delaware corporation. Our principal executive offices are located at 8545 126th Avenue North, Largo, Florida 33773, and our telephone number is
(727) 530-2000. Our fiscal year ends on December 31. We maintain a worldwide web site at http://www.paradyne.com. The reference to our worldwide web address does not constitute incorporation by reference into this prospectus of the information contained at that site. Our logo and certain titles and logos of our publications and products mentioned in this prospectus are our service marks and trademarks. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                                 CAPITALIZATION

     The following table sets forth our total capitalization as of June 30, 1999:

     - On an actual basis;

     - On a pro forma basis to reflect the sale by Paradyne in July 1999 of 4,000,000 shares of Common Stock in our initial public offering at an initial public offering price of $17.00 per share and the application of the net proceeds therefrom; and

     - On a pro forma, as adjusted basis to (i) reflect the sale by Paradyne in July 1999 of 4,000,000 shares of Common Stock in our initial public offering at an initial public offering price of $17.00 per share and the application of the net proceeds therefrom and (ii) the sale of 500,000 shares of common stock by Paradyne in this offering at an assumed public offering price of $44.50 per share and the application of the net proceeds in the manner described in "Use of Proceeds."

     Please read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto beginning on page F-1 of this prospectus. The information in the table below regarding shares outstanding is as of June 30, 1999. It excludes 7,250,000 shares of common stock reserved for issuance under our stock plans, of which 3,536,135 shares were subject to outstanding options as of June 30, 1999. Options to purchase 3,424,275 shares of common stock were outstanding as of August 31, 1999. See "Management -- 1996 Equity Incentive Plan."

                                                                     AS OF JUNE 30, 1999
                                                              ---------------------------------
                                                                                     PRO FORMA
                                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                                                       (IN THOUSANDS)
Current portion of debt.....................................  $ 9,284    $   411     $    411
                                                              =======    =======     ========
Long-term debt..............................................  $   362    $   362     $    362
Stockholders' equity:
  Preferred stock, par value $0.001; no shares authorized,
     actual; 5,000,000 shares authorized, as adjusted; no
     shares outstanding, actual or as adjusted..............       --         --           --
  Common stock, par value $0.001; 60,000,000 shares
     authorized; 26,406,608 shares issued and outstanding,
     actual; 31,176,745 shares outstanding, as adjusted.....       26         30           31
  Additional paid-in capital................................   27,716     88,952      109,700
  Deferred Compensation.....................................   (2,808)    (2,808)      (2,808)
  Retained earnings.........................................    8,397      8,397        8,397
  Notes receivable for common stock.........................   (1,228)    (1,228)      (1,228)
  Cumulative translation adjustment.........................      260        260          260
                                                              -------    -------     --------
          Totals stockholders' equity.......................   32,363     93,603      114,352
                                                              -------    -------     --------
          Total capitalization..............................  $32,725    $93,965     $114,714
                                                              =======    =======     ========

                                    DILUTION

     Our net tangible book value as of August 31, 1999 was approximately $102.1 million, or approximately $3.33 per share. This is calculated as our total tangible assets less total liabilities, divided by the number of shares outstanding as of August 31, 1999. "Adjusted net tangible book value" per share represents our net tangible book value after adjusting for the net proceeds from the sale of 500,000 shares of common stock offered hereby at an assumed public offering price of $44.50 per share. The sale of shares of common stock in this offering and the application of the net proceeds therefrom will result in an immediate increase in net tangible book value of $20.7 million or $0.61 per share to existing stockholders and an immediate dilution of $40.56 per share to investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share.....................           $44.50
                                                                       ------
  Net tangible book value per share as of August 31, 1999...  $ 3.33
                                                              ------
  Increase attributable to new investors....................    0.61
                                                              ------
Adjusted net tangible book value as of August 31, 1999......             3.94
                                                                       ------
Dilution to new investors...................................           $40.56
                                                                       ======

     The following table summarizes, on an as adjusted basis for the offering, as of August 31, 1999, the number of shares of common stock purchased from Paradyne, the total consideration paid to Paradyne and the average price per share paid to Paradyne by existing stockholders and by the investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expense payable by Paradyne:

                                       SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                     --------------------    ----------------------   PRICE PER
                                       NUMBER     PERCENT       AMOUNT      PERCENT     SHARE
Existing stockholders..............  30,676,745     98.4%    $ 93,272,000     80.7%    $ 3.04
                                                                                       ------
New stockholders...................     500,000      1.6       22,250,000     19.3      44.50
                                     ----------    -----     ------------    -----     ------
          Total....................  31,176,745    100.0%    $115,522,000    100.0%
                                     ==========    =====     ============    =====

     In the event that we issue additional shares of common stock in the future, purchasers of common stock in this offering may experience further dilution.

     The foregoing discussion and tables assume no exercise of any stock options at a weighted average exercise price of $4.26 per share as of August 31, 1999. To the extent these options are exercised, new investors will experience further dilution. See "Management -- 1996 Equity Incentive Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data is derived from the consolidated financial statements of Paradyne and from the books and records of its predecessor business. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus. The consolidated statement of operations for the seven months ended July 31, 1996, the five months ending December 31, 1996 and for the years ended December 31, 1997 and 1998 and the consolidated balance sheet as of December 31, 1996, 1997 and 1998 are derived from audited consolidated financial statements. The consolidated statements of operations data for the six months ended June 30, 1998 and 1999 are derived from the unaudited consolidated financial statements of Paradyne, which are included elsewhere herein. The unaudited consolidated financial information reflects all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair statement of the financial data for such period. The results of operations of the six months ended June 30, 1999 are not necessarily indicative of results to be expected in any future period. The selected consolidated financial data for the years ended December 31, 1994 and 1995 have not been audited. The predecessor business consists of certain operating activities of AT&T Paradyne Corporation, a wholly owned subsidiary of Lucent Technologies Inc., on a carve-out basis, which were acquired by Paradyne effective July 31, 1996. In the opinion of our management, the predecessor business operated in a substantially different organizational structure and manner than we do and, accordingly, we believe that a comparison of its operating activities and results to ours is not meaningful. See Note 2 of the Notes to the Consolidated Financial Statements of Paradyne for an explanation of the method used to calculate earnings per share. Earnings per share data is not presented for the predecessor business since the predecessor business did not have its own capital structure. As a result, this information would not be meaningful.

                                           PREDECESSOR BUSINESS                                  PARADYNE
                                    ----------------------------------   --------------------------------------------------------
                                                                                                                  SIX MONTHS
                                        YEARS ENDED       SEVEN MONTHS   FIVE MONTHS        YEARS ENDED              ENDED
                                       DECEMBER 31,          ENDED          ENDED          DECEMBER 31,            JUNE 30,
                                    -------------------     JULY 31,     DECEMBER 31,   -------------------   -------------------
                                      1994       1995         1996           1996         1997       1998       1998       1999
                                                                  (IN THOUSANDS, EXCEPT SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues:
  Sales...........................  $277,935   $259,654     $128,099       $112,293     $177,850   $195,153   $ 87,879   $103,133
  Service.........................     5,334      3,910        1,975          1,413        3,040      2,256      1,028        891
  Royalties.......................       120      1,425          464            325          413      1,392        350      2,818
                                    --------   --------     --------       --------     --------   --------   --------   --------
        Total Revenues............   283,389    264,989      130,538        114,031      181,303    198,801     89,257    106,842
Cost of sales:
  Equipment.......................   148,711    137,459       73,208         59,634       90,334    107,921     45,744     59,740
  Service.........................     4,862      3,980        1,803            744        1,154        620        307        325
                                    --------   --------     --------       --------     --------   --------   --------   --------
        Total cost of sales.......   153,573    141,439       75,011         60,378       91,488    108,541     46,051     60,065
                                    --------   --------     --------       --------     --------   --------   --------   --------
  Gross margin....................   129,816    123,550       55,527         53,653       89,815     90,260     43,206     46,777
Operating expenses:
  Research & development(1).......    30,510     30,100       28,019         31,174       37,339     35,132     17,282     17,835
  Selling, general &
    administrative................   119,761    115,155       42,928         29,409       66,278     55,969     28,063     27,663
  Amortization of deferred stock
    compensation..................        --         --           --             --           --         --         --        135
  Restructuring charges...........        --         --           --             --        1,778        984         59         --
                                    --------   --------     --------       --------     --------   --------   --------   --------
        Total operating
          expenses................   150,271    145,255       70,947         60,583      105,395     92,085     45,404     45,633
                                    --------   --------     --------       --------     --------   --------   --------   --------
Operating income (loss)...........   (20,455)   (21,705)     (15,420)        (6,930)     (15,580)    (1,825)    (2,198)     1,144
Other (income) expenses:
  Interest........................     1,279      1,437          200          3,502        7,712      1,711      1,040        691
  Lucent settlement gain..........        --         --           --             --      (51,183)        --         --         --
  Other, net......................    (1,439)    (3,708)      (2,074)           382       (1,753)     1,191         67     (2,540)
                                    --------   --------     --------       --------     --------   --------   --------   --------
Income (loss) before provision for
  income tax......................   (20,295)   (19,434)     (13,546)       (10,814)      29,644     (4,727)    (3,305)     2,993
Provision (benefit) for income
  tax.............................     1,565        948          184             --        8,302     (1,082)      (757)     1,235
                                    --------   --------     --------       --------     --------   --------   --------   --------
Net income (loss).................  $(21,860)  $(20,382)    $ 13,730)      $(10,814)    $ 21,342   $ (3,645)  $ (2,548)  $  1,758
                                    --------   --------     --------       --------     --------   --------   --------   --------
Income (loss) per common share:
  Basic...........................                                         $  (0.42)    $   0.84   $  (0.14)  $  (0.10)  $   0.07
  Diluted.........................                                            (0.42)        0.81      (0.14)     (0.10)      0.06
Shares used in computing income
  (loss)
  per share:
  Basic...........................                                           25,500       25,552     25,623     25,606     26,124
  Diluted.........................                                           25,500       26,291     25,623     25,606     27,477

                               AS OF DECEMBER 31,     AS OF JULY 31,    AS OF DECEMBER 31,    AS OF DECEMBER 31,
                              --------------------    --------------    ------------------    ------------------
                                1994        1995           1996                1996            1997       1998
                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash and cash
  equivalents.............    $  5,715    $  3,094       $  5,717            $  1,354         $3,240     $2,356
Working capital...........      61,318      26,991         20,265               9,990          9,606      8,382
Total assets..............     162,941     126,428        103,050             144,142         83,200     75,063
Total debt................         946         302             52              82,182         18,184     16,836
Total divisional
  equity(2)...............     118,585      80,372         73,327                  --             --         --
Total stockholders'
  equity..................          --          --             --               5,979         31,402     27,339

                             AS OF JUNE 30,
                            ----------------
                             1998      1999
                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash and cash
  equivalents.............  $2,783    $3,663
Working capital...........  12,202    14,093
Total assets..............  77,584    71,733
Total debt................  15,044     9,646
Total divisional
  equity(2)...............      --        --
Total stockholders'
  equity..................  28,800    32,363

------------------------------

(1) Includes $13,114 of purchased research and development for the five months ended December 31, 1996.
(2) Since the predecessor business was not a legal entity, there was no stockholders' equity. "Divisional equity" represents the net assets of the predecessor business.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. All statements regarding future events, our future financial performance and operating results, our business strategy and our financing plans are forward-looking statements. In many cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of such terms and other comparable terminology. These statements are only predictions. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those projected in the forward-looking statements. In evaluating these statements, you should specifically consider various factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading developer, manufacturer and distributor of broadband and narrowband network access products for network service providers ("NSPs") and business customers. We offer solutions that enable business class, service level managed, high-speed connectivity over the existing telephone network infrastructure and provide for cost-effective access speeds of up to 45 Mbps. Our equipment has been sold to over 50% of the Fortune 500 companies and in businesses in over 125 countries. We estimate that sales to NSPs represented approximately 40% of our total revenues in 1998. With our reputation and history as a supplier of access solutions to a large customer base, we believe that we are well positioned to provide broadband access solutions to NSPs and business customers as they upgrade their networks.

     In July 1996, as part of a divestiture by Lucent, Paradyne Acquisition Corp., a wholly owned subsidiary of Communication Partners, L.P., a limited partnership controlled by the Texas Pacific Group, acquired all of the outstanding shares of common stock of Paradyne Corporation. In June 1999 Paradyne Acquisition Corp. changed its name to Paradyne Networks, Inc. Our business was created when operations of Paradyne Corporation were either retained by Lucent or assigned to newly created entities in connection with the divestiture. The business that remained with Paradyne Corporation is referred to as the predecessor business. The predecessor business derived most of its revenues through July 1996 from the sale of narrowband products. The predecessor business purchased products and services from preferred suppliers of AT&T and Lucent and incurred intercompany charges for services provided by other AT&T operations. Following the 1996 acquisition, we introduced a series of new products, including many new broadband products, and discontinued sales of the Tellabs 74X family of products which were transitioned to Lucent. In addition, we lowered our expenses and restructured our operations. The cost of the restructuring was accounted for as part of the purchase accounting associated with the 1996 acquisition. We believe the revenues and expenses of the predecessor business are not representative of our current business, financial condition or results of operations. Accordingly, we believe that a period-to-period comparison of operating results prior to 1997 is not meaningful.

     In 1997, Paradyne recorded a restructuring charge of approximately $1.8 million. Most of this charge related to staff reductions in our U.S. operations in November 1997. Staff reductions were appropriate as a result of improved operating efficiencies resulting from an investment in new systems and processes as well as changing the composition of our workforce to update the availability of strategic skills. During 1998, we also incurred expenses of $1.0 million, related to a restructuring of our international operations.

     Through 1997, our revenues were derived principally from the sale and service of narrowband network access products and, to a much lesser extent, technology licensing. In 1998, our broadband products, including our Hotwire and FrameSaver products, which were introduced in 1997, comprised the majority of our revenue, and we expect broadband products to represent an increasing portion of future revenues. Royalty revenues consist principally of licensing of technology, and service revenues are derived from repair of out-of-warranty products. We do not expect that either royalty or service revenues will constitute a substantial portion of our revenues in future periods.

     In July 1999, we completed an initial public offering of 4,000,000 shares of our common stock at an initial public offering price of $17.00 per share. We received net proceeds of approximately $61,240,000, after deducting estimated underwriting discounts and commissions and other offering expenses.

     We market and sell our products worldwide to NSPs and business customers through a multi-tier distribution system that includes direct sales, strategic partner sales, NSP sales and traditional distributor or value added reseller sales. Direct sales to Lucent in 1998 accounted for approximately 35% of our total revenues. Sales to Tech Data accounted for approximately 15% of our total revenues. We estimate that approximately 70% of our sales to Tech Data represented products that were resold to Lucent. Collectively, we estimate that direct and indirect sales to, and service performed for, Lucent accounted for approximately 47% of our total revenues in 1998 and 27% in the first six months of 1999. This percentage reduction principally results from lower Lucent equipment sales of some of our older products in the first six months of 1999. A majority of our sales to Lucent represented sales to Lucent as a reseller of our products. Sales to SITA, an NSP, in 1998 accounted for approximately 9% of our total revenues in 1998 and 7% in the first six months of 1999, and sales to Rhythms, an NSP, accounted for approximately 6% of our total revenues in 1998 and 29% in the first six months of 1999. The percentage increase of our total revenues to Rhythms in the second quarter of 1999 is primarily due to an increase in the deployment of their infrastructure using our products. A loss or a significant reduction or delay in sales to any of our major customers could materially and adversely affect our business, financial condition and results of operations. See "Risk Factors -- We Depend on Major Customers for a Substantial Portion of Our Revenues."

     We generally recognize revenue from product sales upon shipment. No revenue is recognized on products shipped on a trial basis. Estimated sales returns based on historical experience by product are recorded at the time the product revenue is recognized. Charges for warranty work are included in cost of equipment sales. We believe that our accrued warranty reserve is sufficient to meet our responsibilities for potential future warranty work on products sold. Revenue from services, which consists mainly of repair of out-of-warranty products, is recognized when the services are performed and all substantial contractual obligations have been satisfied. License and royalty revenues are recognized when we have completed delivery of technical specifications and performed substantially all required services under the related agreement.

     We expect our gross margin to be affected by many factors, including competitive pricing pressures, fluctuations in manufacturing volumes, costs of components and sub-assemblies, and the mix of products or system configurations sold and timing of sales of follow-on line cards and endpoints for central office systems. Follow-on line cards and endpoints are components that are sold separately from central office systems and margins vary on these products. Central office systems are often sold as stand-alone chassis with limited number line cards. Customers purchase follow-on line cards and endpoints in order to increase the capacity of their central office system. Additionally, our gross margin may fluctuate due to changes in our mix of distribution channels. Sales prices of some of our products have decreased recently as a result of increased competition. Further price reductions may be necessary to remain competitive. Although we have been able to offset most price declines with reductions in our manufacturing costs, there can be no assurance that we will be able to offset further price declines with cost reductions.

     Research and development expenses primarily consist of: personnel costs related to engineering and technical support; consultant and outside testing services fees; research and development facilities expenses; equipment and supplies expenses associated with enhancing existing products and the development of new products; an allocation of information systems charges; and software and software maintenance expenses. We expense all research and development expenses as incurred. We believe that continued investment in research and development is critical to attaining our strategic product and cost-reduction objectives. We will, however, attempt to control and optimize our research and development expenditures in order to meet our strategic goals while at the same time allowing us to meet our profitability goals. Over time, as revenues increase, research and development expenditures are expected to increase as well.

     We had twelve in-process research and development projects, consisting of nine broadband and three narrowband projects that were acquired in connection with the 1996 acquisition. These projects included three Acculink projects, one Comsphere project, three Frame Relay projects, three Hotwire projects and two digital service unit projects. We acquired the in-process research and development projects in order to gain additional product enhancements, technologies and skills, through which we would enter into new markets and distribution channels and grow our market share for high-speed access products. At the time of the divestiture, we estimated the value of each in-process project to range from $100,000 to $3.2 million, and the aggregate value to be approximately $13.1 million and anticipated that each project would require between five and nine months to complete. Based on our technological expertise and experience in completing and commercializing access products, we did not believe there were any material risks that would affect the timely completion of the projects. The total cost to complete the development of these projects at the time of the acquisition was estimated to be approximately $15.2 million. Subsequent developments have demonstrated that most of the projects have met or exceeded the initial valuation placed on such projects. Three projects have proven to be less successful than originally forecast primarily due to unforeseen changes in the marketplace.

     Selling, general and administrative expenses primarily consist of: salaries, commissions and related expenses for personnel engaged in marketing, sales and field service support functions, finance, human resource and administrative activities; advertising, promotional and trade show expenses, including the related travel expenses; consultant fees; equipment and facilities expenses, including intangibles amortization; supplies, software and software maintenance; and consignments. We intend to continue to invest in selling, marketing and promotional programs. In addition, we expect to expand our field sales operations and customer support organizations. We expect general and administrative expenses to increase moderately as our business grows and we begin operations as a public company. General and administrative expenses have been significantly reduced since the 1996 acquisition by improving systems and processes and eliminating unnecessary expenses, and we expect to continue our focus on controlling expenses in the future.

     Sales to customers outside of the United States accounted for approximately 30% and 20% of revenues in 1997 and 1998, respectively. This decrease was primarily due to the decline in sales of our older narrowband products and economic instability in Asia. In 1998, approximately 94% of our sales were denominated in U.S. dollars. While Paradyne is subject to fluctuations in foreign currency exchange rates with respect to income derived from international sales not denominated in U.S. dollars, the costs associated with a majority of these sales are in the same currency, which partially mitigates the effect of such fluctuations. Historically, currency exchange movements have not had a material effect on our business, financial condition or results of operations. If our non-U.S. operations expand, the effect of currency fluctuations may have a more significant impact on our revenues and costs. At December 31, 1998, we had no material monetary assets, liabilities or commitments denominated in currencies other than U.S. dollars. We do not hedge foreign currency transactions. Our strategy for managing currency risk is to minimize our foreign currency exposure.

     Despite growing revenues, excluding a non-recurring gain recognized in 1997 in connection with a contract renegotiation, we have not been profitable on an annual basis, and we may continue to incur net losses. In addition to the customer concentration we have experienced, we also have lengthy development and sales cycles for our products, and there is often a significant delay between the time we incur expenses and the time we realize the related revenue. To the extent that future revenues do not increase significantly in the same periods in which operating expenses increase, our operating results will be adversely affected. See "Risk Factors -- Various Factors Could Cause Our Results to Fluctuate" and "-- We May Not Achieve Revenue Growth and Profitability."

     Paradyne's quarterly and annual operating results have fluctuated in the past and are likely to fluctuate in the future due to a variety of factors, many of which are outside of our control. Some of these factors include:

     - the timing and amount of, or cancellation or rescheduling of, orders for our products and services to existing and new customers;

     - our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions on a timely basis;

     - announcements, new product introductions and reductions in price of products offered by our competitors;

     - our ability to achieve cost reductions;

     - our ability to obtain sufficient supplies of sole or limited source components for our products;

     - the ability of our NSP customers to raise financing to purchase our products;

     - the timing and rate of deployment of our products by NSPs;

     - preferential pricing arrangements;

     - our ability to attain and maintain production volumes and quality levels for our products;

     - the mix of products sold and the mix of distribution channels through which they are sold;

     - fluctuations in demand for our products and services, especially by our major customers;

     - expiration of favorable supply or purchase contracts;

     - costs relating to possible acquisitions and integration of technologies or businesses; and

     - conditions in the telecommunications market, including consolidation in the industry, and economic conditions generally.

     Due to these and other factors, quarterly and annual revenues, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. Additionally, due to all of the foregoing factors, it is possible that in some future periods, our operating results and/or our growth rate will be below what public market analysts and investors expect. If that happens, the market price of our common stock could decline materially.

RESULTS OF OPERATIONS

     The following table summarizes Paradyne's operating results as a percentage of revenues for each of the periods shown.

                                                  PREDECESSOR BUSINESS                            PARADYNE
                                             -------------------------------   ----------------------------------------------
                                               YEAR ENDED                      FIVE MONTHS     YEAR ENDED       SIX MONTHS
                                              DECEMBER 31,     SEVEN MONTHS       ENDED       DECEMBER 31,    ENDED JUNE 30,
                                             --------------   ENDED JULY 31,   DECEMBER 31,   -------------   ---------------
                                             1994     1995         1996            1996       1997    1998     1998     1999
Revenues:
  Sales....................................   98.1%    98.0%       98.1%           98.5%       98.1%   98.2%   98.5%    96.5%
  Service..................................    1.9      1.5         1.5             1.2         1.7     1.1     1.1       .8
  Royalties................................     --      0.5         0.4             0.3         0.2     0.7      .4      2.7
                                             -----    -----       -----           -----       -----   -----   -----    -----
        Total revenues.....................  100.0    100.0       100.0           100.0       100.0   100.0   100.0    100.0
Cost of sales:
  Equipment................................   52.5     51.9        56.1            52.3        49.8    54.3    51.3     55.9
  Service..................................    1.7      1.5         1.4             0.7         0.6     0.3      .3       .3
                                             -----    -----       -----           -----       -----   -----   -----    -----
        Total cost of sales................   54.2     53.4        57.5            52.9        50.5    54.6    51.6     56.2
                                             -----    -----       -----           -----       -----   -----   -----    -----
Gross margin...............................   45.8     46.6        42.5            47.1        49.5    45.4    48.4     43.8
Operating expenses:
  Research & development...................   10.8     11.4        21.5            27.3        20.6    17.7    19.4     16.7
  Selling, general & administrative........   42.3     43.5        32.9            25.8        36.6    28.2    31.4     25.9
Amortization of deferred stock
  compensation.............................     --       --          --              --          --      --      --       .1
  Restructuring charges....................     --       --          --              --         1.0     0.5      .1       --
                                             -----    -----       -----           -----       -----   -----   -----    -----
        Total operating expenses...........   53.0     54.8        54.3            53.1        58.1    46.3    50.9     42.7
                                             -----    -----       -----           -----       -----   -----   -----    -----
Operating income (loss)....................   (7.2)    (8.2)      (11.8)           (6.1)       (8.6)   (0.9)   (2.5)     1.1
Other (income) expenses:
  Interest.................................    0.5      0.5         0.2             3.1         4.3     0.9     1.1       .7
  Lucent settlement gain...................     --       --          --              --       (28.2)     --      --       --
  Other, net...............................   (0.5)    (1.4)       (1.6)            0.3        (1.0)    0.6      .1     (2.4)
                                             -----    -----       -----           -----       -----   -----   -----    -----
  Income (loss) before provision for income
    tax....................................   (7.2)    (7.3)      (10.4)           (9.5)       16.4    (2.4)   (3.7)     2.8
Provision (benefit) for income tax.........    0.6      0.4         0.1              --         4.6    (0.5)   ( .8)     1.2
                                             -----    -----       -----           -----       -----   -----   -----    -----
Net income (loss)..........................   (7.7)%   (7.7)%     (10.5)%          (9.5)%     11.8%    (1.8)%  (2.9)%   1.6%
                                             =====    =====       =====           =====       =====   =====   =====    =====

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

     Revenues. Total revenues increased $17.6 million, or 19.7% to $106.8 million for the six months ended June 30, 1999 from $89.3 million for the same period in 1998. The increase was primarily due to an increase in the volume of sales of our broadband access products. As a percentage of total revenues, equipment sales were 96.5% of total revenues for the six months ended June 30, 1999 compared to 98.5% for the six months ended June 30, 1998. The percentage decrease is mostly due to a $2.8 million increase in royalty income in 1999 which includes $1.1 million from a one-time royalty fee from Globespan related to termination of an existing agreement, and $1.5 million from a one-time license fee from a third party for intellectual property relating to narrowband technology.

     Gross Margin. Gross margin increased $3.6 million or 8.3% to $46.8 million for the six months ended June 30, 1999 from $43.2 million for the six months ended June 30, 1998. A substantial portion of the increase was due to the recognition of $2.5 million of royalty revenues. Gross margin as a percentage of total revenues decreased to 43.8% in 1999 from 48.4% in 1998 primarily because our newer, competitively priced products comprised a greater portion of our total revenues. Gross margin for equipment sales increased $1.3 million reflecting increased sales at lower margins resulting from the competitive pricing of recently introduced products.

     Research and Development Expenses. Research and development expenses increased $500,000, or 3.2%, to $17.8 million for the six months ended June 30, 1999 from $17.3 million for the first half of 1998. As a percentage of total revenues, research and development expense decreased to 16.7% for the first six months of 1999 from 19.4% in the first half of 1998. This decrease is primarily attributable to the increase in revenue during the period.

     Selling, General and Administrative ('SG&A') Expenses. SG&A expenses decreased $400,000, or 1.4%, to $27.7 million for the six months ended June 30, 1999 from $28.1 million for the six months ended June 30, 1998. The decrease is primarily attributable to a $1.1 million decrease in professional and contractor fees, a $600,000 decrease in advertising, and a $600,000 decrease in rental expenses, offset by a $700,000 increase in personnel related expenses mainly due to higher incentive based expenses as a result of the higher revenues, an increase in expense related to consignment of equipment to customers of $600,000 and higher depreciation expense of $500,000. SG&A as a percentage of revenue declined from 31.4% for the six months ended June 30, 1998 to 25.9% for the six months ended June 30, 1999. This decrease resulted primarily due to the 19.7% increase in revenue during the period.

     Amortization of Deferred Stock Compensation. Deferred stock compensation is related to the granting of stock options to key employees at prices deemed to be below fair market value for financial reporting purposes. The deferred stock compensation is being amortized over the vesting period of the options, generally four years. Amortization of deferred stock compensation of $135,000 was recorded during the quarter ended June 30, 1999.

     Interest and Other (Income) Expense, Net. Interest and other (income) expense, net, increased by $2.9 million to $1.8 million of income for the six months ended June 30, 1999, from $1.1 million of expense for the same period in 1998. Interest and other (income) expense, net, is related to interest on notes payable and borrowings under lines of credit, gains and losses on equity investments and foreign exchange gains and losses. This increase was primarily attributable to the receipt by Paradyne of approximately $3.0 million of income from the sale of patents. Interest expense also decreased by $300,000 due to a reduction in the debt related to Lucent and Communication Partners, L.P. which was offset by a $300,000 increase in foreign exchange losses.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Revenues. Total revenues increased $17.5 million, or 9.7%, to $198.8 million in 1998 from $181.3 million in 1997. This increase was primarily due to an increase in the sales of our broadband access products. The increase in sales was primarily a result of higher average selling price due to product mix and to volume increases in broadband products. As a percentage of total revenues, equipment sales were 98.2% in 1998 compared to 98.1% in 1997. In 1998 and 1997, we also earned relatively small amounts of service revenues through the repair of out of warranty equipment and royalty revenues from the licensing of technology.

     Gross Margin. Gross margin increased $400,000, or 0.5%, to $90.3 million in 1998 from $89.8 million in 1997. Gross margin as a percentage of total revenues decreased to 45.4% in 1998 from 49.5% in 1997 for the following reasons:

     - some of our older products faced competitive price pressures, which resulted in lower average sales prices and accounted for a decline in gross margin of approximately 3 percentage points out of the 4.1 percentage point net decline in gross margin; and

     - In 1997 we had a large one-time customer purchase of an out-of-production product for which we were able to obtain a substantially higher than average sales price. No similar purchase occurred in 1998, resulting in a decrease in gross margin of 1 percentage point out of the 4.1 percentage point net decline in gross margin.

     Research and Development Expenses. Research and development expenses decreased $2.2 million, or 5.9%, to $35.1 million in 1998 from $37.3 million in 1997. This decrease was primarily due to a reduction in the number of contractors and a decrease in employees, as a result of the restructuring in November 1997. Research and development expenses declined to 17.7% of total revenues in 1998 from 20.6% in 1997 primarily due to the increase in total revenues in 1998 along with the expense reductions.

     Selling, General and Administrative Expenses. SG&A expenses decreased $10.3 million, or 15.6%, to $56.0 million in 1998 from $66.3 million in 1997. The decrease was primarily attributable to a $6.4 million reduction in amortization expense related to the Lucent settlement, a $3.3 million reduction in consultant fees and a $2.4 million decrease in advertising costs, offset by a $900,000 increase in personnel costs and a $900,000 increase in rental expenses. SG&A expenses as a percentage of total revenues decrease to 28.2% in 1998 from 36.6% in 1997 primarily due to the increase in total revenues in 1998 along with expense reductions.

     Restructuring Charges. During 1998, we incurred expenses of $1.0 million, or 0.5% of total revenues, related to restructuring our international operations.

     Interest and Other (Income) Expense, Net. Interest and other (income) expense, net, decreased $3.1 million, or 51.3%, to $2.9 million in 1998 from $6.0 million in 1997. Interest and other (income) expense, net, is related to interest on notes payable and borrowings under lines of credit, gains and losses on equity investments and foreign exchange gains and losses. The decrease in 1998 was primarily attributable to a reduction in interest expense associated with the $63.0 million forgiveness of debt by Lucent in 1997.

     Income Taxes. Our 1998 income tax benefit was $1.1 million, or 22.9% of the loss before income tax of $4.7 million. The tax benefit was less than the statutory federal and state income tax rates principally due to losses incurred in foreign jurisdictions for which no income tax benefit was available.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE SEVEN MONTH PERIOD ENDED JULY 31, 1996 (PREDECESSOR BUSINESS) AND THE FIVE MONTH PERIOD ENDED DECEMBER 31, 1996

     References to the seven month period ended July 31, 1996 and the five month period ended December 31, 1996 (the "1996 Periods") reflect the combination of the predecessor business for seven months of 1996 with the operations of Paradyne for five months of 1996, and do not include any adjustments related to the purchase.

     Revenues. Total revenues decreased $63.2 million, or 25.9%, to $181.3 million in 1997 from $244.5 million in 1996. This decrease was primarily due to the following factors:

     - sales of our older narrowband products, overall, declined at a rapid rate;

     - in an attempt to meet their 1996 contractual targets, Lucent purchased products from us at the end of 1996, which resulted in lower Lucent purchases in 1997 as it sold off its inventory (See "Certain Transactions"); and

     - we discontinued selling Premisys products through channels other than Lucent and AT&T and discontinued selling other network access products which were transitioned to Lucent after the sale of Paradyne.

     As a percentage of total revenues, equipment sales were 98.1% in 1997 and 98.3% in the 1996 Periods. We also earned relatively small amounts of service revenues through the repair of out of warranty equipment and royalty revenues from the licensing of technology.

     Gross Margins. Gross margin decreased $19.4 million, or 17.7%, to $89.8 million in 1997 from $109.2 million in the 1996 Periods. Gross margin as a percentage of total revenues increased to 49.5% in 1997 from 44.6% in the 1996 Periods for the following reasons:

     - we were able to reduce the material costs of some of our products by obtaining more competitive pricing from our existing and new suppliers, which resulted in savings in the form of lower product costs in 1997, and we were able to obtain a higher average sales price for some of our older products due to increased sales of products with higher margin configurations, which translated into higher margins. Together these changes accounted for an increase of approximately 7 percentage points out of the 4.9 percentage point net increase in gross margin.

     - one of our major customers making a large one-time purchase of an out-of-production product in 1997 for which we were able to obtain a substantially higher than average sales price (resulting in an increase to gross margin of approximately 1 percentage point out of the
       4.9 percentage point net increase in gross margin.)

     - we introduced new, competitively priced access products, which resulted in a decrease in gross margin of approximately 4 percentage points out of the 4.9 percentage point net increase in gross margin.

     Research and Development Expenses. Research and development expenses decreased $21.9 million, or 36.9%, to $37.3 million in 1997 from $59.2 million in the 1996 Periods. Research and development expenses declined to 20.6% of total revenues in 1997 from 24.2% in the 1996 Periods. This decrease was primarily attributable to recognition of purchased research and development of $13.1 million at the time of the 1996 acquisition and a $7.7 million reduction associated with a reduction in the number of support personnel and contractors as a result of the restructuring in November 1997.

     Selling, General and Administrative Expenses. SG&A expenses decreased $6.1 million or 8.4%, to $66.3 million in 1997 from $72.3 million in the 1996 Periods. This decrease was primarily due to a reduction in personnel following the 1996 acquisition and $10.3 million associated with a reduction of SG&A related personnel and contractors in the fourth quarter of 1997 as a result of the November 1997 restructuring, which more than offset the $4.1 million increase in amortization primarily due to the Lucent supply contract. SG&A expenses as a percentage of total revenues increased to 36.6% in 1997 from 29.6% in the 1996 Periods. This increase was primarily attributable to the reduction of revenues in 1997.

     Restructuring Charges. In the fourth quarter of 1997, we incurred a restructuring charge of $1.8 million, or 1.0% of total revenues. This restructuring was necessary to reduce redundant headcount and bring operating expenses in line with revenues.

     Interest and Other (Income) Expense, Net. Interest and other (income) expense, net, increased $3.9 million, or 196.5%, to $6.0 million in 1997 from $2.0 million in the 1996 Periods. Interest and other (income) expense, net, is related to interest on notes payable and borrowings under lines of credit, gains and losses on equity investments and foreign exchange gains and losses. The increase in 1997 was primarily attributable to interest expense associated with the Lucent debt.

     Lucent Settlement Gain. As a condition to the closing of the 1996 acquisition, Paradyne entered into a volume purchase letter agreement, whereby Lucent agreed to purchase minimum levels of network access products from us. At December 31, 1997, Lucent had not satisfied its obligations and, therefore, was subject to take or pay provisions contained in the volume purchase letter agreement. However, in August 1998, Lucent and Paradyne entered into an arrangement under which we terminated the volume purchase letter agreement, received an exclusivity agreement with Lucent extending through June 2001 and received $8.2 million of cash and the forgiveness of debt in the amount of $63.0 million owed to Lucent by Paradyne. This resulted in the recording of a $51.2 million non-recurring gain in 1997, which is net of the $16.4 million unamortized cost of the agreement. See "Certain Transactions."

     Income taxes. In 1997, as a result of the Lucent settlement gain of $51.2 million, we were able to utilize our net operating loss carryforwards reducing our federal and state income tax provision to $8.3 million or 28.0% of pretax income.

LIQUIDITY AND CAPITAL RESOURCES

     From our inception through December 31, 1998, we financed our operations through a combination of debt financing and cash generated from operations. In connection with the 1996 acquisition, Communication Partners, L.P. acquired the predecessor business through an equity investment of $17.1 million. In addition, we incurred acquisition debt totaling $76.8 million and acquisition costs of $8.4 million. Additionally, in July 1996 we entered into a $45.0 million revolving line of credit facility with Bank of America NT&SA. This facility was voluntarily reduced to $35.0 million in March 1999. On July 21, 1999 we received net proceeds of approximately $61.2 million from our initial public offering of our common stock, and all outstanding debt under this facility was paid off.

     Availability under the credit facility is the lesser of $35.0 million or the sum of 85% of eligible trade accounts receivable and the lesser of: $6.0 million, 40% of the value of eligible inventory, or the amount of the machinery and equipment appraisal. Availability is further reduced by a $3.0 million borrowing base reserve, in lieu of any financial covenants. The line of credit facility is secured by substantially all of our assets and contains non-financial covenants and restrictions as to various matters, including our ability to pay dividends or to effect mergers or acquisitions, incur other indebtedness or to make investments without the bank's prior approval. As of August 31, 1999, we were not in breach of any of these restrictive covenants.

     This facility, which terminates on January 31, 2000, bears an annual interest rate of Bank of America NT&SA's reference rate plus 0 - 100 basis points, depending on our quarterly fixed charge coverage ratio. The facility also provides for an unused line fee of 0.375% to 0.50%. The principal amount outstanding at December 31, 1998 was $16.1 million. The weighted average interest rate was 9.2% for the year ended December 31, 1998.

     In August 1997, Communication Partners, L.P. agreed to provide a revolving line of credit facility in the maximum amount of $5.0 million. This agreement was amended in October 1998 to increase the maximum amount of the facility to $10.0 million. Amounts outstanding may be repaid and reborrowed at any time during the term of the note that matures on August 25, 2002. Borrowings under this agreement are subordinated to debt under the Bank of America NT&SA line of credit facility and bear interest at 8% per annum. The agreement does not impose specific financial covenants upon Paradyne. We terminated this line of credit facility in September 1999.

     We are a holding company with no business operations of our own. In the event we incur obligations, we would be dependent on payments, loans, dividends and distributions from our subsidiaries for funds to pay our obligations. The ability of our subsidiaries to pay dividends or distributions or make loans to us is subject to restrictions. Under the line of credit agreement, neither Paradyne Corporation nor its Canadian subsidiary may pay dividends or make distributions to us unless Paradyne Corporation and its subsidiaries meet minimum financial ratios related to earnings, interest expense and total indebtedness and obtain the prior approval of Bank of America NT&SA. The line of credit agreement limits the aggregate payment of dividends and distributions to fifty percent (50%) of the consolidated net income of Paradyne Corporation for the period from August 1, 1996 to the end of the immediately preceding fiscal quarter. The line of credit agreement also requires the prior approval of Bank of America NT&SA for any loans Paradyne Corporation or its Canadian subsidiary may make to us.

Six Months Ended June 30, 1999

     Cash provided by operations for the six months ended June 30, 1999 totaled $7.6 million and resulted primarily from $4.3 million in net proceeds from a license of intellectual property related to modem technology and sale of patents. Further contributing to cash from operations was a reduction in trade receivables reflecting a 9% decrease in revenues in the second quarter of 1999 compared to the fourth quarter of 1998 due to lower sales of narrowband products and a $1.1 million reduction in inventory mainly due to normal monthly fluctuations. The decrease in trade receivables primarily resulted from lower equipment sales to one of our largest customers. Decreases to cash from operating activities partially offsetting the above increases resulted from increases in receivables from affiliates reflecting a $1.1 million one-time royalty fee from GlobeSpan related to the termination of an existing agreement and a $1.6 million decrease in payroll and benefit-related liabilities related to payments of 1998 commissions and management bonuses.

     Net cash used in investing activities for the six months ended June 30, 1999 totaled $2.2 million and reflects capital expenditures made in support of operations. We anticipate that capital requirements for the remainder of the year will be in the $1.5 million to $3.0 million per quarter range.

     Net cash used in financing activities for the six months ended June 30, 1999 totaled $4.6 million primarily reflecting debt repayments on our Bank of America NT&SA revolving credit facility of $7.2 million, offset in part by proceeds from the exercise of stock options totaling $2.6 million. Net borrowings were not required to fund operations and capital expenditures in the period.

     We had $3.7 million of cash and cash equivalents at June 30, 1999 representing an increase of $1.3 million from $2.4 million at December 31, 1998. Working capital increased by $5.7 million or 68% from $8.4 million at December 31,1998 to $14.1 million at June 30, 1999.

     We believe that the proceeds from the initial public offering and the current offering, together with the cash flows from operations and borrowings under the Bank of America NT&SA line of credit facility, will be sufficient to meet our working capital needs for at least the next 24 months.

Year Ended December 31, 1998

     Net cash used in operating activities was $4.6 million for the five months ended December 31, 1996 as compared to $1.1 million for 1997. Net cash provided by operating activities was $6.2 million for 1998. The reduction in net cash used in operating activities for the five month period ending December 31, 1996 to 1997 was primarily driven by a reduction in accounts receivable and inventory, net of a decrease in accounts payable, as a result of lower sales volume as well as a reduction in the annual run rate of operating expenses after normalizing for the 1996 non cash related write off of purchased research and development. Net cash provided by operating activities increased $7.3 million from 1997 to 1998 primarily as a result of a reduction in receivables reflecting the collection of the other receivables totaling $8.2 million at December 31, 1997 in connection with the termination of the Lucent volume purchase letter agreement offset in part by an increase in trade receivables. Trade receivables increased due to increased sales volume offset in part by a reduction in the time it takes to collect from customers. Other activities impacting net cash provided by operations included reductions in operating expense, increased accounts payable, reflecting timing of incurrence of obligations and payments to vendors, offset by increased inventory, due to increased sales volume, as well as an increase in income tax receivable, reflecting overpayment of income taxes in 1998.

     Net cash (used in) provided by investing activities was ($29.0 million), $11.6 million and ($5.1 million) for the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. Effective July 31, 1996, Communication Partners, L.P. acquired Paradyne's net assets for $24.6 million in cash and $69.3 million in debt to seller. Net proceeds from the sale of the Largo, Florida facility in June 1997 totaled $20.8 million. Net capital expenditures relating primarily to the support of operations totaled $4.4 million, $9.2 million, and $5.4 million for the five-month period ending December 31, 1996, 1997 and 1998, respectively.

     Net cash provided by financing activities totaled $30.1 million for the five months ended December 31, 1996. Net cash used in financing activities in 1997 totaled $8.7 million, as compared to $1.7 million for 1998. Communication Partners, L.P.'s 1996 investment in Paradyne totaled $102.3 million, consisting of a $17.1 million equity investment, $69.3 million in seller notes to Lucent, debt to Communication Partners of $7.5 million and $8.4 million of other acquisition costs. Borrowings under other debt obligations totaling $2.5 million and $6.0 million for the five months ended December 31, 1996 and the year ending December 31, 1997 consisted primarily of deferred interest associated with seller debt. Proceeds from the 1997 sale of the Largo, Florida facility were used to retire debt of $20.8 million under various notes and the Bank of America NT&SA revolving credit facility. Additionally, debt was further reduced by $63.0 million as part of the Lucent settlement discussed above. Net borrowings under our bank line of credit to fund operations, capital expenditures and payment of other acquisition costs totaled $10.6 million and $4.4 million for the five-month period ending December 31, 1996 and the year ended December 31, 1997. Net borrowings against our bank line of credit were not required to fund operations, capital expenditures and payment of other acquisition costs in 1998. The net borrowings against this line in 1998 reflected the payoff of $2.7 million in seller debt. Additionally, in 1998 we borrowed and repaid $5.0 million from Communication Partners to cover working capital needs.

QUARTERLY RESULTS

     The following table sets forth unaudited quarterly operating information for each of the nine quarters ending with the quarter ended June 30, 1999. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and in the opinion of management, includes all adjustments necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                         QUARTER ENDED
                               --------------------------------------------------------------------------------------------------
                               JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                 1997       1997        1997       1998       1998       1998        1998       1999       1999
                                                                         (IN THOUSANDS)
Revenues:
  Sales......................  $42,469     $45,739    $46,009    $42,655    $45,224     $49,966    $57,308    $50,969    $52,164
  Service....................      490         947        757        384        644         573        655        475        416
  Royalties..................      155         251         --         --        350         845        197      2,618        200
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
        Total revenues.......   43,114      46,937     46,766     43,039     46,218      51,384     58,160     54,062     52,780
        Total cost of
          sales..............   22,710      23,221     24,253     22,047     24,004      28,913     33,577     29,966     30,099
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
  Gross margin...............   20,404      23,716     22,513     20,992     22,214      22,471     24,583     24,096     22,681
Operating expenses:
  Research & development.....    9,049       9,477      9,208      8,554      8,728       8,866      8,984      8,768      9,067
  Selling, general &
    administrative...........   17,187      17,353     15,115     13,410     14,653      13,612     14,294     13,863     13,800
  Amortization of deferred
    stock compensation.......       --          --         --         --         --          --         --         --        135
  Restructuring charges......       --          --      1,778         --         59         167        758         --         --
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
        Total operating
          expenses...........   26,236      26,830     26,101     21,964     23,440      22,645     24,036     22,631     23,002
Operating income (loss)......   (5,832)     (3,114)    (3,588)      (972)    (1,226)       (174)       547      1,465       (321)
  Lucent settlement gain.....       --          --    (51,183)        --         --          --         --         --         --
Interest and other (income)
  expenses, net..............    1,269       1,876        171        521        586         265      1,530     (2,418)       569
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
Income (loss) before
  provision for income tax...   (7,101)     (4,990)    47,424     (1,493)    (1,812)       (439)      (983)     3,883       (890)
Provision (benefit for income
  tax........................       --          --      8,302       (342)      (415)       (100)      (225)     1,515       (280)
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
Net income (loss)............  $(7,101)    $(4,990)   $39,122    $(1,151)   $(1,397)    $  (339)   $  (758)   $ 2,368    $  (610)
                               =======     =======    =======    =======    =======     =======    =======    =======    =======

     Our revenues, historically, have tended to be strongest in the fourth quarter and lowest in the first quarter of the following year. We believe this is primarily due to the calendar year budgeting of many of our customers and to compensation policies tending to compensate sales personnel in our distribution channels for achieving annual quotas. Consequently, if revenue levels are below expectations for a given quarter, operating results are likely to be disproportionately affected when viewed by quarter since only a relatively small portion of our operating expenses vary materially with revenues.

     Our quarterly results are likely to vary due to a number of factors, such as demand for our products, the size and timing of significant orders and their fulfillment, the length of sales cycles for some of our newer products to our larger customers, changes in our level of operating expenses, improvements in operating efficiencies resulting from changes in systems and processes, customers' budgeting cycles, changes in our sales incentive plans, changes in the mix of products sold and conditions in foreign markets.

YEAR 2000 ISSUES

     Background: Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits (e.g., 99) rather than four digits (e.g., 1999). As a result, these systems automatically assume that the first two digits of a calendar year are "1" and "9." Therefore, time-sensitive functions of these systems may misinterpret dates after January 1, 2000, to refer to the twentieth century rather than the twenty-first century (i.e., "02" could be interpreted as "1902" rather than

"2002"). The problems associated with this design decision are commonly referred to as the "Millennium Bug," "Year 2000 problem" or "Y2K problem."

     Assessment: In 1996 we identified the Year 2000 problem as a potential risk to our operations. As a result, we developed a comprehensive multi-year plan to make our internal computer software and hardware systems Year 2000 compliant. Our Year 2000 compliance plan is comprised of 3 phases: an assessment phase; an implementation phase; and a testing phase. This plan, initiated in the first quarter of fiscal 1997, is in the final stages of implementation. While we believe that we have implemented a comprehensive plan for addressing the Year 2000 problem and anticipate completing our compliance activities in a timely manner, we cannot be certain that these Year 2000 compliance efforts will be successful. The financial impact of making the required systems changes cannot be known precisely at this time, but we currently expect these expenses to be less than approximately $4.0 million. The financial impact, could, however, exceed this estimate. Nonetheless, these costs are not expected to be material to our business, financial condition, or results of operation. To date, we have incurred expenses of approximately $3.7 million.

     Internal Infrastructure: We believe that we have identified all of the major computer hardware, software applications and other calendar year dependent equipment used in connection with our internal operations. Our Year 2000 compliance plan addresses items that must be modified, upgraded, or replaced in order to minimize the possibility of a material disruption of our business. We have replaced our accounting, sales, distribution and manufacturing systems with what we believe to be a Year 2000 compliant enterprise resource planning system. We have replaced our human resource and payroll systems application software with what we believe to be Year 2000 compliant software, and we have replaced our internal phone system and associated equipment with what we believe to be a Year 2000 compliant system. Currently, we are in the process of modifying, upgrading and replacing, as appropriate, other computer software applications, hardware, and equipment that could potentially be adversely affected by the Year 2000 problem. Monthly updates on Year 2000 activities are made available to all employees. We expect to complete this implementation phase by the end of the third quarter of 1999. The fourth quarter of 1999 has been reserved for final testing of all of our systems for compliance.

     Network Service Providers: Our ongoing operations are dependent on the uninterrupted service provided to us by our voice (landline and wireless), data and Internet service vendors. We have initiated communications with our various service providers and have received assurance that they have or will address Year 2000 compliance issues associated with their ability to provide uninterrupted service. Any failure of these vendors to resolve any outstanding Year 2000 issues in a timely manner could materially and adversely affect our business, financial condition and results of operation.

     Distributors and Suppliers: We have initiated communications with our key distributors, service support providers and suppliers to establish the status of their Year 2000 compliance. We have communicated with our major suppliers of minicomputers, servers, computers, software and other equipment used, operated or maintained by us to identify and, to the extent possible, resolve issues associated with the Year 2000 problem. We are also gathering Year 2000 compliance information from web sites and other public sources for our second and third-tier distributors and suppliers. We believe that we have identified all of the potential Year 2000 problems with respect to these distributors, service support providers and suppliers and have received their commitment to resolve any outstanding issues in a timely manner. However, any failure on our part to identify potential third party Year 2000 problems or any failure of these parties to resolve any outstanding issues with their systems in a timely manner could materially and adversely affect our business, financial condition and results of operations.

     As we must rely to a large extent on representations made by our suppliers and distributors from surveys and questionnaires, a failure by these parties to adequately address and resolve Year 2000 problems poses the most likely unresolved Year 2000 risk to us. In the event our suppliers are unable to adequately address Year 2000 problems, such inability could disrupt their supply of critical components to us for the manufacture of our products.

     Contingency Plans: We are currently developing contingency plans to be implemented as part of our efforts to identify and correct Year 2000 problems affecting our internal systems. We expect to complete these contingency plans by the end of the third quarter of 1999. Depending on the systems affected, these plans could include (i) accelerated replacement of effected equipment or software, (ii) increased work hours for our personnel or use of contract personnel to correct on an accelerated schedule any Year 2000 problems which may arise, (iii) the provision of manual workarounds for information systems and (iv) other similar approaches. If we are required to implement any of these contingency plans, such plans may have a material adverse effect on our business, financial condition or results of operations. Additionally, we may not complete these contingency plans in a timely manner, and failure to do so could have a material adverse effect on our business, financial condition or results and operations.

     The discussion of our efforts and expectations relating to Year 2000 compliance are forward-looking statements. Our ability to achieve Year 2000 compliance and the level of incremental costs associated with achieving this compliance could be adversely impacted by, among other things, the availability and cost of programming and testing resources, the ability of parties with whom we interact to resolve Year 2000 issues and unanticipated problems identified in our ongoing compliance review.

MARKET RISK

     If we were to borrow from our revolving line of credit facility with Bank of America NT&SA, we would be exposed to changes in interest rates. We are also exposed to changes in interest rates from investments in some held-to-maturity securities. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. Additionally, we do not currently engage in foreign currency hedging transactions to manage exposure for transactions denominated in currencies other than U.S. dollars.

INFLATION

     Because of the relatively low levels of inflation experienced in 1996, 1997 and 1998, inflation did not have a significant effect on our results in such years.

                                    BUSINESS

OVERVIEW

     We are a leading developer, manufacturer and distributor of broadband and narrowband network access products for network service providers, commonly referred to as NSPs, and business customers. Paradyne operates in a single business segment. We offer solutions that enable business class, service level managed, high-speed connectivity over the existing telephone network infrastructure and provide for cost-effective access speeds of up to 45 megabits per second, or Mbps. We believe that demand for high-speed, broadband transmission will continue to increase as more business and residential users find narrowband access technologies inadequate to meet their high-bandwidth requirements. Our objective is to maintain and build upon our position as one of the leaders in the broadband access market by focusing on next generation digital subscriber line, more commonly known as DSL, service level management, more commonly known as SLM, and other broadband access solutions.

     We have a long history of technological innovation, and we hold over 160 U.S. patents and have over 100 U.S. patent applications pending. Our equipment has been sold to over 50% of the Fortune 500 companies and in businesses in over 125 countries. We estimate that sales to NSPs represented approximately 40% of our total revenues in 1998. With our reputation and history as a supplier of access solutions to a large customer base, we believe that we are well positioned to provide broadband access solutions to NSPs and business customers as they upgrade their networks.

INDUSTRY BACKGROUND

     Over the past several years, data traffic generated by computer users accessing the Internet or business networks has increased significantly. Industry analysts believe that the volume of this data traffic, referred to as wide area network traffic, will continue to expand rapidly due to four key trends:

     - the dramatic growth in the use of the Internet;

     - the proliferation of distributed computing applications, such as electronic mail, electronic transaction processing, enterprise resource planning and inter-enterprise information transfer based on Web-technologies;

     - the deregulation of the telecommunications services industry which has increased the number of service providers and intensified competition; and

     - the continued deployment of high capacity fiber optic networks and the emergence of high-volume bandwidth network access technologies that increase the ability to transfer large volumes of information.

     In order to accommodate increasingly high volumes of data, NSPs have invested significant resources to upgrade central office switching centers and the interconnecting infrastructure, known as the network backbone. While capacity constraints in the network backbone continue to be addressed through the use of high speed digital and fiber-optic equipment, the network that connects end users to NSPs central offices, typically known as the "last mile," remains a bottleneck that limits high-speed data transmission. The last mile was originally constructed with copper twisted-pair wiring designed to support analog voice traffic. There is an installed base of over 170 million copper lines in the United States, and over 780 million worldwide. End users have been frustrated by the limitations on the ability of NSPs to cost effectively deliver high-speed services, such as telecommuting, branch office internetworking and Internet access, over the last mile using standard, narrowband dial-up connections, which are typically limited to data transmission rates of 28.8 kilobits per second, or Kbps, to 56.0 Kbps. We believe that most business and residential users are finding these types of narrowband access technologies inadequate to meet their high bandwidth requirements.

     Global regulatory changes are increasing the number of competitors in the access portion of the network and are further accelerating the need for NSPs to upgrade their networks and increase their service offerings. Internationally, a number of developed and developing nations have privatized their state-owned telecommunications monopolies and opened their markets to new NSPs. Competitors that have emerged and potentially could take customers from incumbent carriers include competitive local exchange carriers, often called CLECs, Internet service providers, satellite operators, cable operators and electric utilities. For example, cable operators are already beginning to provide data transmission services to customers by leveraging the high bandwidth capabilities of their coaxial cable based infrastructure. This increase in competition for the access portion of the network is also helping to facilitate the transition from analog to digital and narrowband to broadband access over the last mile.

     New digital technologies have been introduced to increase the speed and quality of digital transmission over the copper wire infrastructure, or local loop, in the last mile and provide alternative means of accessing the network backbone. The increased speed, lower transmission cost, higher reliability and quality of digital networks are better suited for transmitting the increased level of enhanced voice and high-speed data traffic that now must pass over the last mile. Recently, NSPs have begun to install higher-speed, digital broadband transmission technologies, such as DSL, in the last mile. Dataquest forecasts that the market for DSL equipment will grow from approximately $286 million in 1998 to over $1.6 billion by 2002.

     NSPs have deployed various narrowband and broadband technologies across customers' wide area networks in order to provide cost-effective access solutions for their customers. Demand for high-speed access services has increased and more protocols have emerged to facilitate the connections of business customers to NSPs' network backbones. Protocols are computer languages that allow two or more communications devices, such as modems, to communicate with one another. These protocols include Frame Relay, asynchronous transfer mode, commonly referred to as ATM, integrated services digital network, commonly referred to as ISDN, DSL and others. When networks must support multiple protocols, network management is more difficult because many protocols are being used simultaneously and the network management devices must decipher each protocol. The proliferation of protocols makes the provisioning and management of high-speed access technologies and services increasingly difficult. As a result, NSPs are required to operate and maintain hybrid networks comprised of recently adopted new technologies and existing installed equipment.

     The performance, quality and maintainability of network services are highly dependent on the volume and type of traffic running over these hybrid networks. As a result, NSPs and business customers need sophisticated diagnostic and management capabilities to monitor business customer application traffic. The required tools should analyze the physical transmission characteristics as well as enable NSPs and business customers to evaluate compliance with service level agreement parameters such as, how much data gets through the network, the time it takes data to get through the network and availability of the network. Business customers also need management solutions that can be scaled to meet growing demand for services, improve network quality, reduce the number of support personnel managing their networks and lower the overall costs for bandwidth and maintenance tools.

     As demand for high-speed transmission continues to increase, we believe that the telecommunications industry will continue to develop and deploy new broadband access technologies, which will become increasingly cost competitive with traditional technologies. As a result of changes in the telecommunications industry, NSPs are requiring flexible solutions that can be scaled to meet growing demand for services, and also permit easy, cost-effective enhancements in the future. With the increasing number of access protocols and equipment options, customers are placing a higher level of importance on the ability of equipment providers to deliver integrated system solutions.

THE PARADYNE SOLUTION

     Paradyne is a leading developer, manufacturer and distributor of network access products for NSPs and business customers. We offer solutions that enable business class, service level managed, high-speed connectivity over the existing telephone network infrastructure and provide for cost-effective access speeds of up to 45 Mbps. NSPs use our broadband products to enable high-speed managed connections from the central office to the customer premise. Moreover, our broadband products enable NSPs to more efficiently provide network access services by allowing a high level of management, monitoring and control over network access equipment and circuits. Business customers use our broadband products for high-speed connection of voice and data communications to connect their employees to corporate wide area networks and to the Internet using both public and private services provided by NSPs. Our products are designed for easy installation by NSPs and end users, significantly reducing the need for installation by an onsite service technician, thereby reducing costs for network access. Additionally, our narrowband products are used by NSPs and business customers to provide connectivity between an NSP's analog or digital circuit and a customer's digital equipment.

[Graphic depicting Paradyne Hotwire DSL, SuperLine, FrameSaver SLM and conventional access solutions connecting to multiple network backbone facilities.--Graphic entitled "Paradyne Broadband Access Solutions."]

BROADBAND SOLUTIONS

     - Broadband DSL Access. Our Hotwire solution delivers broadband DSL access across the existing copper wire infrastructure. The Hotwire products enable competitive local exchange carriers, incumbent carriers and other NSPs to provide broadband access to business customers, teleworkers and residential customers at substantially reduced rates compared to conventional service offerings. We believe our Hotwire solution allows NSPs the ability to deploy the broadest array of DSL technologies of any commercially available product in a single platform. This enables NSPs to match the appropriate DSL technology to the customer's application requirements and thereby serve a wider array of customers. This also allows for a more efficient utilization of expensive central office equipment space and minimizes operational support requirements, such as training and inventory, by using a single vendor. The recently introduced SuperLine system incorporates our Tripleplay technology, a technology developed by Paradyne that enables multi-line voice and data service over a single telephone line, and allows NSPs to offer cost effective, multiple line voice and high speed data services over a single traditional telephone line to residential customers, small offices and home offices. The SuperLine system incorporates products and technology manufactured and developed by AG Communication Systems and Paradyne. Contractually, both AG and Paradyne have the rights to sell the entire system. The SuperLine product can be easily installed by customers to meet their broadband access needs.

     - Broadband SLM. The FrameSaver solution enables competitive local exchange carriers, incumbent carriers and other Frame Relay service providers to offer managed high-speed service from end-to-end across their networks and across multi-carrier networks. Using packet technology, Frame Relay and asynchronous transfer mode networks allow for the economical use of the broadband network backbone. Packet technology allows many customers data to share the same network. Each customer's data is put into packets, or envelopes, that contain only their data and have an identification stamp that designates the customer. These packets, or envelopes, are then sent over a broadband network along with other customer's packets. These packets are able to simultaneously share the broadband network. However, without the use of an SLM solution, the NSP and the business customer are unable to proactively manage and guarantee the level of service across the network. The FrameSaver solution allows customers the ability to graphically view real time and historical network performance statistics and troubleshoot failures end-to-end across the Frame Relay network from our OpenLane network management system.

     - Broadband Conventional Access. Our Acculink and NextEdge solutions deliver broadband access across the existing NSP infrastructure utilizing T1/E1 links. A T1/E1 link is a connection between two locations that carries data at the rate of 1.544 megabits per second (T1) or 2.048 megabits per second (E1). The T1/E1 infrastructure is the most commonly deployed broadband network system today and is widely available in the United States. Customers often have both voice and data networks that were installed using multiple broadband and/or narrowband access lines. A single conventional broadband facility can typically accommodate up to 24 narrowband lines. Acculink and NextEdge act as the required communications interface to these broadband networks and enable the elimination of narrowband access lines by consolidating voice and data over the same broadband circuit. Access consolidation reduces the cost of high-speed access and may also increase performance, particularly when customers consolidate multiple narrowband access lines onto broadband facilities. Additionally, NextEdge incorporates FrameSaver SLM functions to deliver access consolidation and SLM in the same platform. Acculink and NextEdge solutions are used by competitive local exchange carriers, incumbent carriers and other NSPs to offer service level managed, high-speed access to public and private networks. Business customers choosing to manage their own networks also deploy our Acculink and NextEdge solutions.

 NARROWBAND SOLUTIONS

     - Subrate Digital Access and Analog Modems. Our Comsphere digital access products provide an interface between a customer's digital equipment and an NSP's digital circuit operating at speeds of up to 64 Kbps. Our Comsphere modems enable analog communications over dial-up or dedicated circuits. These products enable NSPs and business customers to build low-cost, centrally managed networks. Introduced in the early 1990s, these products are widely deployed in NSP networks and business networks around the world.

STRATEGY

     Our objective is to maintain and build upon our position as one of the leaders in the broadband access market utilizing next generation DSL solutions, conventional copper broadband solutions and SLM solutions. Key elements of our strategy include:

 CONTINUE TO DEVELOP INNOVATIVE BROADBAND TECHNOLOGY AND SYSTEM SOLUTIONS

     We will continue to focus on providing innovative, cost-effective broadband access solutions that improve communications over the traditional copper telephone wire infrastructure for NSPs and business customers. We believe that our internally developed technologies play a key role in differentiating our products from those of our competitors. We have over 160 U.S. patents issued and over 100 U.S. patent applications pending, and we expect many of these patents and patent applications will contribute to the development of new technologies and systems. In addition, we will continue to collaborate with technology partners to facilitate the development of competitive products, as we have previously done with NetScout, AGCS and others. Our DSL technological innovations include our MVL and Tripleplay technologies, which have been implemented in our Hotwire and SuperLine products. Our SLM technology innovations have been implemented in our FrameSaver, NextEdge and OpenLane products. We intend to enhance our Hotwire DSL solutions with higher port densities, additional customer premises equipment capabilities and additional features for our DSL access multiplexer, commonly referred to DSLAM. Higher port densities will allow more modems to be deployed in one DSLAM which lowers the cost of deploying a modem. The cost is lowered because more modems can share the common cost of the DSLAM chassis and power supplies and because customers can put more modems in the same amount of shelf space. In order to increase customer premises equipment capabilities, we intend to build products that allow customers to perform many functions over their DSL network. These products could allow voice and data to share the DSL network, SLM to be deployed over a DSL network, streaming audio and video over a DSL network or special protocols to be transmitted over a DSL network. In order to create additional features for our DSLAM we plan to continue to develop new versions of both hardware and software to support new requirements from our customers. We also intend to enhance our Tripleplay technology to support additional voice channels and faster data speeds. Further, we intend to integrate our FrameSaver SLM technology into additional platforms, including those that support DSL and asynchronous transfer mode. As our customers continue to expand their DSL networks into the application space of conventional broadband networks, we believe our technological leadership and products provide Paradyne a competitive advantage.

 CONTINUE TO CAPITALIZE ON BUILDOUT OF DSL INFRASTRUCTURE

     Revenues from worldwide sales of DSL equipment are projected by industry sources to increase by approximately 275% from 1998 to 2002. To capitalize on this projected growth, we intend to continue to pursue "design wins" from NSPs that are offering or plan to offer DSL services. A "design win" is achieved when an NSP adopts Paradyne products as one of a limited number of DSL platforms for its central office. A typical NSP buildout includes DSLAMs in an NSP's central office, resulting in an installed base into which Paradyne will be well positioned to sell DSL line-cards for the DSLAMs and DSL customer premises equipment for the end user. Since the third quarter of 1997, Paradyne had shipped over 2,700 DSLAMs. Some of our current DSL customers include CFW Communications, Guangdong PTA, HarvardNet, NAS CuNet, Rhythms, TDS Telecom and Tunisia Telecom. We will continue to focus on increasing our number of design wins with new NSPs as well as maintain our existing relationships with NSPs who have awarded us design wins in the past. We also intend to continue to produce a variety of DSL line-cards and DSL customer premises equipment to handle the diverse needs of our NSP customers. We intend to install DSL interfaces on our FrameSaver and NextEdge products which will allow customers to deploy those solutions into DSL networks. We further plan to enhance our DSLAMs so that they may be interoperable with other companies' technologies and DSL customer premises equipment in order to provide a more comprehensive DSL solution.

 INCREASE WORLDWIDE DEPLOYMENT OF FRAMESAVER AS PART OF NSP/SLM SOLUTIONS

     NSPs are enhancing their service offerings by providing service level agreements for their Frame Relay and asynchronous transfer mode business customers. Service level agreements are put in place between an NSP and the NSP's customer to document how the NSP and the customer expect the service to operate. If the service does not operate as specified, then there is typically some type of remedy. An example might be that the service is supposed to be available 24 hours a day, 365 days a year. If the service is not available for one of those days, then the NSP might be required to reimburse the customer for one day's worth of charges. We believe that as service level agreements become more widely adopted, NSPs and end user customers will increasingly require SLM solutions and, therefore, that NSPs will be required to incorporate these solutions in their networks. We intend to focus on further integrating FrameSaver as part of our existing NSP customers' service level agreement solutions and obtaining additional FrameSaver design wins from new NSPs. Currently, Ameritech, Intermedia, IXC and MCI WorldCom offer FrameSaver solutions to their customers. In addition, we intend to work with other Frame Relay and ATM equipment vendors to leverage our FrameSaver products.

 FOCUS ON PRODUCT SALES TO AND THROUGH NSPS

     We intend to continue focusing on NSPs that provide managed network access services to capitalize on the increased demand for such services. Over the past three years, our sales to NSPs have increased as a result of the efforts of our worldwide NSP direct sales force. We estimate that over 40% of our revenues in 1998 were generated from sales to NSPs. We intend to focus the efforts of our direct sales force on maintaining and increasing sales within our current NSP customer base as well as attracting new NSPs. We plan on focusing primarily on NSPs deploying DSL, Frame Relay and second and third line voice and data services.

 LEVERAGE FORTUNE 500 CUSTOMER BASE AS THEY UPGRADE THEIR NETWORKS TO BROADBAND

     We intend to leverage our installed base of Fortune 500 companies and other businesses that have purchased our narrowband products and conventional broadband products. Many of these customers have deployed networks including a combination of our narrowband and broadband solutions, and we expect that over the next few years many of these companies will upgrade their networks with additional broadband solutions. We believe that our existing customers prefer to buy broadband products from Paradyne as a result of the ability to integrate Paradyne products into their existing networks more efficiently than the products of our competitors. In order to capitalize on this potential equipment upgrade within Fortune 500 companies, we intend to continue to provide cost-effective solutions for our current customers while increasing our sales effort with our Fortune 500 customer base.

PRODUCTS AND TECHNOLOGIES

     We develop, manufacture and distribute an extensive line of broadband and narrowband network access products and technologies. Sales of broadband products represented approximately 38% of our total product sales in 1997 and 53% of our total product sales in 1998. In addition, we provide advanced network management systems that allow business customers and NSPs to have a high level of management, monitoring and control over their network access equipment and circuits. Although advanced network management systems are an important aspect of our products and technology, they have not been a material aspect of our sales revenue generation. The table below includes a summary of our principal products. A further description of such products follows the table.

                           PARADYNE PRODUCT PORTFOLIO

PRODUCT                         DESCRIPTION                     APPLICATION
BROADBAND SOLUTIONS
Hotwire DSLAM                   A standalone or stackable       Typically resides inside a
                                chassis that houses different   network service provider's
                                line cards supporting a         central office and terminates
                                variety of DSL technologies     many DSL lines and aggregates
                                                                them into a high-speed
                                                                connection to a network
                                                                backbone.
Hotwire RADSL                   Consists of:                    The card in the DSLAM and the
                                - A line card that fits inside  endpoint create a high speed
                                  the digital subscriber line   packet connection operating at
                                  access multiplexer, or        transmission rates up to 7
                                  DSLAM, and supports           megabits per second over a two
                                  asymmetric digital            wire telephone line. Also
                                  subscriber line, or ADSL,     allows voice to be transmitted
                                  and symmetric digital         at the same time data is being
                                  subscriber line, or SDSL,     transmitted.
                                  technologies that operate at
                                  the highest possible speed
                                  based on the quality of the
                                  telephone line; and
                                - A standalone endpoint that
                                  connects the user to the
                                  telephone line.
Hotwire MSDSL                   Consists of:                    The card in the DSLAM and the
                                - A line card that fits inside  endpoint create a high speed
                                  the DSLAM and supports SDSL   connection operating at
                                  technology that operates at   transmission rates up to 2
                                  the highest possible speed    megabits per second over a two
                                  based on the quality of the   wire telephone line. Also
                                  telephone line; and           allows voice to be transmitted
                                - A standalone endpoint that    at the same time data is being
                                  connects the user to the      transmitted.
                                  telephone line.
Hotwire MHDSL                   Consists of:                    The card in the DSLAM and the
                                - A line card that fits inside  endpoint create a high speed
                                  the DSLAM and supports SDSL   connection operating at
                                  technology that operates at   transmission rates up to 2
                                  the highest possible speed    megabits per second over a
                                  based on the quality of the   four wire telephone line. Also
                                  telephone line; and           allows voice to be transmitted
                                - A standalone endpoint that    at the same time data is being
                                  connects the user to the      transmitted.
                                  telephone line.

PRODUCT                         DESCRIPTION                     APPLICATION
Hotwire MHDSL                   Consists of:                    The card in the DSLAM and the
                                - A line card that fits inside  endpoint create a high speed
                                  the DSLAM and supports high   connection operating at
                                  bit rate digital subscriber   transmission rates up to 2
                                  line, or HDSL;                megabits per second over a
                                - Technology that operates at   four wire telephone line. Also
                                  the highest possible speed    allows voice to be transmitted
                                  based on the quality of the   at the same time data is being
                                  telephone line; and           transmitted.
                                - A standalone endpoint that
                                  connects the user to the
                                  telephone line.
Hotwire MVL (Multiple Virtual   Consists of:                    The card in the DSLAM and the
  Lines)                        - A line card that fits inside  endpoint create a high speed
                                  the DSLAM and supports MVL    packet connection operating at
                                  technology that operates at   transmission rates up to 768
                                  the highest possible speed    kilobits per second over a two
                                  based on the quality of the   wire telephone line. Also
                                  telephone line; and           allows voice to be transmitted
                                - A standalone endpoint that    at the same time data is being
                                  connects the user to the      transmitted.
                                  telephone line.
SuperLine                       A standalone endpoint that      The endpoint allows up to
                                allows three telephone lines    three distinct telephones,
                                and one Ethernet port to share  each with a different phone
                                a single telephone line.        number, to share the single
                                                                telephone line into a business
                                                                or residence. In addition,
                                                                there is an Ethernet port that
                                                                also allows up to 640 kilobits
                                                                per second of data to share
                                                                the telephone line.
FrameSaver                      Consists of:                    Many locations are connected
                                - A standalone endpoint that    to a Frame Relay network and
                                  connects remote offices to a  the service level management
                                  frame relay network. Also     software is used to make sure
                                  available as a line card;     each location is operating
                                  and                           efficiently per the
                                - Service level management      configuration of the Frame
                                  software for monitoring and   Relay service.
                                  managing a Frame Relay
                                  network.
FrameSaver Network to Network   A standalone endpoint that      Allows two different Frame
                                connects two Frame Relay        Relay networks to be connected
                                networks together.              together and support the
                                                                service level management
                                                                software applications.
FrameSaver/ATM                  A standalone endpoint that      Allows one high speed
                                connects large locations to a   connection to a Frame Relay
                                Frame Relay network through a   network that is more efficient
                                45 megabits per second          than many lower speed
                                connection to an asynchronous   connections.
                                transfer mode network.
Acculink Broadband Digital      Standalone endpoints that       Allows voice and data traffic
  Access                        transmit data and voice over    to share a single, high-speed
                                high-speed circuits. Also       circuit to a variety of
                                available as a line card.       backbone networks.

PRODUCT                         DESCRIPTION                     APPLICATION
NextEdge                        A standalone endpoint that      Allows many different data and
                                supports many data and voice    voice services at a remote
                                connections over several high-  office to share one or two
                                speed circuits. Also supports   high speed circuits to a
                                the FrameSaver service level    variety of backbone networks.
                                management system.              In addition, it can be
                                                                integrated into a FrameSaver
                                                                service level management
                                                                system.
NARROWBAND SOLUTIONS
Comsphere Subrate Digital       Standalone and line card        Allows data services to be
  Access                        products that support data      connected over digital leased
                                transmission over digital       lines at narrowband speeds.
                                network facilities.
Comsphere Modems                Standalone and line card        Dial-up and leased line modems
                                products that support data      that allow narrowband
                                transmission over analog        connectivity over analog
                                network facilities.             lines.
NETWORK MANAGEMENT
  SOLUTIONS
OpenLane Network Management     Software for managing networks  Used as a standalone system or
  System                        built with Paradyne products.   part of a larger system to
                                                                manage all the Paradyne
                                                                products deployed in a
                                                                network.

  BROADBAND SOLUTIONS

     Broadband DSL

     Hotwire. The Hotwire multiservices system includes DSLAM termination equipment, which provides aggregation of services in the central office, and an array of customer premises equipment, which extend various broadband access services over the local loop to the customer premise. The system supports a range of broadband multimedia access services, such as business and residential Internet access, remote local area networks access and virtual private network access at symmetric rates (similar transmission rate for sending and receiving data over the same line) of up to 1 Mbps and asymmetric rates (varying transmission rates for sending and receiving data over the same line) of up to 7 Mbps. Hotwire also supports Frame Relay, asynchronous transfer mode T1/E1 channelized access to the wide area networks. With channelized access, customers can send and receive voice or data traffic on different channels. For example, channels 1-12 could be used to send data while channels 13-24 could be used to send voice. In addition to supporting high density configurations for central office applications, the efficient packaging for lower density market entry applications allows Hotwire products to be deployed in a variety of private copper networks, including multi-dwelling-units for both business and residential access services, universities, hotels, and government campus private networks.

     Our primary customers for Hotwire products are competitive local exchange carriers, incumbent carriers and other NSPs. Their services are typically focused on meeting the broadband networking requirements of business customers, teleworkers and the small office/home office market -- often with an emphasis on broadband Internet access. Competitive local exchange carriers customers, such as Rhythms, are deploying a nationwide network using our Hotwire systems. Incumbent carriers such as North Pittsburgh Telephone are deploying Hotwire in their local service areas. NSPs outside the United States, such as the Guangdong PTA in China, are using Hotwire products to deliver broadband access to the provinces they serve. The principal focus of these customers, particularly in the early stages, is to build out central office installations. Our Hotwire products are easily installed, scaleable and operate over long loops, which enhance an NSP's ability to deploy them quickly and service new customers.

     We believe that the ability to support multiple access services, with a choice of symmetric or asymmetric DSL technologies, multiple backbone capabilities and the ability to scale to over 1,000 DSL lines per system makes Hotwire one of the most flexible and scalable DSL systems available. We believe this is important because our NSP customers may want to supply symmetric services to their business customers and asymmetric services to their consumer customers. In addition, our NSP customers may want to use asynchronous transfer mode on some backbone connections and Frame Relay on other backbone connections. The Hotwire system can be configured, monitored and controlled through our OpenLane network management system that provides complete end-to-end management and reporting coverage of the entire broadband DSL access solution.

     Hotwire products consist of two major product family categories, DSLAMs and customer premises equipment.

          (Paradyne Graphic Pickup graphic description on pcn 891.01)

     - Hotwire Multiservices DSLAMs: A DSLAM is a DSL access multiplexer installed in NSPs' central offices and private copper networks that provides termination and aggregation of multiple DSL lines and associated services protocol translation. The Hotwire Multiservices DSLAM systems consist of network equipment building standard certified chassis and associated DSL line cards, and an aggregation system with a variety of wide area network options and a standards based network management system. Network equipment building standard certification is generally necessary in order for a product to be installed in the central office of an NSP. Key features of a Hotwire DSLAM system include:

        - the ability to support line cards that support between four and 24 ports per card;

        - multiple DSLAM configurations, which include our highly-compact, stackable DSLAM supporting as few as 4-8 DSL lines which is scalable to 68 lines and our high-density DSLAM supporting as many as 432 lines per shelf;

        - the ability to support a range of voice and data applications that operate over packet technologies and channelized access technologies;

        - a broad set of available interfaces to consolidate traffic onto a backbone network. These interfaces operate from between 1.544 Mbps up to 45 Mbps and can be configured to support Ethernet, Frame Relay or asynchronous transfer mode. These interfaces include: 10base-T, 100base-T, Channelized T1 and E1, Frame Relay T1 and E1 and asynchronous transfer mode; and

        - a simple network management protocol compliant distributed network management architecture that supports efficient network management required for large NSP network deployments.

     - Hotwire DSL customer premises equipment: Hotwire customer premises equipment terminates DSL access services at the customer premise for connectivity to local area networks, personal computers, plan systems, routers and other voice and data equipment. Hotwire customer premises equipment operates at a variety of transmission speeds and loop lengths to meet the needs of our customers. Hotwire customer premises equipment and associated DSLAM line cards support multiple DSL technologies.

     We expect to continue to implement these multiple DSL technologies in our Hotwire products, and, consistent with market requirements, to implement additional DSL technologies, such as G.lite. Additionally, Hotwire customer premises equipment will be enhanced to include new features required by our customers and the general market. While we purchase some of the DSL technologies implemented in the Hotwire DSLAM and customer premises equipment, our MVL product represents a new DSL technology developed and implemented by Paradyne that does not require a telephone line splitter and works over very long loops. The primary advantages of MVL technology are:

        - simultaneous voice and data capability over copper loops up to 24,000 feet and is not affected by multiple terminations of copper loop, commonly known as bridged taps, which provides for ease of customer installation and eliminate rewiring at the customer premise; and

        - operates using low power, which allows higher density DSLAMs which lowers the cost for our NSP customers.

     In March 1999, we received approval from the FCC to register Hotwire MVL under Part 68 of the FCC's Rules for the Registration of Telephone Equipment code. The FCC requires that all customer-installed equipment that resides on the telephone infrastructure be registered under Part 68. This approval is based on the FCC's decision that Hotwire MVL benefits the public's interest by providing enhanced customer choice and improved service quality for data transmission over the public switched telephone network and does not pose a risk of harm to the public switched telephone network. We believe that the approval should allow more customers to deploy MVL while meeting the network requirements of incumbent carriers.

     SuperLine. SuperLine is an integrated access system that provides integrated voice and data broadband access services to the residential and small office/home office markets.

                  (pick up graphic description on pcn 891.02)

     SuperLine offers several advantages over other currently available solutions through its support of as many as three telephone lines and a high-speed Internet access connection over a single existing phone line. We believe SuperLine is currently the only product to offer such a solution. SuperLine provides access at rates up to 10 times faster than current narrowband products. SuperLine can be installed by the end user simply by plugging it into a standard telephone jack. SuperLine allows carriers to increase service offerings without installing additional copper lines. The primary customers for our SuperLine integrated access system are incumbent carriers, many of which are facing a shortage of available copper wire lines and are seeking alternatives to physically installing new lines or deriving lines with existing technologies. The SuperLine system is also compatible with most major switching systems currently sold in North America. Developed through a partnership with AG Communications Systems, SuperLine integrates Tripleplay, a technology developed by Paradyne that enables multi-line voice and data service over a single telephone line. We also designed and manufacture the associated SuperLine integrated access device that is distributed as part of the SuperLine system. The NSP central office equipment included in the SuperLine system was developed and is manufactured by AG Communications Systems. See "Corporate Development Relationships." The SuperLine system was introduced in January 1999 and is distributed by Lucent and AG Communications Systems.

     Effective July 16, 1999, we received approval from the FCC to register SuperLine under Part 68 of the FCC's Rules for the Registration of Telephone Equipment code.

     Broadband Service Level Management

                  (pick up graphic description on pcn 891.03)

     FrameSaver. Our FrameSaver system is an innovative SLM system for Frame Relay and Frame Relay/ asynchronous transfer mode networks. The FrameSaver system consists of customer premises equipment, NSP equipment and network management software to monitor and measure network performance across public Frame Relay systems. The FrameSaver system measures performance and stores the results for retrieval by our OpenLane network management system. The storage and data retrieval mechanisms have been implemented according to recognized industry standards, which makes the FrameSaver system compatible and interoperable with many other systems that business customers or NSPs may have installed. The FrameSaver network access units also provide extensive non-disruptive diagnostic and testing capabilities along with standard access functionality, to give enterprise customers or service providers a complete managed solution. The remote monitoring technology included in the FrameSaver System, called RMON-2, was developed by NetScout and is included in the FrameSaver system pursuant to a collaboration between Paradyne and NetScout. The significance of utilizing RMON-2 is that it is a communications language that has been standardized. Therefore, many different companies build products that utilize RMON-2 which enables communication with the FrameSaver system. See "Corporate Development Relationships."

     Key features of our FrameSaver system include:

     - extensive performance management with diagnostic and control capabilities that are used to identify and resolve problems quickly without disrupting the network;

     - standards based measurements that allow customers to measure data throughput both within and above their committed information rates;

     - available in a range of network access speeds, from 64 Kbps up to T3;

     - non disruptive management that can be accessed over the Frame Relay network or through an integrated dial modem;

     - the ability to install and diagnose without the presence of a router;

     - dial backup through integrated service digital network to protect against network failures;

     - network to network interface for SLM across multiple Frame Relay networks;

     - auto configuration of customer premises equipment for ease of installation; and

     - the ability to scale from small single customer networks to very large service provider networks.

     FrameSaver allows companies to build and manage data networks based on public network services, while maintaining the same operational efficiency and confidence used in the management of private networks. By deploying FrameSaver, business customers can move applications from costly leased lines to shared public networks and benefit from reduced network services costs, while maintaining a high degree of control of the network. The FrameSaver system enables NSPs and business customers to accurately monitor the performance of individual customer connections across a public or private Frame Relay or Frame Relay/ asynchronous transfer mode network and to report details of that performance at varying time intervals.

     While competing products may offer some of the features of the FrameSaver product, we believe that no other product on the market today offers such a wide variety of features. With our FrameSaver solution's ability to operate completely independent of a router, NSPs are able to manage the network end-to-end without relying on the customer's router. Router independence is a key differentiating feature because during installation of the circuit, the router might not be installed and when diagnosing an operational circuit, it may be the router that is actually causing the problem. FrameSaver offers NSPs the ability to perform non-disruptive circuit loopback testing from their network operations center. This FrameSaver feature allows an NSP to respond to a trouble call within a few minutes instead of hours, saving time and personnel expense while increasing customer satisfaction. For these reasons, management believes that due to its comprehensive feature set, FrameSaver offers NSPs and business customers cost savings not found in competing solutions.

     Broadband Conventional Access

                  (Paradyne Graphic Pickup Copy from PN 899.6)

     Acculink and NextEdge T1/E1 digital access products consist of a range of products that provide an interface between a T1 circuit, which carries data at
1.544 Mbps or E1 circuit, which carries data at 2.048 Mbps, and a customer's high-speed digital equipment, such as a computer, router, multiplexer, wide area network switch or telephone system. The Acculink and NextEdge products are managed by our OpenLane network management system, which provides centralized management of large, geographically disbursed networks for NSPs and businesses. Businesses, service providers, government entities and other organizations use these products to build low-cost, centrally managed networks for high-speed, digital applications. Our T1/E1 digital access products provide a broad range of features, including centralized, standards-based network management multiple voice and data interface ports and multiplexing.

     Acculink. Acculink products provide integrated voice and data network access to business customers who want to take full advantage of their T1/E1 bandwidth capacity. The products are used primarily in applications where voice and data integration over a T1 or E1 line is required. The Acculink T1/E1 products were introduced as a standard part of AT&T's High-Speed Accunet digital services in the early 1990s, and have been deployed widely in large business networks ever since.

     NextEdge. The NextEdge products add the SLM capabilities of FrameSaver to the functionality provided by the Acculink products. NextEdge products are used by NSPs and business customers to deploy integrated voice and data services plus managed Frame Relay services over a common T1 infrastructure. Business customers are seeking to maintain the SLM capabilities they have come to view as essential for their public Frame Relay services as they integrate other network services onto available bandwidth in their T1 access lines.

NARROWBAND SOLUTIONS

     Our Comsphere digital access products consist of a family of managed digital service units that provide a network interface for a digital circuit operating at up to 64 Kbps and a customer's digital equipment, such as a computer, terminal controller, router or other narrowband digital communications equipment. We introduced the Comsphere digital service unit in the early 1990s, when they were offered as a standard part of AT&T's digital data services. Our Comsphere analog modems enable communications over dial-up or dedicated analog circuits. These analog modems are approved for use around the world and are widely deployed in business and NSP networks. These highly managed modems operate on both dial circuits and analog private line circuits where network applications demand an extremely high degree of network uptime and manageability. All of the Comsphere products are managed by our OpenLane network management system, which provides centralized management of large, geographically disbursed networks for NSPs and businesses.

     Businesses, service providers, government entities and other organizations use these products to build low-cost, centrally managed networks for their digital applications. Many of these customers have also begun installing our Acculink, NextEdge and FrameSaver products for their broadband network access applications. We estimate that we have shipped more than 775,000 narrowband access products over the past five years.

NETWORK MANAGEMENT SOLUTIONS

     OpenLane. The OpenLane network management system, a centralized management platform, integrates OpenLane into all of our product families and provides NSPs and business customers with the ability to manage their network access products located at the edge of the wide area network. The OpenLane software is purchased separately with each of our products in order to utilize OpenLane's management capabilities. OpenLane consists of a suite of network management tools that provide SLM and visibility into network circuits and network access unit performance. The management tools work together to provide business customers and NSPs with detailed, accurate performance metrics needed to understand precisely how their network is performing and where performance problems or potential problems may reside. The OpenLane network management system offers a user-friendly graphical user interface and graphical reporting. OpenLane is designed to work with Hewlett-Packard's OpenView network management platform and is based extensively on standards, such as simple network management protocol, which enable it to interface with many third-party network management applications that our business and NSP customers may be using. OpenLane can provide reports and access to screens either directly or by using the Internet for web-based delivery. Recent releases of our OpenLane software modules are based on Java programming to permit a platform independent system. Our NSP and business customers depend on the OpenLane network management system as the central management system they use to monitor and control the network access products that they have deployed in their networks.

CORPORATE DEVELOPMENT RELATIONSHIPS

     Our success is dependent upon our continued development relationships with a number of companies with whom we have development arrangements. We expect to continue to collaborate with technology partners to facilitate the development of competitive products. Currently, our development relationships include the following:

     AG Communication Systems. In June 1998, we entered into a joint development and distribution agreement with AGCS. Paradyne granted a non-exclusive license to AGCS to incorporate Paradyne's Tripleplay technology into AGCS's central office switch, digital loop carrier and/or DSLAM equipment and distribute to sellers of telecommunications systems the products that incorporate the Tripleplay technology. AGCS agreed to pay a license fee to Paradyne for the Tripleplay technology. Paradyne granted AGCS a non-exclusive right to purchase Tripleplay hardware and software for distribution, and AGCS granted Paradyne a non-exclusive right to purchase switch products for distribution. The agreement will expire in June 2003, unless renewed.

     NetScout. In January 1998, we entered into a marketing and license agreement with NetScout under which Paradyne agreed to utilize exclusively NetScout's RMON-2 network management software with our FrameSaver Frame Relay access unit products, to market and sell NetScout Manager Plus software with our FrameSaver system and not to compete against NetScout with respect to RMON-2 based technology. NetScout agreed to reference Paradyne as a strategic partner for digital service units, DSLs and multiplexers and agreed to give preference to Paradyne when sourcing or integrating digital service units. NetScout granted a non-exclusive license to promote, market, sell, license and distribute any NetScout software or product embedded into Paradyne's FrameSaver products in exchange for royalty fees to NetScout. The agreement will expire in January 2003, unless renewed.

     Xylan. Effective March 1999, we entered into a joint development and supply arrangement with Xylan under which Xylan granted us a non-exclusive, worldwide right to market, distribute and sell its OmniSwitch product and related products with our DSL products. The agreement further provides that through at least March 2001, we are Xylan's primary reseller of these products for connections to our DSLAMs. Paradyne and Xylan have agreed upon feature enhancements to these products to meet specific customer requirements. The agreement continues for two years, after which it may be automatically renewed for successive one-year periods.

     Ascend Communications. In November 1998, we entered into a joint development and marketing agreement with Ascend in connection with our OpenLane SLM software and Ascend's Navis, a network management system. Under the agreement, we agreed to develop interface software which integrates OpenLane with Navis, creating a single integrated solution for competitive local exchange carriers, incumbent carriers and other NSPs. Ascend and Paradyne jointly market Navis, together with OpenLane SLM software, to NSPs. The agreement will continue unless terminated upon 60 days written notice.

     GlobeSpan. Effective March 1999, we entered into a supply agreement with GlobeSpan which provides for preferential pricing to Paradyne and other terms in connection with the purchase of GlobeSpan products by Paradyne. Under the terms of this agreement, GlobeSpan is required to honor Paradyne's orders for GlobeSpan products in quantities at least consistent with Paradyne's past ordering practices and agreed to afford Paradyne at least the same priority for its orders as GlobeSpan affords other similarly situated customers. Paradyne was also granted immunity under GlobeSpan's intellectual property rights for all Paradyne customers that purchase Paradyne products that incorporate GlobeSpan products. GlobeSpan has been selling products to Paradyne pursuant to these terms since July 1998. The agreement will expire in March 2003, unless terminated upon one year's notice. In addition to the supply agreement, Paradyne and GlobeSpan work very closely together to develop capabilities that are jointly defined by the two companies. Our marketing and research and development organizations meet on a regular basis to review the status of projects.

SALES, MARKETING AND DISTRIBUTION

     We sell our products worldwide through a multi-tier distribution system that includes direct sales, strategic partner sales, NSP sales and traditional distributor or value added reseller sales. Our sales teams are supported with marketing programs, educational programs, field technical support and telephone technical support. Our Internet and intranet sites are used extensively to communicate with our sales teams, our customers and our resellers.

     Our direct sales teams are organized to sell directly to NSP, value added reseller and distributor customers. Our NSP and value added reseller customers purchase our products and then sell them or provide them in a service offering to business customers. We support our resellers' sales activity with a demand generation sales force. This team markets to business customers in support of our value added reseller and NSP partners. Our resellers add value by providing order processing, credit and significant sales and technical support. Our field sales teams are comprised of sales and systems engineering personnel that are experienced and knowledgeable about the products and technologies we provide and support. Our field sales teams are further supported by Paradyne's telesales team. This inside sales team answers all incoming emails and telephone calls, makes outbound telephone calls, follows up on leads generated through advertising and provides telephone support to our resellers.

     Our resellers are responsible for identifying potential business customers, selling our products as part of complete solutions and, in some cases, customizing and integrating our products at end users' sites. We establish relationships with resellers through written agreements that provide prices, discounts and other material terms and conditions under which the distributor is eligible to purchase our products for resale. Such agreements generally do not grant exclusivity to the resellers, prevent the resellers from carrying competing product lines or require the resellers to sell any particular dollar amount of our products, although the contracts may be terminated at our election if specified sales targets and end user satisfaction goals are not attained. We nurture these relationships with resellers with incentive and training programs. This multi-channel sales strategy encourages broad market coverage by allowing our sales personnel to create demand for our products while giving customers the flexibility to choose the most appropriate delivery channels.

     We participate in trade shows and seminars and make extensive use of the Internet and our web presence at www.paradyne.com to promote and generate demand for our products. (The reference to our worldwide web address does not constitute incorporation by reference into this prospectus of the information contained at this web site.) Since most of our customers utilize the Internet, we believe that our Internet presence is a low cost and highly effective method for educating our customers about our products and creating demand for our products. As a result, we place Internet advertising and conduct targeted email marketing. Our web site includes product information, multimedia presentations and customer testimonials. We also host Internet based interactive seminars for promotional seminars, training events and press conferences.

     Channel marketing programs allow us to attract and support our resellers, including NSPs. Our "Connect to Success" reseller program markets and sells products directly to large resellers and through national distributors, such as Ingram Micro and Tech Data, to hundreds of value added resellers and NSPs. Our relationships with these distributors provide significant value to our reseller partners by giving them immediate availability to product without the cost of stocking. These well known distributors also extend credit to resellers, increasing their buying power, and providing them with direct shipments to end customers further reducing costs. Our reseller programs provide advertising support, volume incentive rebates, exclusive access to technical support via 800 numbers and through our web site. Special programs encourage value added reseller loyalty, focus on strategic products, and focus on winning new accounts. Specialized product training programs are provided to our resellers at our headquarters, in the field and over the web.

     In addition to the marketing and sale of our products, we resell the Acculink Access Controller, our private label for the IMACS system of Premisys Corporation, through a small, focused sales team. Paradyne and Premisys entered into a distribution agreement in 1992, which has been amended and extended, under which we have exclusive distribution rights through April 2005 for Premisys' IMACS system, which we market to Lucent and AT&T. In 1995 and 1996, we sold the Acculink Access Controller to Lucent, AT&T and many other companies. In 1997, we discontinued selling the product to customers other than Lucent and AT&T for various pricing and distribution reasons. Currently, we sell the Acculink Access Controller to Lucent and AT&T for a variety of wireless and wireline applications. We have also developed and sell a limited number of hardware and software enhancements for the Acculink Access Controller.

CUSTOMERS

     The end-users of our equipment are primarily businesses and NSPs.

  BUSINESS CUSTOMERS

     Business customers include businesses around the world that purchase equipment for their company's wide area network from Paradyne's resellers or, for some international customers, directly from Paradyne. Set forth below is a representative list of businesses who purchased over $100,000 of our products in 1998:

Aon                        Fifth Third Bank              Norwest
Bank of America            First Union                   Paine Webber
Bank One                   Freddie MAC                   Progressive
Boise Cascade              General Electric              Prudential
Chase Manhattan            Hartford                      Roadway Express
Cigna                      Hertz                         The Associates
Citigroup                  JC Penney                     Toyota
CSX                        Liberty Mutual                Unisys
Delta Airlines             Litton                        Utilicorp
Everen Securities          Lucent                        VISA
Farmers Insurance          Merrill Lynch                 Xerox

  NETWORK SERVICE PROVIDERS

     NSPs purchase equipment for their network or for resale into their customers' networks. Set forth below is a representative list of NSPs who purchased over $100,000 of our products in 1998:

AT&T                       Guangdong PTA                 RAM Mobile Data
Ameritech                  HarvardNet                    Rhythms
Bell Canada                Henan PTA                     Saudi Telecom
Bell South                 IBM Global Network            Shandong PTA
Cable & Wireless Panama    Metronet                      Shenzhen PTT
Cadvision                  MGC Communications            SITA
CFW Communications         MT&T                          Sprint
Egypt Telecom              North Pittsburgh Telephone    TDS Telecom
Fonorola                   NTT                           Telus Communications
Guangzhou PTT              PLDT                          Tunisia Telecom

     In the year ended December 31, 1998, two of our customers accounted for greater than 10% of revenues. Direct sales to Lucent in 1998 accounted for approximately 35% of our total revenues. Sales to Tech Data accounted for approximately 15% of our total revenues. We estimate that approximately 70% of our sales to Tech Data represented products that were resold to Lucent. Collectively, we estimate that direct and indirect sales to Lucent accounted for approximately 47% of our total revenues in 1998. Lucent purchases products to include in their data networking solutions products, which it sells to businesses worldwide. Lucent also purchases our products to package with their various telephone systems. Tech Data purchases products from us as a distributor.

CUSTOMER SUPPORT

     We maintain a strong focus on customer service and support for our resellers and end user customers. We accomplish this at our customers' sites through systems engineers who work with customers in a pre-sales role, and through the support teams of our resellers. The Paradyne Technical Support Center provides telephone based pre- and post-sales support to resellers and customers on a seven day, 24 hour basis and also provides proposal support to the sales organization. Our training organization provides technical training to end users, maintenance service providers, NSPs and sales channels. Training is included as a part of our channel programs or is provided on a fee basis.

     We provide maintenance support offerings that utilize a variety of service organizations based on geography and skills required. Our authorized service providers include Lucent, NCR, Myriad and TechForce. These service providers provide service offerings that include various maintenance packages, installation, remote management, project management and other professional service options.

     Warranties on most of our hardware products extend for 24 months. A number of products carry a 12 month warranty and others carry a 60 month warranty. Software products carry a 90 day warranty. Factory repair or replacement is provided by us.

COMPETITION

     The telecommunications market is highly competitive. If we fail to compete effectively our business will be adversely affected. We believe that competition may increase substantially as the introduction of new technologies, deployment of broadband networks and potential regulatory changes create new opportunities for established and emerging companies in the industry. We compete directly with other providers of broadband and narrowband access equipment, including ADC Telecommunications, Adtran, Alcatel, Ascend, Cisco, Copper Mountain, Digital Link, Larscom, Motorola, Nokia, Nortel Networks, Orckit, PairGain, Sync Research, 3Com, Tut Systems and Visual Networks. We expect that competition for products that address the broadband access market will grow as more companies and an increasing number of new companies focus on this market to develop solutions for higher speed access to public networks. We expect that competition for products that address the narrowband market will not dramatically change over the course of the next few years.

     Many of our current and potential competitors are larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established channels of distribution. As a result, these competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products. Our competitors may enter our existing or future markets with solutions that may be less costly, provide higher performance or additional features or be introduced earlier than our solutions. Some of our competitors currently offer financing alternatives to their customers at levels at which we cannot compete.

     Our markets are characterized by increasing consolidation both within the data communications sector and by companies combining or acquiring data communications products and technology for delivering voice-related services, as exemplified by the recently announced acquisitions of Ascend by Lucent, Diamond Lane by Nokia and Xylan by Alcatel. Increased competition and consolidation could result in price reductions and loss of market share by Paradyne. We cannot be sure of the impact of any of these acquisitions on the competitive environment for our products. Our future success will depend on our ability to compete successfully against our competitors based on the following factors:

     - key product features;

     - system reliability and performance;

     - technological innovation;

     - price;

     - time to market;

     - breadth of product lines;

     - conformity to industry standards;

     - ease of installation and use;

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

     - brand recognition;

     - ability to help customers finance purchases;

     - technical support and customer service; and

     - size and stability of operations.

RESEARCH AND DEVELOPMENT

     Since 1969, we have been developing technologies and solutions for the communications market. We believe that our future success is dependent on our ability to continue to rapidly deliver innovative broadband access solutions. Time to market is critical in order to meet the requirements of our extensive customer base and to be able to quickly adapt to the constantly emerging needs in the market. Innovation is critical in order to provide the capabilities that differentiate the products and solutions that we offer from those of our competitors. We intend to maintain an ongoing investment in research and development that will support technological innovation.

     Our research and development efforts are focused on sustaining and enhancing our existing products and developing innovative new solutions in the emerging broadband market. We emphasize early and frequent interaction between our research and development systems engineers, key technologists and customers to arrive at unique solutions to meet specific product requirements. Customer feedback is also obtained from resellers and through participation in industry events, organizations, and standards bodies.

     We have developed core competencies in SLM, broadband systems internetworking, network management, and broadband access technologies. We will continue to rely on the use of industry and technology partnerships to further enhance the capability to quickly introduce new solutions into the broadband market, and we expect to continue to employ a strategy that uses a combination of internally developed solutions and external partnering.

     We maintain research and development sites in Largo, Florida and Red Bank, New Jersey. In addition, engineering work is completed in Mexico and India through technology partnering arrangements. In order to maintain our rapid pace of product introduction, we will need to continue to attract talented engineers and invest in state-of-the-art research and development tools and processes. We will continue to invest resources in key skill areas, such as Java programming, system software, digital signal processing, internetworking, data communication protocols, test automation, central office solutions, RISC processing, transmission technologies, and telephony.

     Currently, we are developing enhancements for all of our broadband and SLM product families. We expect this work to result in feature improvements to these products, reduce our costs associated with their manufacture or reduce the cost to deploy them. We are focused on increasing the density of our DSL systems and expect to introduce 12 and 24 line cards for our Hotwire DSLAM. We are also adding SLM to products that did not previously include SLM capability, enhancing the SLM features for those products that already support SLM and adding DSL function to products that currently have only conventional broadband capabilities.

INTELLECTUAL PROPERTY

     Our success and ability to compete is dependent in part upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements to protect our proprietary technology. We currently hold over 160 U.S. patents and have over 100 U.S. patent applications pending. In addition, we hold corresponding foreign patents and have corresponding foreign patent applications pending. There can be no assurance that patents will be issued with respect to pending or future patent applications or that our patents will be upheld as valid or will prevent the development of competitive products. We seek to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information. In addition, our employees execute proprietary information agreements and we enter into nondisclosure agreements with some of our strategic partners. There can be no assurance that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or independently developed technologies that are substantially equivalent or superior to our technologies. We also are subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. In this regard, there can be no assurance that third parties will not assert infringement claims in the future with respect to our current or future products or that any such claims will not require the us to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. Furthermore, from time to time, we receive and have received letters from others requesting licenses or indicating that our products may require a license. These letters are not uncommon in the industry, and these letters are dealt with according to normal business practices. For example, in March and July of 1999, we received letters from a third party patent owner alleging infringement by us of patents allegedly relating to equipment, including bar code scanners and circuit board manufacturing equipment, which we use in our manufacturing processes, and to integrated circuit microchips that we buy and incorporate into our products. We purchase this equipment and the microchips from vendors, who we believe may have an obligation to indemnify us in the event that the equipment and microchips infringe the patents. The patents referenced in these letters are also the basis for several infringement lawsuits commenced by the patent owner to which we are not a party. In some of those claims, the defendants are in the process of challenging the validity of the patents. No claim has been asserted beyond these letters, but we cannot assure you that the third party will not commence an infringement action against us. We are in the process of investigating the allegations. If an infringement claim is brought against us, we cannot assure you that we would prevail and any adverse outcome could require us, among other things, to pay royalties to the third party patent owner. Based on our investigation to date, we presently do not believe that any such adverse outcome would have a material adverse impact on our operations. However, we cannot assure you that future developments will not affect this conclusion or assure you that we will not receive other letters alleging infringement in the future.

     Most of Paradyne's existing patent portfolio, will be enforceable in the United States for at least the next ten years, provided that periodic maintenance fees are paid to the U.S. Patent & Trademark Office and unless determined to be invalid or unenforceable by an appropriate court or the U.S. Patent & Trademark Office. Most of Paradyne's inventions that are directed to DSL and Service Level Management technologies are covered in pending applications that have yet to issue as patents and that have been filed in the last several years. If and once issued, these patents will be enforceable for 20 years from the date the application was originally filed, pursuant to applicable laws, provided that periodic maintenance fees are paid to the U.S. Patent & Trademark Office and unless determined to be invalid or unenforceable by an appropriate court or the U.S. Patent & Trademark Office.

MANUFACTURING AND FACILITIES

     Our principal administrative, engineering and manufacturing facilities are located in two leased buildings totaling approximately 333,000 square feet in Largo, Florida. In addition, we maintain a research and development facility of approximately 29,000 square feet in Red Bank, New Jersey. The leases for the Largo, Florida facility and the Red Bank, New Jersey facility expire in 2007 and 2003, respectively, and there are two five-year renewal options on the Largo, Florida facility. Additionally, there is an automatic extension of the lease term of the Largo, Florida lease if the current landlord sells this property within the first three years of the lease. The Red Bank lease is not renewable but we retain the right to renegotiate with the landlord. We also lease offices for branch sales and administration in Virginia, as well as in Canada, France, Egypt, Japan, Hong Kong, Singapore and the People's Republic of China. Collectively, these offices occupy approximately 27,000 square feet. Leases for these facilities expire at various times during 1999 and 2002. We believe that the current facilities will be able to accommodate anticipated expansion of operations in these locations over the next 24 months.

     We manufacture substantially all of our products. All of our major operations are ISO-9001 registered. Many of our parts are procured from a variety of qualified suppliers per our specification. Some of our strategic suppliers are electronically linked, and given 26 week visibility of demand. We believe that this is critical in maintaining high delivery volumes and minimizing inventory. We use a combination of standard parts and components, which are generally available from more than one vendor and some parts that are obtained from a single source. We have generally been able to obtain adequate supplies in a timely manner from our current vendors or, when necessary, to meet production needs from alternative vendors. We believe that, in most cases, alternate vendors can be identified if current vendors are unable to fulfill our needs. However, if we are unable to obtain sufficient quantities of necessary supplies, or if there is a significant increase in the price of key components or materials, delays or reductions in manufacturing or product shipments could occur, which would have a material adverse effect on our business, financial condition and results of operations.

     We believe that we have sufficient production capacity to meet current demand for our product offerings and anticipate meeting future demand through a combination of the use of additional employees and increased outsourcing of products or components. In addition, we have the right of first refusal on the construction of any building on some lands adjacent to our Largo, Florida facilities if more space is needed to expand our manufacturing operations.

EMPLOYEES

     As of August 31, 1999, we employed approximately 857 full time employees. None of our employees is covered by collective bargaining agreements, and we believe that our relations with our employees are good.

GOVERNMENT REGULATION

     In the U.S., the Telecommunications Act of 1996 changed the regulatory environment for all NSPs, including the competitive local exchange carriers and incumbent carriers among our customer base. The Telecommunications Act of 1996 removed federal, state and local barriers to entry into the local telephone market by CLECs. The Telecommunications Act of 1996 also imposed significant obligations on incumbent carriers, including obligations to interconnect their networks with competitors' networks and to unbundle their networks and provide competitors with access to unbundled network elements. Competitive local exchange carriers and incumbent carriers are a significant part of our customer base. The Telecommunications Act of 1996 also directs the Federal Communications Commission to adopt local loop access rules to enable competitive providers of advanced services, such as high-speed Internet access, to deploy new technologies on a faster, more cost-effective basis to consumers. The United States Congress is considering a variety of amendments to the Telecommunications Act of 1996. The FCC currently is considering changes to its regulations, including those relating to network equipment registration and the deployment of broadband services. We cannot predict whether any amendments to the Telecommunications Act of 1996 or any future FCC Regulations will have a negative impact on our business or the businesses of our customers or suppliers.

     Companies selling terminal equipment to be connected to the public switched telephone network must register some of their products with the FCC and conform them to technical standards promulgated by the FCC in its regulations. These regulations are designed to protect the public switched telephone network from harm, including interference and service degradation.

LEGAL PROCEEDINGS

     We are not a party to any pending material litigation.

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

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     Our officers and directors, the positions held by them, and their ages as of August 31, 1999 are as follows:

NAME                                        AGE                        POSITION
Andrew S. May.............................  39    President, Chief Executive Officer and Director
Sean E. Belanger..........................  44    Senior Vice President, Worldwide Sales
Patrick M. Murphy.........................  42    Senior Vice President, Chief Financial Officer and
                                                  Treasurer
James L. Slattery.........................  60    Senior Vice President, Chief Legal and Intellectual
                                                  Property Officer and Corporate Secretary
J. Scott Eudy.............................  42    Vice President, Corporate Development
Paul H. Floyd.............................  41    Vice President, Research and Development
John M. Guest.............................  54    Vice President, Chief Information Officer
Mark Housman..............................  47    Vice President, Marketing
Sherril A. Claus Melio....................  48    Vice President, Human Resources and Administration
H. Edward Thompson........................  52    Vice President, Manufacturing
Frank J. Wiener...........................  38    Vice President, Broadband Access Products
Thomas E. Epley...........................  58    Chairman, Board of Directors
David Bonderman...........................  56    Director
Keith B. Geeslin..........................  46    Director
David M. Stanton..........................  37    Director
William R. Stensrud.......................  49    Director
Peter F. Van Camp.........................  43    Director

     Andrew S. May has served as President since December 1996, Director since January 1997, and Chief Executive Officer since May 1997. From October 1995 to November 1996, he served as Vice President and General Manager of 3Com Corporation's Network Service Provider division. From April 1992 to October 1995, Mr. May served as Vice President of Marketing for Primary Access Corporation, which was acquired by 3Com in 1995. Mr. May holds a B.A. in economics from the University of New Hampshire.

     Sean E. Belanger has served as Senior Vice President of Worldwide Sales since June 1997. From November 1996 to May 1997, he served as Vice President and General Manager of 3Com Corporation's Network Service Provider division. From September 1992 to November 1996, he was Vice President of Sales for Primary Access Corporation. Mr. Belanger holds a B.S. in business management from Virginia Polytechnic Institute and State University.

     Patrick M. Murphy has served as Senior Vice President, Chief Financial Officer and Treasurer since August 1996. He also has served as a director and Vice President, Chief Financial Officer, and Treasurer of Paradyne Credit Corp., an affiliated entity, since August 1996. From August 1996 to July 1998 he served as Vice-President, Treasurer, Chief Financial Officer of GlobeSpan, an affiliated entity. From January 1987 to August 1996, he served as Chief Financial Officer of Continental Broadcasting, Ltd., a television and radio broadcast company. Mr. Murphy holds a B.S./B.A. in finance from John Carroll University and is a certified public accountant.

     James L. Slattery has served as Senior Vice President, Chief Legal and Intellectual Property Officer and Corporate Secretary since August 1996 and held various executive positions at Paradyne since April 1985. He has also served as a director and Vice President and Corporate Secretary for Paradyne Credit Corp., an affiliated entity, since August 1996. From August 1996 to March 1999 he served as Vice President and Secretary of GlobeSpan, an affiliated entity. Mr. Slattery holds a B.S. from New York University in international relations and commerce and a J.D. from Washington & Lee School of Law.

     J. Scott Eudy has served as Vice President of Corporate Development since August 1999. From December 1997 to July 1999 he served as Vice President of Network Access Products. From February 1981 to September 1996, he held various sales, engineering and marketing positions with AT&T. Mr. Eudy holds a B.S. in mechanical engineering and an M.B.A. from Texas Tech University.

     Paul H. Floyd has served as Vice President of Research and Development since July 1996. From October 1992 to June 1996, he was Director of Research and Development for AT&T Paradyne's digital products development group. Mr. Floyd holds a B.S. and M.S. in electrical engineering from Stevens Institute of Technology and an M.B.A. from the University of South Florida.

     John M. Guest has served as Vice President and Chief Information Officer since October 1996. From April 1990 to October 1996 he served in numerous management capacities with Paradyne. Prior to joining Paradyne in 1990, he was a senior manager at AT&T responsible for its data communications product line. Mr. Guest attended Rutgers University.

     Mark Housman has served as Vice President of Marketing since May 1997. Previously, Mr. Housman was a Vice President of Sales from October 1994 to May 1997. Mr. Housman holds a B.S. in mechanical engineering from the New York Institute of Technology and an M.B.A. in marketing from New York University.

     Sherril A. Claus Melio has served as Vice President of Human Resources and Administration since May 1997. From July 1993 to May 1997, she was Vice President of Human Resources. Ms. Melio holds a B.S. in behavioral science from San Jose State University.

     H. Edward Thompson has served as Vice President of Manufacturing since August 1993. Mr. Thompson holds a B.S. in mechanical engineering from Georgia Institute of Technology and a Masters of Engineering Administration from the University of South Florida.

     Frank J. Wiener has served as Vice President of Broadband Access Products since August 1999. From August 1996 to August 1999, he served as Vice President of Paradyne's DSL Products. From February 1989 to August 1996, he served as a director and manager of various marketing, sales and business development departments at Paradyne. Mr. Wiener holds a B.S. in electrical engineering from the University of South Florida.

     Thomas E. Epley has served as the Chairman of the board of directors since August 1996. He also served as President from August 1996 to December 1996 and Chief Executive Officer from August 1996 to May 1997. From August 1996 to April 1997, Mr. Epley was Chief Executive Officer and President of GlobeSpan, an affiliated entity. He has served as a director of GlobeSpan since August 1996 and was Chairman of the board of directors from August 1996 to March 1999. He has served as a director and President and Chief Executive Officer of Paradyne Credit Corp., an affiliated entity, since August 1996. From 1993 to 1996, he was a director of Carlton Communications. From 1991 to 1996, he served as Chairman and Chief Executive Officer of Technicolor, a provider of services and products to the entertainment industry. He is also a limited partner in Communication Partners, L.P. Mr. Epley holds a B.S. degree in mechanical engineering from the University of Cincinnati and an M.B.A. from the Kellogg School of Northwestern University.

     David Bonderman has served as a director of Paradyne since June 1999. Mr. Bonderman has been a managing partner in Texas Pacific Group, a limited partner in Communication Partners, L.P., since its formation in 1992. Prior to forming Texas Pacific Group, Mr. Bonderman had served as the Chief Operating Officer of the Robert M. Bass Group, Inc. since 1983. He is a director of several public and privately held companies including Continental Airlines, Inc., Bell & Howell Company, Ducati Motorcycles, S.p.A., Costar Group Inc., Berringer Wine Estates, Denbury Resources, Inc., Washington Mutual, Inc., Oxford Health Plans, Inc., UroGenesys, Inc., J. Crew Group, Inc., Landis & Gyr Communications, and Virgin Entertainment Group, Ltd. Mr. Bonderman holds a B.A. degree from the University of Washington and a J.D. from Harvard Law School.

     Keith B. Geeslin has served as a director of Paradyne since June 1999. Mr. Geeslin is a general partner of The Sprout Group, a venture capital firm, where he has been employed since July 1984. In addition, he is a general or limited partner in a series of investment funds associated with The Sprout Group, a division of

DLJ Capital Corporation, which is a subsidiary of Donaldson, Lufkin & Jenrette. The Sprout Group are direct and indirect equity owners in Communication Partners, L.P. Mr. Geeslin is also a director of SDL, Inc., Rhythms NetConnections Inc., GlobeSpan, and several privately held companies. Mr. Geeslin received a B.S. degree in electrical engineering from Stanford University, an M.A. degree in philosophy, politics and economics from Oxford University and an M.S. degree in engineering and economic systems from Stanford University.

     David M. Stanton has served as a director of Paradyne since August 1996. Mr. Stanton is currently the founding partner of Francisco Partners, an investment partnership specializing in private technology companies. From 1996 until August 12, 1999, Mr. Stanton was a partner of Texas Pacific Group, a limited partner in Communication Partners, L.P. During this time, he also served as Vice President of TPG Advisors, Inc. and as President of Communication Genpar, Inc., entities affiliated with Communication Partners, L.P. Prior to joining Texas Pacific Group, Mr. Stanton was a venture capitalist with Trinity Ventures, where he specialized in information technology, software and telecommunications investing. Mr. Stanton currently serves as a director of Denbury Resources, Inc., and GlobeSpan, Inc. and several private companies, including Paradyne Credit Corp., an affiliated entity of Paradyne. Mr. Stanton holds a B.S. in chemical engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

     William R. Stensrud has served as a director of Paradyne since January 1997. Mr. Stensrud has been a general partner at the venture capital investment firm of Enterprise Partners since January 1997. From February 1997 to June 1997, he served as President and Chief Executive Officer of Rhythms NetCommunications, Inc., a network service provider. Previously, from January 1992 to July 1995, Mr. Stensrud served as President and Chief Executive Officer of Primary Access Corporation which was acquired by 3Com Corporation, and where Mr. Stensrud remained as an executive at Primary Access Corporation through March 1996. Mr. Stensrud is a director of several public and privately held companies, including Rhythms NetCommunications, Inc. and Juniper Networks. Mr. Stensrud holds a B.S. in electrical engineering and computer science from the Massachusetts Institute of Technology.

     Peter F. Van Camp has served as a director of Paradyne since June 1999. Mr. Van Camp serves as President of Internet Markets for UUNET, the Internet division of MCI WorldCom. Prior to joining MCI WorldCom, he served as an executive at CompuServe, Inc. and President of CompuServe Network Services. Mr. Van Camp holds a B.S. degree in accounting and computer science from Boston College.

     The board of directors is divided into three classes, with each class serving staggered three-year terms. Class I consists of Messrs. Epley and Bonderman, with a term expiring in 2000, Class II consists of Messrs. Geeslin and Van Camp, with a term expiring in 2001 and Class III consists of Messrs. May, Stanton and Stensrud, with a term expiring in 2002.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors has established an Audit Committee and a Compensation Committee. The Audit Committee consists of Messrs. Geeslin and Van Camp. The Audit Committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our audit and control functions.

     The Compensation Committee consists of Messrs. Stanton and Stensrud. The Compensation Committee makes recommendations regarding our Amended and Restated 1996 Equity Incentive Plan and concerning salaries and incentive compensation for our employees and consultants.

DIRECTOR COMPENSATION

     During 1998, our outside directors were not compensated for serving as members of the board of directors. Since July 15, 1999, outside directors receive $1,500 for participation in meetings of the board of directors and $750 for participation in committee meetings held on days other than those on which meetings of the board of directors are held. In addition, outside directors receive automatic option grants under our 1999 Non-Employee Directors' Stock Option Plan as described below.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As of August 31, 1999, the Compensation Committee of the board of directors consisted of Messrs. Stanton and Stensrud.

     Mr. Stanton was the sole director and President of Communication GenPar, Inc. from 1996 until August 12, 1999. Until August 12, 1999, he had a pecuniary interest in the Paradyne shares formerly held by Communication Partners, L.P., which held approximately 97.1% of our common stock and 83.2% of the common stock of GlobeSpan. In May 1999, Communication Partners, L.P. distributed an aggregate of 19,348,618 shares of Paradyne common stock to TPG Partners, L.P. and TPG Parallel I, L.P., limited partners of Communication Partners, L.P. and to Communication GenPar, Inc., the general partner of Communication Partners, L.P. Mr. Stanton was the sole director and president of Communication GenPar, Inc. and was a partner of Texas Pacific Group, which organized TPG Partners, L.P. and TPG Parallel I, L.P.

     Mr. Stensrud has a pecuniary interest in the Paradyne shares formerly held by Communication Partners, L.P. In May 1999, Communication Partners, L.P. distributed its Paradyne shares to its limited partners and general partner. Mr. Stensrud and the Stensrud Family Trust are limited partners of Communication Partners, L.P. and received an aggregate of 533,476 Paradyne shares in the distribution.

     For a further description of interlocking transactions, see "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation for services rendered during the fiscal year ended December 31, 1998 by our Chief Executive Officer and our four other most highly compensated executive officers whose salary and bonus for the last fiscal year exceeded $100,000, collectively referred to as the Named Executive Officers. There were no options granted to the Named Executive Officers during fiscal 1998.

                                                           ANNUAL COMPENSATION (1)
                                                           ------------------------     ALL OTHER
NAME AND PRINCIPAL POSITION                                  SALARY        BONUS       COMPENSATION
Thomas E. Epley..........................................   $586,541(2)         --       $18,102(3)
  Chairman, Board of Directors
Andrew S. May............................................    323,094(4)   $ 97,425           536(5)
  President, Chief Executive Officer and Director
Patrick M. Murphy........................................    223,628(6)     51,335           479(7)
  Senior Vice President and Chief Financial Officer
Sean E. Belanger.........................................    200,018(8)    114,000           492(9)
  Senior Vice President, Worldwide Sales
James L. Slattery........................................    197,002        71,569         2,155(10)
  Senior Vice President, Chief Legal and Intellectual
Property Officer and Corporate Secretary

------------------------------

 (1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all salaried employees of Paradyne and other perquisites and personal benefits received which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

 (2) In order to meet its obligations under an intercompany services agreement with Paradyne Credit Corporation, Paradyne entered into a Key Employee Agreement with Thomas E. Epley for the period beginning April 1, 1999 and ending July 31, 1999. Pursuant to the terms of the Key Employee

     Agreement, Mr. Epley was entitled to an annualized base salary of $600,000. Mr. Epley was neither eligible to participate in our 1996 Equity Incentive Plan nor was he eligible for a discretionary or incentive bonus. During the term of this agreement, Mr. Epley served as President and Chairman of the board of directors of Paradyne Credit Corporation. Pursuant to the terms of the intercompany services agreement, Paradyne Credit Corporation was required to reimburse Paradyne for all costs related to these services. Either Paradyne or Mr. Epley had the right to terminate Mr. Epley's employment at any time for any reason. On June 30, 1999, the Key Employee Agreement was terminated and Mr. Epley received the remainder of his salary through July 31, 1999 as provided for in the Key Employee Agreement. Mr. Epley continues to serve as Chairman of the board of directors of Paradyne.

 (3) Mr. Epley received life insurance benefits and payments for living expenses during 1998.

 (4) Includes $139,522 contributed to the Key Employee Stock Option Plan.

 (5) Mr. May received life insurance benefits during 1998.

 (6) Includes $60,000 contributed to the Key Employee Stock Option Plan.

 (7) Mr. Murphy received life insurance benefits during 1998.

 (8) Includes $47,344 contributed to the Key Employee Stock Option Plan.

 (9) Mr. Belanger received life insurance benefits during 1998.

(10) Mr. Slattery received life insurance benefits during 1998.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES

     The following table sets forth information regarding options exercised during fiscal 1998 by the Named Executive Officers and the number and value of securities underlying unexercised options held on December 31, 1998.

                                                       NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING                      IN-THE
                            NUMBER OF                 UNEXERCISED OPTIONS AT           MONEY OPTIONS AT
                             SHARES                      DECEMBER 31, 1998           DECEMBER 31, 1998 (1)
                           ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                        EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
Thomas E. Epley..........      --          --              --             --               --             --
Andrew S. May............      --          --         637,500        637,500      $25,593,750    $25,593,750
Patrick M. Murphy........      --          --          84,375         65,625        3,585,938      2,789,063
Sean E. Belanger.........      --          --         112,500        187,500        4,781,250      7,968,750
James L. Slattery........      --          --              --         45,000               --      1,912,500

------------------------------

(1) The calculations of the value realized and of the unexercised in-the-money options are based on an assumed offering price of $44.50 per share less the exercise price payable for such shares.

EMPLOYMENT AGREEMENTS

     In order to meet its obligations under an intercompany services agreement with Paradyne Credit Corporation, Paradyne entered into a Key Employee Agreement with Thomas E. Epley for the period beginning April 1, 1999 and ending July 31, 1999. Pursuant to the terms of the Key Employee Agreement, Mr. Epley was entitled to an annualized base salary of $600,000. Mr. Epley was neither eligible to participate in our 1996 Equity Incentive Plan nor was he eligible for a discretionary or incentive bonus. During the term of this agreement, Mr. Epley served as President and Chairman of the board of directors of Paradyne Credit Corporation. Pursuant to the terms of the intercompany services agreement, Paradyne Credit Corporation was required to reimburse Paradyne for all costs related to these services. Either Paradyne or Mr. Epley had the right to terminate Mr. Epley's employment at any time for any reason. On June 30, 1999 the Key Employee Agreement was terminated and Mr. Epley received the remainder of his salary through July 31, 1999 as provided for in the Key Employee Agreement. Mr. Epley continues to serve as Chairman of the board of directors of Paradyne.

     Paradyne has an Employment Agreement with Andrew S. May dated as of October 31, 1996 and continuing indefinitely. Under the agreement, Mr. May is entitled to receive an annualized base salary of not less than $300,000. He received a commencement bonus in the amount of $35,000 and is eligible to receive an annual cash bonus of up to 50% of his base salary. He is also eligible to participate in the Amended and Restated 1996 Equity Incentive Plan. During the term of the agreement, Mr. May is serving as President and Chief Executive Officer. Either Paradyne or Mr. May has the right to terminate Mr. May's employment at any time for any reason. If we terminate Mr. May's employment without cause or he resigns for a material breach by us of his employment agreement, he will receive a severance payment equal to one year's salary.

     Paradyne has a Key Employee Agreement with Patrick M. Murphy dated as of August 1, 1996 and continuing indefinitely. Under the agreement, Mr. Murphy is entitled to receive an annualized base salary of not less than $215,000. He is eligible for a discretionary bonus in an annualized amount of up to $70,000. He is also eligible to participate in the 1996 Equity Incentive Plan. During the term of the agreement, Mr. Murphy is serving as Senior Vice President, Chief Financial Officer and Treasurer. Either Paradyne or Mr. Murphy has the right to terminate Mr. Murphy's employment at any time for any reason. If we terminate Mr. Murphy's employment without cause, he will receive a severance payment equal to one year's salary.

     Paradyne has a Key Employee Agreement with James L. Slattery dated as of August 1, 1996 and continuing indefinitely. Under the agreement, Mr. Slattery is entitled to receive an annualized base salary of not less than $189,410. He is eligible for a discretionary bonus in an annualized amount of up to $85,000. He is also eligible to participate in the 1996 Equity Incentive Plan. During the term of the agreement, Mr. Slattery is serving as Senior Vice President, Chief Legal and Intellectual Property Officer and Corporate Secretary. Either Paradyne or Mr. Slattery has the right to terminate Mr. Slattery's employment at any time for any reason. If we terminate Mr. Slattery's employment without cause, he will receive a severance payment equal to one year's salary.

CHANGE OF CONTROL PROVISIONS

     We have an arrangement with Andrew S. May governing the vesting of stock options upon a change in control. The agreement provides that all of Mr. May's options shall become exercisable upon a change in control. We have arrangements with Patrick M. Murphy and James L. Slattery governing the vesting of stock options upon a change of control. Each agreement provides that in the event of a change in control, 50% of the unvested options held by the officer shall become immediately exercisable and the remaining unvested shares shall become exercisable if the officer does not receive comparable employment following the change of control. Furthermore, if the officer receives comparable employment, the remaining unvested shares shall become exercisable upon the earlier of the one year anniversary of the change in control or the officer's termination without cause. The Company has agreed to guarantee the value of the unvested shares equal to the value on the date of the change in control. We have an arrangement with Sean E. Belanger governing the vesting of stock options upon a change in control. The arrangement provides that all of Mr. Belanger's options shall become exercisable in the event Mr. Belanger is not offered comparable employment following a change of control, and his stock options are not either assumed or replaced with similar stock options.

1996 EQUITY INCENTIVE PLAN

     The Amended and Restated 1996 Equity Incentive Plan (the "1996 Plan") was adopted by Paradyne Acquisition Corp.'s board of directors in January 1997 and approved by its stockholders in April 1997. An amendment and restatement of the 1996 Plan was adopted by our board of directors and our stockholders in June 1999 which added the provision described below that increases the share reserve under the 1996 Plan automatically each year and made other minor amendments to the 1996 Plan in preparation for this offering.

     A total of 6,000,000 shares have been reserved for issuance under the 1996 Plan. Each year, the number of shares reserved for issuance under the 1996 Plan will automatically be increased by the lesser of 4,500,000 shares or 5.0% of the total number of shares of common stock then outstanding. The 1996 Plan provides for grants of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to our employees (including officers and employee directors) or the employees of any of our affiliates. Nonstatutory stock options, rights to acquire restricted stock, and stock bonuses may be granted to employees (including officers), directors of and consultants to Paradyne or any of our affiliates. The 1996 Plan may be administered by the board of directors or a committee appointed by the Board of Directors; references herein to the board of directors shall include any such committee. The 1996 Plan is currently administered by a Compensation Committee consisting of "non-employee directors" under applicable securities laws and "outside directors," as defined under the Code and the regulations thereunder. The Compensation Committee has the authority to determine to whom awards are granted, the terms of such awards, including the type of awards to be granted, the exercise price, the number of shares subject to the awards and the vesting and exercisability of the awards.

     The term of a stock option granted under the 1996 Plan generally may not exceed 10 years. The exercise price of options granted under the 1996 Plan is determined by the Compensation Committee, but, in the case of an incentive stock option, cannot be less than the fair market value of the common stock on the date of grant. Options granted under the 1996 Plan vest at the rate specified in the option agreement. Except as expressly provided by the terms of a nonstatutory stock option agreement, no option may be transferred by the optionee other than by will or the laws of descent or distribution or, in limited instances, pursuant to a qualified domestic relations order, provided that an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose relationship with Paradyne or any of our affiliates ceases for any reason (other than due to death or permanent and total disability) may generally exercise vested options in the three month period following such cessation (unless such options terminate or expire sooner by their terms) or in such longer or shorter period as may be determined by the board and set forth in the option agreement. Vested options may generally be exercised during the twelve month period after an optionee's relationship with Paradyne or any of our affiliates ceases due to death or disability.

     No incentive stock option may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of Paradyne or any of our affiliates, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to incentive stock options granted under any plan, which become exercisable by an optionee during any calendar year, may not exceed $100,000. Any incentive stock options, or portions thereof, which exceed this limit are treated as nonstatutory options.

     If we become subject to Section 162(m) of the Code, which denies a deduction to publicly held corporations for specific compensation paid to specific employees in a taxable year to the extent that the compensation exceeds $1,000,000, no person may be granted options under the 1996 Plan covering more than 2,500,000 shares of common stock in any calendar year. Shares subject to stock awards that have lapsed or terminated, without having been exercised in full, and any shares repurchased by Paradyne pursuant to a repurchase option provided under the 1996 Plan may again become available for the grant of awards under the 1996 Plan.

     Rights to acquire restricted stock granted under the 1996 Plan may be granted subject to a repurchase option in favor of Paradyne that will expire pursuant to a vesting schedule. The purchase price of such awards will be at least 85% of the fair market value of the common stock on the date of grant. Stock bonuses may be awarded in consideration for past services without the payment of a purchase price. Rights under a stock bonus or restricted stock bonus agreement may not be transferred other than by will, the laws of descent and distribution or a qualified domestic relations order while the stock awarded pursuant to such an agreement remains subject to the agreement, provided that a holder of such rights may designate a beneficiary who may exercise the right following the holder's death.

     Upon particular types of changes in control of Paradyne, all outstanding stock awards under the 1996 Plan may be assumed by the surviving entity or replaced with similar stock awards granted by the surviving entity. If the surviving entity does not assume such awards or provide substitute awards, then with respect to persons whose service with Paradyne or an affiliate has not terminated prior to such change in control, the awards shall become fully vested and will terminate if not exercised prior to such change in control.

     As of August 31, 1999, there were options to acquire 3,404, 275 shares of common stock outstanding under the 1996 Plan. The 1996 Plan will terminate in May 2009, unless terminated sooner by the board of directors.

1999 EMPLOYEE STOCK PURCHASE PLAN

     In June 1999, our board of directors adopted and the stockholders approved the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 1,000,000 shares of common stock have been reserved for issuance under the Purchase Plan. Each year, the number of shares reserved for issuance under the Purchase Plan will automatically be increased by 2.0% of the total number of shares of common stock then outstanding or, if less, by 1,000,000 shares. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the board of directors or a committee comprised of at least two members of the board of directors may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan. The initial offering under the Purchase Plan commenced on the effective date of our initial public offering and will terminate on April 30, 2001.

     Unless otherwise determined by the board of directors, employees are eligible to participate in the Purchase Plan only if they are customarily employed by us or one of our subsidiaries designated by the board of directors for at least 20 hours per week and five months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is then used to purchase shares of the common stock on specified dates determined by the board of directors. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in an offering at any time during such offering, and their participation will end automatically on termination of their employment with us or one of our subsidiaries.

     In the event of a merger, reorganization, consolidation or liquidation involving Paradyne, the board of directors has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation or the board of directors may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The board of directors has the authority to amend or terminate the Purchase Plan, provided, however, that no such action may adversely affect any outstanding rights to purchase common stock.

1999 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     In June 1999, the board of directors adopted and the stockholders approved the 1999 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of common stock to non-employee directors of Paradyne. The Directors' Plan is administered by the board of directors.

     The aggregate number of shares of common stock that may be issued pursuant to options granted under the Directors' Plan is 250,000. Pursuant to the terms of the Directors' Plan, each of our directors who was not an employee of Paradyne (a "Non-Employee Director") was automatically granted an option to purchase 10,000 shares of common stock on July 15, 1999, the effective date of our initial public offering (an "Initial Grant"). Each person who is elected or appointed to be a Non-Employee Director thereafter, will be granted an Initial Grant upon such election or appointment. In addition, each Non-Employee Director who continues to serve as a Non-Employee Director of Paradyne and who attends at least seventy-five percent (75%) of the regularly scheduled meetings of the board and the committees of the board of which he or she is a member during the year preceding each annual meeting of our stockholders will automatically be granted an option to purchase 5,000 shares of common stock on the day following each such annual meeting (an "Annual Grant"). The number of shares subject to the Annual Grant will be reduced pro rata for each full quarter prior to the date of the grant during which such person did not serve as a Non-Employee Director any Non-Employee Director who has not continuously served as a director for the entire 12-month period prior to the date of grant. Each Annual Grant shall be fully vested on the date it is granted. Initial Grants may, at the discretion of the board of directors, be fully vested on the day they are granted or be vested as to 50% of the shares subject to such Initial Grants on the date they are granted and as to the remaining 50% of the shares subject to the Initial Grant on the first anniversary of the date they are granted. The Initial Grants made on July 15, 1999 were fully vested upon grant. No option granted under the Directors' Plan may have a term in excess of ten years from the date on which it was granted. The exercise price of options under the Directors' Plan will equal the fair market value of the common stock on the date of grant. A Non-Employee Director whose service as a Non-Employee Director or employee of or consultant to Paradyne or any of our affiliates ceases for any reason other than death or permanent and total disability may generally exercise vested options in the three-month period following such cessation (unless such options terminate or expire sooner by their terms). Vested options may be exercised during the 12-month period after a Non-Employee Director's service ceases due to disability and during the 18-month period after such service ceases due to death. The Directors' Plan will terminate in May 2009, unless earlier terminated by the board of directors.

     As of August 31, 1999, 60,000 options to purchase common stock had been granted pursuant to the Directors' Plan, of which options to acquire 20,000 shares were outstanding on such date.

KEY EMPLOYEE STOCK OPTION PLAN

     The Key Employee Stock Option Plan (the "Key Employee Plan") was adopted by our board of directors on December 29, 1997. The Key Employee Plan is administered by the Plan Committee (the "Benefits Committee"), which committee consists of John M. Guest, Patrick M. Murphy and H. Edward Thompson. Employees of Paradyne holding the position of Vice President or above are eligible to participate in the Key Employee Plan. As of August 31, 1999, fifteen employees are eligible to participate in the plan. Participants may elect to defer up to fifty percent (50%) of their total annual compensation in exchange for options to purchase shares of common or preferred stock of any publicly-traded corporation, shares of our common stock or shares in investment funds. Currently, participants in the Key Employee Plan may only receive options to purchase shares of investment funds administered by Fidelity Investments. The Key Employee Plan allows the Benefits Committee, after consultation with an employee holding an option under the Key Employee Plan, to change the shares subject to purchase by the optionee upon exercise of such option. The options granted under the Key Employee Plan are not intended to qualify as "incentive stock options" under Section 422 of the Code.

     Upon the grant of an option under the Key Employee Plan, Paradyne is required to acquire shares of the stock or investment fund subject to the option in a number equal to 75% of the shares subject to such option. These shares will be held by Paradyne under a trust arrangement.

     The exercise price of an option granted under the Key Employee Plan will be equal to the greater of 25% of the fair market value of the shares subject to the option on the date of issuance of the option or 25% of the fair market value of the shares subject to the option on the date of exercise of the option. The cost to the employee is the exercise price. Options granted under the Key Employee Plan are fully vested upon grant and may be exercised at any time after the date that is six months after the date they are granted. The term of an option granted under the Key Employee Plan may not exceed ten years. An optionee whose service with Paradyne terminates may exercise options granted under the Key Employee Plan within twelve months following such termination.

     Unless the terms of an option granted under the Key Employee Plan provide otherwise, such options may be transferred to an optionee's spouse or lineal descendants or the trustee of a trust established for the optionee's spouse or lineal descendants.

     As of August 31, 1999, Andrew May, Patrick Murphy, Sean Belanger, Paul Floyd and John Guest were the only participants in the Key Employee Plan.

401(K) PLAN

     We have established the Paradyne Corporation Retirement Savings Plan effective August 1, 1996 (the "401(k) Plan"). The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees or by Paradyne, and income earned thereon, are not taxable until withdrawn and so that contributions by Paradyne will be deductible by Paradyne when made. The 401(k) Plan provides that each participant may reduce his or her pre-tax gross compensation by up to 16% (up to a statutorily prescribed annual limit of $10,000 in 1999) and have that amount contributed to the 401(k) Plan. Employees become eligible to participate in the 401(k) Plan upon commencement of their employment with Paradyne. Participants are fully vested in all amounts they contribute under the 401(k) Plan and in the earnings on such amounts.

     In addition to the employee salary deferrals described above, the 401(k) Plan requires Paradyne to make contributions under the 401(k) Plan on behalf of the participants. These contributions include a matching contribution of 66 2/3% of the first 6% of salary deferral contributions made by each participant. The 401(k) Plan also permits Paradyne to make an employer contribution in an amount to be determined by the board of directors or, if no such amount is determined, in an amount of between 1% and 4.5% of the annual compensation of each participant. The amount of such employer contributions to be received by each participant will be determined based on the age of the participant. Participants become vested in matching contributions and employer contributions according to a graded vesting schedule under which they become fully vested after four years of service with Paradyne.

     Employee participants may elect to invest their accounts under the 401(k) Plan in various established funds.

LIMITATIONS ON DIRECTORS' AND EXECUTIVE OFFICERS' LIABILITY AND INDEMNIFICATION

     Our bylaws provide that Paradyne shall indemnify its directors and executive officers to the fullest extent permitted by Delaware law, except with respect to some specific proceedings initiated by such persons. Paradyne is also empowered under its bylaws to enter into indemnification contracts with its directors and executive officers. Paradyne is similarly authorized to purchase insurance on behalf of any person it is required or permitted to indemnify.

     In addition, our restated certificate provides that a director of Paradyne will not be personally liable to Paradyne or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for:

     - any breach of the director's duty of loyalty to Paradyne or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; and

     - any transaction from which the director derives an improper personal benefit.

     The restated certificate also provides that if the Delaware General Corporation Law is amended after the approval by our stockholders of the restated certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of Paradyne's directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     We entered into an indemnification agreement with William Stensrud, one of our directors, on November 6, 1996. Under the agreement, we agreed to reimburse and indemnify Mr. Stensrud for civil or criminal proceedings or governmental investigations relating to Mr. Stensrud's actions as a director, except if such conduct was committed in bad faith or was a breach of Mr. Stensrud's duty of loyalty to us. This agreement was superseded by our indemnification agreement with Mr. Stensrud entered into on June 21, 1999 and described below.

     We entered into indemnification agreements with Messrs. Belanger, Bonderman, Epley, Geeslin, May, Murphy, Slattery, Stanton, Stensrud and Van Camp in June 1999. Under the agreements, we agreed to reimburse and indemnify each individual for civil or criminal proceedings or governmental investigations relating to his actions as a director or officer, except if such conduct was committed in bad faith or was a breach of his duty of loyalty to us.

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

                              CERTAIN TRANSACTIONS

     The following is a description of transactions since January 1, 1996, to which Paradyne has been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of the capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise required to be described under "Management."

DIVESTITURE BY LUCENT

 Initial Formation

     Prior to the divestiture, the predecessor business operated several businesses, which were either acquired by Communication Partners, L.P. or retained by Lucent. Shares of common stock of the predecessor business were traded on the New York Stock Exchange from 1978 to 1989 at which point the predecessor business was acquired by AT&T. Communication Partners, L.P. was originally formed under the name Paradyne Partners, L.P. in connection with the divestiture for the primary purpose of holding investments in Paradyne and GlobeSpan. In the divestiture, Communication Partners, L.P. formed:

     - Lease Acquisition Corp., as a subsidiary

     - Paradyne Credit Corp. which was formerly called Rental Acquisition Corp., as a subsidiary

     - GlobeSpan, Inc., which was formerly called CAP Acquisition Group, as a subsidiary

     - Paradyne Acquisition Corp., as a wholly-owned subsidiary to hold the common stock of Paradyne Corporation and Lease Acquisition Corp.

     The following chart illustrates the ownership structure of Communication Partners, LP and its subsidiaries.

                             (pick up from pcn 899)

     The predecessor business operated a services business and personal end user business, which Lucent retained. The predecessor business also operated a development, manufacturing and distribution business for broadband and narrowband access products, which was retained by Paradyne Corporation, a high-speed access integrated circuit business, which was acquired by GlobeSpan, a short-term equipment leasing business, which was acquired by Paradyne Credit Corp. and a long-term equipment leasing business, which was acquired by Lease Acquisition Corp. In connection with these acquisitions, the predecessor business assigned appropriate assets and resources to the subsidiaries. Lease Acquisition Corp. sold its assets to Paradyne Credit Corp. and was subsequently merged with and into Paradyne Networks. See "-- Subsequent
Transactions -- Transactions with Paradyne Credit Corporation."

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

     The following table illustrates the corporate structure of Paradyne and GlobeSpan both before and after the divestiture by Lucent.

                                                               PERCENTAGE
                                                              INTEREST IN    PERCENTAGE    PERCENTAGE
                                                               GLOBESPAN     INTEREST IN   INTEREST IN
                                                              AND PARADYNE    PARADYNE      GLOBESPAN
                                                                PRIOR TO      FOLLOWING     FOLLOWING
                                                               FORMATION      FORMATION     FORMATION
                                                              ------------   -----------   -----------
Lucent Technologies.........................................     100%             --          10.3%(1)
General and Limited Partners of Communication Partners, L.P.
  Entities Associated with Texas Pacific Group..............       --           75.9%         68.1%
  Entities Associated with Sprout Group(2)..................       --           13.4%         12.1%
  Entities Associated with Thomas Epley.....................       --            8.8%          7.9%
  Entities Associated with William Stensrud.................       --            1.9%          1.7%

------------------------------

(1) Represents a warrant held by Lucent to purchase 1,312,500 shares of GlobeSpan's common stock and assumes a cash exercise of the warrant.
(2) Consists of indirect ownership interests through limited partnership interests in Communication Partners L.P. and limited partnership interests in some Texas Pacific Group entities.

     In addition to their common ownership, Lucent, GlobeSpan and Paradyne have continuing business relationships with each other.

     Our current board of directors consists of Messrs. Epley, May, Stensrud and Stanton, Bonderman, Geeslin and Van Camp. Of the current members of the board of directors, Messrs. Epley, Geeslin and Stanton are directors of both GlobeSpan and Paradyne. Mr. Stensrud was a member of the board of directors of both GlobeSpan and Paradyne until his resignation from GlobeSpan's board of directors in March 1999. Mr. Stensrud will continue as a board member of Paradyne.

     As of May 1999, Communication Partners, L.P. owned approximately 97.1% of our outstanding common stock and approximately 83.2% of the outstanding capital stock of GlobeSpan. In May 1999, Communication Partners, L.P. distributed its GlobeSpan shares and its Paradyne shares to its general and limited partners. See "Principal Stockholders."

     From 1996 until August 12, 1999, Mr. Stanton was the sole director and president of Communication GenPar, Inc., the general partner of Communication Partners, L.P., and, from 1994 to August 12, 1999, was a partner of TPG Partners, L.P. and TPG Parallel I, L.P., each a limited partner of Communication Partners, L.P. and the shareholders of Communication GenPar, Inc. Messrs. Epley and Stensrud, either directly or through various investment partnerships and corporations, are limited partners of Communication Partners, L.P.

     Interim Promissory Note. In connection with the divestiture, we issued an interim promissory note payable to Lucent in the amount of $7.5 million. This note matured on December 31, 1997 and carried an interest rate of 8.5% per annum for the period July 31, 1996 through December 31, 1996 and 11.5% per annum thereafter. This note was secured by the land and buildings in Largo, Florida owned by us at the time of the divestiture. On June 27, 1997, the land and buildings in Largo, Florida were sold, and this indebtedness was repaid. We recognized interest expense of approximately $267,000 and $421,000 for the five months ended October 31, 1996 and the year ended December 31, 1997, respectively.

     Promissory Note. In connection with the divestiture, we issued a promissory note payable to Lucent in the amount of $61.8 million. This note carried an interest rate of 8.5% per annum for the period July 31, 1996 through December 31, 1997, 11.5% per annum for the period January 1, 1998 through December 31, 1998 and 14.5% per annum thereafter. Under the terms of this note, interest payments totaling $7.6 million were deferred for the period August 1, 1996 through December 31, 1997. Interest was payable quarterly subsequent to December 31, 1997. The principal balance, along with any deferred interest, was due and payable on June 30, 2000. Additionally, the terms of this note called for a mandatory prepayment of principal and related interest under certain circumstances. One such circumstance was the sale of the land and

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

buildings in Largo, Florida, and as such, we paid Lucent $3.7 million in principal and deferred interest in June 1997. Of the remainder of the principal and deferred interest, $63.0 million was forgiven in 1997 and $2.7 million was paid in 1998 in connection with a settlement with Lucent as described under "Subsequent Transactions -- Transactions with Lucent -- Lucent Settlement" below.

     TRANSACTIONS WITH LUCENT

     Intellectual Property Agreement. As part of the divestiture, we entered into an intellectual property agreement with Lucent and GlobeSpan. Under this agreement, Lucent irrevocably assigned to us and our successors all rights in particular patents related to our proprietary technology. In exchange, we granted to Lucent a non-exclusive license to develop, manufacture, test or repair products using the assigned patents.

     Non-Competition Agreement. As part of the divestiture, Lucent entered into a non-competition agreement with GlobeSpan and us. Under this agreement, Lucent agreed not to compete with us (with a separate agreement not to compete with GlobeSpan) with respect to the manufacture and sale of products, which either compete with the principal products of Paradyne or compete with technologies under development by Paradyne at the time of the divestiture. The cross-license and non-competition agreements do not prevent GlobeSpan and AT&T from competing with Paradyne.

     AT&T Trademark and Patent Agreement. As part of the divestiture, AT&T (Lucent's principal stockholder at the time) entered into a trademark and patent agreement with us and GlobeSpan. Under this agreement, AT&T granted us a non-exclusive, non-transferable, irrevocable, worldwide, royalty-free license under particular listed AT&T patents to develop, manufacture, test or repair our products existing at the time of the divestiture.

     Supply Agreement. As part of the divestiture, we entered into a supply agreement with Lucent and GlobeSpan. Under the terms of this agreement, we agreed to sell a variety of listed products to Lucent at prices at least as low as those prices offered to other customers and Lucent agreed to purchase minimum amounts of products from Paradyne. We also entered into a volume purchase letter agreement, whereby Lucent agreed to purchase minimum levels of products from us for a period of four years. The volume purchase letter agreement was subsequently terminated with an effective date in 1997 in connection with a settlement with Lucent. In 1997, we amended the supply agreement in connection with a settlement with Lucent and became the exclusive supplier to Lucent of Lucent's requirements for network access products for resale through June 2001, provided that these products possess satisfactory design, function, and performance characteristics. See "Subsequent Transactions -- Transactions with Lucent -- Lucent Settlement" below.

     TRANSACTIONS WITH GLOBESPAN

     Cross-License. As part of the divestiture, we entered into a cross-license agreement with GlobeSpan. Under this agreement, each party granted to the other party a non-exclusive, non-transferable, irrevocable, world-wide, royalty-free license to the patents Lucent assigned to the granting party in the divestiture, for use in the other party's products that existed as of the date of the divestiture, and subsequent modifications to those products. Each party also granted to the other party a non-exclusive, non-transferable, irrevocable, world-wide, royalty-free license to the granting party's other technical information and intellectual property existing at the time of the divestiture. These licenses give us the right to make, have made, use, sell and import our products within the scope of the license grants as well as the tools used to develop, manufacture, test or repair such products. We were also given the right to convey to any of our customers the right to use and resell such products. Each party also granted to the other party a non-exclusive, non-transferable, irrevocable, world wide, royalty-free license to use particular listed trademarks. All of these licenses have an indefinite duration, subject to the expiration of patent and copyright terms.

     Royalty Payments to GlobeSpan. In conjunction with the license to reproduce GlobeSpan software, we paid GlobeSpan a total of $235,000 in royalty payments in 1996. This payment reflected the cost of a chip set reference design guide and a right-to-use fee. The rates were determined in accordance with a September 1995 license agreement. Effective July 1998, the Company revised its pricing arrangement with GlobeSpan such that GlobeSpan sold products to the Company at preferential prices. In exchange, GlobeSpan agreed to
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

pay a 1.25% royalty based on net revenues up to an aggregate amount of $1.5 million. The Company recorded $381,000 of royalty revenue related to the agreement during the year ended December 31, 1998.

     Services Agreement. As part of the divestiture, we entered into an intercompany services agreement under which we agreed, for a period of time, to provide GlobeSpan with the following services due to their limited infrastructure.

          - human resources, staffing and legal services;

          - administrative services, including risk management, patent management, tax management and accounting support; and

          - operational services, including office communications and telecommunications systems management, facilities management, rent and other services.

     GlobeSpan now provides all of the above-mentioned services directly. GlobeSpan paid us a total of $155,000 and $231,000 for the years ended December 31, 1997 and 1998 under the services agreement. In 1998, we subleased additional office space to GlobeSpan. In connection with the relocation of our offices, GlobeSpan reimbursed us approximately $392,000 of our moving expenses.

     Various Insurance Policies. Through August 30, 1999, the directors and officers of Communication Partners, Communication GenPar, Inc., Paradyne, Paradyne Acquisition Corp., Paradyne Credit Corp. and GlobeSpan were covered under one umbrella insurance policy providing up to $10.0 million of liability coverage. Additionally, Paradyne, Paradyne Credit Corp. and GlobeSpan were jointly covered under various general liability, property, casualty and workers' compensation policies. These policies expired on August 30, 1999, by which time GlobeSpan and Paradyne Credit Corp. had procured their own insurance policies.

     401(k) Plan. We maintain a 401(k) plan, which substantially all of GlobeSpan's employees had participated in due to the administrative economic benefits of a single employer plan. Effective in May 1999, GlobeSpan adopted its own 401(k) plan for its employees. Contributions for the five months ended December 31, 1996 and for the years 1997 and 1998, including discretionary matches, paid by Paradyne on behalf of GlobeSpan amounted to approximately $65,000, $321,000 and $379,000. All payments made on behalf of GlobeSpan have been or will be reimbursed.

     TRANSACTIONS WITH LEASE ACQUISITION CORP.

     Services Agreement. As part of the divestiture, we entered into an intercompany services agreement with Lease Acquisition Corp. under which we agreed to provide:

     - general management consulting and services administration, including lease contract servicing and remarketing services;

     - administrative services, including risk management, financial and cash management, tax management and accounting services;

     - human resources, staffing and legal services; and

     - operational services, including facilities management, office communications, telecommunication systems, systems management and other services.

     In exchange for these services, Lease Acquisition Corp. agreed to pay us a monthly service fee of $5,000 per month. This agreement was terminated by mutual consent in August 1997. Payments received for these services were $25,000 for the five months ended December 31, 1996 and $35,000 for the period January 1, 1997 through August 1, 1997.

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

     TRANSACTIONS WITH PARADYNE CREDIT CORP.

     Services Agreement. As part of the divestiture, we entered into an intercompany services agreement with Paradyne Credit Corp. under which we agreed to provide:

     - general management consulting and services administration, including rental contract servicing administration and remarketing services;

     - administrative services, including risk management, financial and cash management, tax management and accounting services;

     - human resources, staffing and legal services; and

     - operational services, including facilities management, office communications, telecommunication systems, systems management and other services.

     In exchange for these services, Paradyne Credit Corp. agreed to pay us a monthly service fee equal to 5% of their net revenue. This agreement may be terminated by Paradyne Credit Corp. upon 60 days notice and by us upon 180 days notice. Payments received for these services were $407,000 and $521,000 for the five months ending December 31, 1996 and the seven month period ending July 31, 1997, respectively. See "Subsequent Transactions -- Transactions with Paradyne Credit Corp." below.

     In addition, Paradyne Credit Corp. received an option to purchase our used equipment that had been returned from expired or terminated leases, sales to customers or consignment activities. Payments received for the purchase of the equipment totaled $115,000 and $81,000 for the five months ended December 31, 1996 and the year ended December 31, 1997. This option terminated in August 1997 as described under "Subsequent Transactions -- Transactions with Paradyne Credit Corp. -- Sale of Lease Receivables and Related Equipment" below.

     TRANSACTIONS WITH COMMUNICATION PARTNERS

     Interim Promissory Note. In connection with the divestiture, we issued a promissory note payable to Communication Partners in the amount of $7.5 million. This note matured on December 31, 1997 and carried an interest rate of 8.5% per annum for the period July 31, 1996 through December 31, 1996 and 11.5% per annum thereafter. This note was secured by the land and buildings in Largo, Florida owned by us at the time of the divestiture. On June 27, 1997, the land and buildings in Largo, Florida were sold, and this indebtedness was repaid. We recognized interest expense of approximately $267,000 and $421,000 for the five months ended December 31, 1996 and the year ended December 31, 1997, respectively.

SUBSEQUENT TRANSACTIONS

     TRANSACTIONS WITH LUCENT

     Lucent Settlement. As at December 31, 1997, Lucent had not satisfied its obligations under the volume purchase letter agreement and, therefore, was subject to take or pay provisions. We entered into a settlement with Lucent, effective in 1997 whereby we agreed to terminate the volume purchase letter agreement, amended our supply agreement with Lucent to become the exclusive supplier to Lucent of Lucent's requirements for network access products for resale through June 2001 and received $8.2 million of cash and the cancellation of the promissory note to Lucent in the amount of $63.0 million. In addition, GlobeSpan amended a warrant that it originally granted to Lucent at the time of the 1996 acquisition. The amendment extended the warrant terms by three years. Because both GlobeSpan and Paradyne were subsidiaries of Communication Partners, we recognized a contribution of capital by Communication Partners of $3.6 million, reflecting the estimated fair market value of the extension of the GlobeSpan warrant.

     TRANSACTIONS WITH GLOBESPAN

     Reimbursement for Chip Set Purchases. Due to GlobeSpan's limited infrastructure at the beginning of its existence in 1996, GlobeSpan purchased chip sets from Lucent through us for sale to GlobeSpan customers. We paid Lucent for these chip sets on GlobeSpan's behalf, and GlobeSpan reimbursed us for their cost. These reimbursements totaled $194,000.

     Cooperative Development Agreement/Termination Agreement/Supply
Agreement. In November 1996, we entered into a cooperative development agreement and a related rider agreement with GlobeSpan. Under the terms of these agreements and in consideration for a contribution of $6.0 million by Communication Partners to GlobeSpan, we were provided with a broad, royalty-free, unrestricted license to use GlobeSpan's technical information and patents for any purpose related to our products. We were also granted the right to acquire GlobeSpan's chip sets at prices not to exceed cost plus 15%. The term of the cooperative development agreement was 5 years. The term of rider agreement was 10 years and we had the right to extend it for an additional 10-year term. In addition, we leased assets and equipment to GlobeSpan for an annual lease fee of $1.00. Effective December 1998, GlobeSpan and we terminated these agreements pursuant to a termination agreement. The termination agreement provided that GlobeSpan agreed, effective July 1998, to pay us a total of $1.5 million in royalties. GlobeSpan and we agreed that approximately $400,000 of these royalties had been paid as of the effective date of the termination agreement and that GlobeSpan would pay to us the approximately $1.1 million balance of royalties the sooner of December 31, 1999 or within 30 days of the effective date of GlobeSpan's initial public offering. The balance of the royalties was paid in July 1999.

     In conjunction with the signing of the termination agreement, we entered into a four-year supply agreement with GlobeSpan, which gives us preferential pricing and other terms in connection with the purchase of GlobeSpan products. Under the terms of this agreement, GlobeSpan is required to honor our orders for GlobeSpan products in quantities at least consistent with our past ordering practices and must afford us at least the same priority for its orders as GlobeSpan affords other similarly situated highly preferred customers. We were also granted immunity under GlobeSpan's intellectual property rights for all our customers that purchase our products that incorporate GlobeSpan products. GlobeSpan has been selling products to us pursuant to these terms since July 1998. In 1997 and 1998, we paid to GlobeSpan a total of $373,000 and $962,000, respectively, for products purchased under the cooperative development agreement, the related rider agreement and the termination agreement.

     Inventory Repurchases by GlobeSpan. In December 1997 and September 1998, GlobeSpan repurchased some of its chip sets for their own inventory needs, which we held in more than adequate supply in our inventory in the amounts of $98,000 and $29,000, respectively.

     Purchase of Fixed Assets. In 1997 and in 1998, GlobeSpan purchased fixed assets in a non-arm's-length transaction for approximately $350,000 and $400,000, respectively, which were owned by us but which they used in their business. Prior to the sale of the equipment to GlobeSpan, the related depreciation expense of $106,000 in 1996 and $244,000 in 1997 was transferred to GlobeSpan for its use, which was reflected as a distribution of equity to a related party in the statement of changes in stockholder equity. In 1998, GlobeSpan purchased fixed assets from us related to a subleased facility that they needed for their operations for $1.0 million, which included costs to remodel offices previously used by us.

     Real Property Agreements. Under a sublease dated August 1997, and subsequently amended in August 1998, between GlobeSpan and us, GlobeSpan subleases property at 100 Schulz Drive, Red Bank, New Jersey. The sublease reimburses us for 100% of all costs we incur under the primary lease. GlobeSpan currently pays us approximately $68,000 a month for approximately 50,000 rentable square feet, plus approximately $10,000 per month for rent operating costs. After October 2001, the rent will increase to approximately $79,000 a month for a period of six months. The sublease expires in April 2002.

     TRANSACTIONS WITH LEASE ACQUISITION CORP.

     Merger of Lease Acquisition Corp. into Paradyne Acquisition Corp. In August 1997, Lease Acquisition Corp. sold its net assets to Paradyne Credit Corp. in exchange for a promissory note totaling approximately $4.8 million and merged with and into Paradyne Acquisition Corp. As a result of this merger, Paradyne Acquisition Corp. acquired Paradyne Credit Corp.'s promissory note.

     TRANSACTIONS WITH PARADYNE CREDIT CORP.

     Purchase of Installment and Accounts Receivables. In December 1996, we purchased installment and accounts receivables relating to long-term equipment leases in the aggregate amount of $14.0 million from Paradyne Credit Corp. in exchange for a promissory note of $13.7 million. A deferred gain of $291,000 was included in other current liabilities at December 1996. The promissory note bore an interest rate of 9.25% and was scheduled to mature in December 1997. In January 1997, we sold the receivables back to Paradyne Credit Corp. in exchange for cancellation of the promissory note. We recognized interest expense of approximately $10,000 in connection with the transaction.

     Sale of Lease Receivables and Related Equipment. In August 1997, we sold all equipment under lease, as well as the related future lease payments, to Paradyne Credit Corp., our equipment leasing affiliate, for approximately $3.5 million, the approximate book value of the equipment and related future lease payments. We, however, are allowed to purchase from Paradyne Credit Corp. equipment that has been returned to Paradyne Credit Corp. after the termination of the lease. These purchases are on terms no more favorable to us than would be obtained in a comparable arm's length transaction and totaled $0 and $141,000 for the year ended December 31, 1997 and 1998, respectively. Paradyne Credit Corp. may purchase equipment manufactured or sold by us at prices substantially equal to those received by us through normal selling channels. Payments received from the sales of such equipment totaled $181,000 and $317,000 for the year ended December 31, 1997 and 1998, respectively.

     In connection with this sale, the Paradyne Credit Corp. services agreement was amended to change the monthly service fee to equal the sum of: (i) all direct costs incurred by us to provide services to Paradyne Credit Corp. and
(ii) up to five percent (5%) of the net revenues of Paradyne Credit Corp. for any indirect costs. Payments received for these services were $344,000 and approximately $1.2 million for the five months ended December 31, 1997 and for the year ended December 31, 1998, respectively.

     In April 1999, this agreement was again modified to adjust the monthly service fee to equal to the sum of: (i) all direct costs incurred by us to provide services to Paradyne Credit Corp., (ii) all indirect costs incurred by us to provide services to Paradyne Credit Corp. and (iii) a 5% mark up on all charges.

     In connection with a sale of lease receivables to AT&T Capital Corp., we guaranteed collection of selected receivables to AT&T Capital Corp. As of December 31, 1998, lease receivables for which we were contingently liable, but for which we have recourse, were outstanding in the amount of $886,000. The ultimate responsibility for the collection of these receivables is with Paradyne Credit Corp.

     TRANSACTIONS WITH COMMUNICATION PARTNERS

     Subordinated Revolving Promissory Note. In August 1997, Communication Partners agreed to provide to us a revolving line of credit facility in the maximum amount of $5.0 million. This agreement was amended in October 1998 to increase the maximum principal amount of the facility to $10.0 million. Interest paid under this note totaled $0 and $305,000 for the year ended December 31, 1997 and 1998, respectively. As of August 31, 1999, there was no outstanding balance on the credit facility. We terminated this facility in September 1999.

     Continuing Limited Guaranty. In October 1998, Communication Partners entered into a continuing guaranty for the benefit of Bank of America NT&SA in connection with our revolving credit facility. The maximum liability under this guaranty was $10.0 million, reduced by any principal amount outstanding under the subordinated revolving promissory note discussed above. This guaranty was canceled in March 1999.

PROMISSORY NOTES FROM OFFICERS

     On May 5, 1997, James L. Slattery, Senior Vice President, Chief Legal and Intellectual Property Officer and Corporate Secretary, issued to us a promissory note in the amount of $149,850 in connection with his purchase of 75,000 shares of our common stock. The full recourse note accrues interest at a rate of 6.65% per annum. The principal balance of this note and accrued interest are payable at the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. As of August 31, 1999, the balance outstanding was $149,850, plus accrued interest.

     On March 29, 1999, Sean E. Belanger, Senior Vice President of Worldwide Sales, issued to us a promissory note in the amount of $199,800 in connection with his purchase of 100,000 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and accrued interest are payable at the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. The balance outstanding as of August 31, 1999 was $199,800, plus accrued interest.

     On March 26, 1999, Paul H. Floyd, Vice President Research and Development, issued to us a promissory note in the amount of $74,925 in connection with his purchase of 37,500 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and the accrued interest are payable at either the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All unvested shares purchased with the note are subject to repurchase by us if Mr. Floyd terminates his employment prior to becoming fully vested in these shares. The shares vest on a quarterly basis and will be fully vested after August 1, 2000. The balance outstanding as of August 31, 1999 was $74,925, plus accrued interest. On March 26, 1999, Mr. Floyd issued to us a promissory note in the amount of $62,475 in connection with his purchase of 12,500 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and accrued interest are payable at the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All unvested shares purchased with the note are subject to repurchase by us if Mr. Floyd terminates his employment prior to becoming fully vested in those shares. A quarter of the shares vest on the first anniversary of the note and the remainder vest in equal quarterly installments thereafter. The balance outstanding as of August 31, 1999 was $62,475, plus accrued interest.

     On March 26, 1999, Frank J. Wiener, Vice President of Broadband Access Products, issued to us a promissory note in the amount of $159,915 in connection with his purchase of 42,500 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and the accrued interest are payable at either the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All unvested shares purchased with the note are subject to repurchase by us if Mr. Wiener terminates his employment prior to becoming fully vested in these shares. The shares vest on a quarterly basis and will be fully vested after January 1, 2001. The balance outstanding as of August 31, 1999 was $159,915, plus accrued interest. On April 2, 1999, Mr. Wiener issued to us a promissory note in the amount of $24,990 in connection with his purchase of 5,000 shares of our common stock. The full recourse note accrues interest at a rate of 5.15% per annum. The principal balance of this note and accrued interest are payable at the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All shares purchased with the note are subject to repurchase by us if Mr. Wiener terminates his employment prior to becoming fully vested in those shares. A quarter of the shares vest on the first anniversary of the loan and the remainder vest in equal quarterly installments thereafter. The balance outstanding as of August 31, 1999 was $24,990, plus accrued interest.

     On March 27, 1999, Mark Housman, Vice President of Marketing, issued a promissory note to us in the amount of $64,935 in connection with his purchase of 32,500 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and the accrued interest are payable at either the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All unvested shares purchased with the note are subject to repurchase by us if Mr. Housman terminates his employment prior to becoming fully vested in these shares. The shares vest on a quarterly basis and will be fully vested after February 2000. The balance outstanding as of August 31, 1999 was $64,935, plus accrued interest.

     On March 31, 1999, Andrew S. May, President, Chief Executive Officer, and Director, issued to us a promissory note in the amount of $99,900 in connection with his purchase of 50,000 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and the accrued interest are payable at either the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, and those shares are held in escrow by us. The balance as of August 31, 1999 was $99,900, plus accrued interest.

     On March 31, 1999, Patrick M. Murphy, Senior Vice President and Chief Financial Officer, issued to us a promissory note in the amount of $74,925 in connection with his purchase of 37,500 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and the accrued interest are payable at either the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, and those shares are held in escrow by us. The balance outstanding as of August 31, 1999 was $74,925 plus accrued interest. On April 2, 1999, Mr. Murphy issued to us a promissory note in the amount of $37,485 in connection with his purchase of 7,500 shares of our common stock. The full recourse note accrues interest at a rate of 5.15% per annum. The principal balance of this note and accrued interest are payable at the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All shares purchased with the note are subject to repurchase by us if Mr. Murphy terminates his employment prior to becoming fully vested in those shares. A quarter of the shares vest on the first anniversary of the loan and the remainder vest in equal quarterly installments thereafter. The balance outstanding as of August 31, 1999 was $37,485, plus accrued interest.

     On July 1, 1999, J. Scott Eudy, Vice President of Corporate Development, issued to us a promissory note in the amount of $92,595 in connection with his purchase of 15,000 shares of our common stock. The full recourse note accrues interest at a rate of 5.67% per annum. The principal balance of this note and the accrued interest are payable at either the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, and those shares are held in escrow by us. All unvested shares purchased with the note are subject to repurchase by us if Mr. Eudy terminates his employment prior to becoming fully vested in these shares. The shares vest on a quarterly basis and will be fully vested after January 2, 2002. The balance outstanding as of August 31, 1999 was $92,595 plus accrued interest. Also on July 1, 1999, Mr. Eudy issued to us a promissory note in the amount of $73,417.50 in connection with his purchase of 22,500 shares of our common stock. The full recourse note accrues interest at a rate of 5.67% per annum. The principal balance of this note and accrued interest are payable at the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All unvested shares purchased with the note are subject to repurchase by us if Mr. Eudy terminates his employment prior to becoming fully vested in these shares. The shares vest on a quarterly basis and will be fully vested after October 24, 2000. The balance outstanding as of August 31, 1999 was $73,417.50, plus accrued interest.

     Except where noted, each of the transactions disclosed in this Section are on terms no less favorable to Paradyne than it could obtain from non-affiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     This table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of August 31, 1999, by the following:

     - each person known by us to own beneficially more than five percent of the outstanding common stock;

     - each director of Paradyne;

     - each Named Executive Officer;

     - each stockholder of Paradyne who is selling shares of common stock in this offering; and

     - all directors and executive officers of Paradyne as a group.

     The following calculations of the percentage of outstanding shares are based on 30,676,745 shares of our common stock outstanding as of August 31, 1999 and 31,176,745 shares outstanding immediately following the completion of this offering and assumes no exercise of the underwriters' over-allotment option, under which the underwriters have an option to purchase an additional 825,000 shares from the selling stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of August 31, 1999 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

     The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option.

                                             BENEFICIAL OWNERSHIP                   BENEFICIAL OWNERSHIP
                                            PRIOR TO THE OFFERING     NUMBER OF      AFTER THE OFFERING
                                            ----------------------   SHARES BEING   --------------------
                                             NUMBER OF                 OFFERED      NUMBER OF
                                              SHARES      PERCENT                     SHARES     PERCENT
FIVE PERCENT STOCKHOLDERS:
Entities Associated with
  Texas Pacific Group
  Communication GenPar, Inc. (1)..........     216,474          *        54,412        162,062         *
  TPG Partners, L.P. (1)..................  14,778,764      48.18     3,714,369     11,064,395     35.49
  TPG Parallel I, L.P. (1)................   1,473,380       4.80       370,729      1,102,651      3.54
Entities Associated with
  Sprout Group
  Sprout Capital VII, L.P. (2)............   1,646,993       5.37       413,984      1,233,009      3.95
  Sprout Growth II, L.P. (2)..............   1,346,461       4.39       338,443      1,008,018      3.23
  DLJ First ESC L.P. (2)..................     342,326       1.12        86,046        256,280         *
  DLJ Capital Corporation (2).............      68,460          *        17,208         51,252         *
  The Sprout CEO Fund, L.P. (2)...........      19,132          *         4,809         14,323         *
DIRECTORS AND OFFICERS:
  Andrew S. May (3).......................     876,563       2.86            --        876,563      2.74
  Sean E. Belanger (4)....................     168,750          *            --        168,750         *
  Patrick M. Murphy (5)...................     112,500          *            --        112,500         *
  James L. Slattery (6)...................      90,000          *            --         90,000         *
  David Bonderman (7).....................  16,468,618      53.68            --     12,329,108     39.55
  Thomas E. Epley (8).....................   2,249,534       7.33            --      2,249,584      7.21
  Keith B. Geeslin (9)....................   3,433,372      11.19            --      2,572,882      8.25
  David M. Stanton (10)...................          --          *            --             --         *
  William R. Stensrud (11)................     543,476       1.77            --        543,476      1.74
  Peter F. Van Camp (12)..................      10,000          *            --         10,000         *
All directors and executive officers
  as a group (17 persons) (13)............  24,266,563      76.26                   19,266,563     59.61

---------------

* Represents beneficial ownership of less than 1.0%.

 (1) TPG Partners, L.P. and TPG Parallel I, L.P., affiliates of Texas Pacific Group, are sole shareholders in Communication GenPar, Inc. TPG Advisors, Inc. is the general partner of TPG Genpar, L.P., which is the general partner of both TPG Partners, L.P. and TPG Parallel I, L.P. If the underwriters over allotment option is exercised in full, Communication GenPar, Inc. will sell an additional 8,978 shares, TPG Parallel I, L.P. will sell an additional 61,086 shares, and TPG Partners, L.P. will sell an additional 612,955 shares. David Stanton, a director of Paradyne, was the sole director and President of Communication GenPar, Inc. and a Partner in Texas Pacific Group until August 12, 1999. The address of Texas Pacific Group is 201 Main Street, Suite 2420, Fort Worth, TX 76102.

 (2) If the underwriters over-allotment option is exercised in full, Sprout Capital VII, L.P. will sell an additional 68,307 shares, Sprout Growth II, L.P. will sell an additional 55,843 shares, DLJ First ESC L.P. will sell an additional 14,198 shares. DLJ Capital Corporation will sell an additional 2,840 shares, and the Sprout CEO Fund, L.P. will sell an additional 793 shares. The address for each of these entities is 3000 Sand Hill Road, Bldg. 3, Suite 170, Menlo Park, CA 94025. Of the aggregate of 3,423,372 shares beneficially owned by these entities prior to the offering (2,562,882 shares after the offering), 2,121,880 shares prior to the offering (1,261,390 shares after the offering) are subject to a voting trust agreement and are held and voted by an independent third party, Norwest Bank Indiana, N.A., as voting trustee.

 (3) Includes 826,563 shares subject to options which are exercisable within 60 days of August 31, 1999.

 (4) Includes 68,750 shares subject to options which are exercisable within 60 days of August 31, 1999.

 (5) Includes 67,500 shares subject to options which are exercisable within 60 days of August 31, 1999.

 (6) Includes 15,000 shares subject to options which are exercisable within 60 days of August 31, 1999.

 (7) Includes 216,474 shares held by Communication GenPar, Inc., 14,778,764 shares held by TPG Partners, L.P. and 1,473,380 shares held by TPG Parallel I, L.P. TPG Partners, L.P. and TPG Parallel I, L.P. are shareholders in Communication GenPar, Inc. Mr. Bonderman, a director of Paradyne, through various investment partnerships and corporations, has a pecuniary interest in the shares held by TPG Partners, L.P. and TPG Parallel I, L.P. However, Mr. Bonderman disclaims beneficial ownership of the shares held by TPG Partners, L.P. and TPG Parallel I, L.P. except to the extent of his pecuniary interest therein.

 (8) Consists of 1,711,753 shares held by Epley Investors, L.L.C. and 527,781 shares held by Mr. Epley individually. Includes 10,000 shares subject to options under the 1999 Non-Employee Directors' Stock Option Plan.

 (9) Includes 10,000 shares held by Mr. Geeslin individually and 3,423,372 shares held by entities associated with The Sprout Group prior to the offering (2,562,882 shares after the offering). Mr. Geeslin is a general partner of Sprout Growth II, L.P. and Sprout Capital VII, L.P. Mr. Geeslin is also a Senior Vice President of DLJ Capital Corporation, the managing general partner of Sprout Growth II, L.P., Sprout Capital VII, L.P. and The Sprout CEO Fund, L.P. Mr. Geeslin is also one of several individual general partners of DLJ Associates VII, L.P., which is a general partner of Sprout Growth II, L.P., Sprout Capital VII, L.P. and the Sprout CEO Fund, L.P. DLJ First ESC L.P. is an affiliate of DLJ Capital Corporation. As such, he may be deemed to have voting and dispositive power over the shares held by entities associated with the Sprout Group. However, Mr. Geeslin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(10) Mr. Stanton, a director of Paradyne, was the sole director and President of Communication GenPar, Inc. from 1996 until August 12, 1999.

(11) Includes 352,326 shares held by the Stensrud Family Trust and 146,150 shares held by Mr. Stensrud individually.

(12) Includes 10,000 shares subject to options under the 1999 Non-Employee Directors' Stock Option Plan.

(13) Includes 1,144,063 shares subject to options which are exercisable within 60 days of August 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Paradyne Networks consists of 60,000,000 shares of common stock, $.001 par value and 5,000,000 shares of preferred stock $.001 par value. There were 30,676,745 shares of Paradyne common stock outstanding as of August 31, 1999, held of record by approximately 231 stockholders, and there are no outstanding shares of preferred stock.

COMMON STOCK

     The holders of common stock of Paradyne Networks are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Under the amended and restated certificate of Paradyne Networks, the board has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could also have the effect of delaying, deterring or preventing a change in control of Paradyne. We have no present plans to issue any shares of preferred stock.

WARRANTS

     There are no outstanding warrants for the purchase or acquisition of stock of Paradyne.

REGISTRATION RIGHTS

     Paradyne is in discussions with Texas Pacific Group regarding a proposed agreement that would grant registration rights to the stock of Paradyne held by entities affiliated with Texas Pacific Group. Under the terms of this proposed agreement, if we propose to register shares not held by the affiliates of Texas Pacific Group, these affiliates would be entitled to notice of such registration and would be allowed to include their shares in such registration, subject to various conditions and limitations which have yet to be finalized. In addition, we might be required to prepare and file a registration statement under the Securities Act of 1933 if requested to do so by entities affiliated with Texas Pacific Group owning at least 5% of our common stock. We would be required to use our best efforts to effect such registration, subject to various conditions and limitations, which have yet to be finalized. We would be required to bear substantially all costs in connection with any such registrations.

DELAWARE ANTI-TAKEOVER LAW

     Paradyne is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sale or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of Paradyne.

     Our amended and restated certificate provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our amended and restated bylaws provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, the Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or by the holders of 50% of the outstanding voting stock of Paradyne. Our amended and restated certificate also specifies that our board of directors will be classified into three classes of directors. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation's certificate of incorporation provides otherwise. The amended and restated certificate does not provide otherwise. In addition, the amended and restated certificate specifies that the authorized number of directors may be changed only by resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our amended and restated certificate may only be amended with the approval of 66 2/3% of our outstanding voting stock and our amended and restated bylaws may be amended either by the board or by the approval of 66 2/3% of our outstanding voting stock. Furthermore, our amended and restated certificate requires the advance notice of stockholders' nominations for the election of directors and business brought before a meeting of stockholders. Lastly, the amended and restated certificate provides that a majority of the directors in office, even if less than a quorum, are entitled to fill vacancies created by resignation, death, disqualification, removal or by an increase in the size of the board. These provisions contained in the amended and restated certificate and our amended and restated bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of Paradyne or its management, which includes transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the effective date of our initial public offering on July 15, 1999, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.

     Upon completion of this offering, we will have outstanding 31,176,745 shares of common stock, assuming the issuance by Paradyne of 500,000 shares of common stock offered hereby and no exercise of options after August 31, 1999. Of these shares, the 5,500,000 shares sold in this offering, together with 7,024,002 shares currently outstanding, will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below).

     The remaining 18,652,743 shares of common stock held by existing stockholders as of August 31, 1999 will be "restricted securities" as that term is defined in Rule 144 (the "Restricted Securities"). Shares totaling 17,963,735 are subject to "lock-up" agreements entered into in connection with our initial public offering, based on shares outstanding as of August 31, 1999. Upon expiration of the lock-up agreements on January 12, 2000, all of these shares will become eligible for sale, subject in most cases to the limitations of Rule 144 and Rule 701. Restricted Securities held by non-affiliates will be eligible for sale pursuant to Rule 144(k), as described below. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

     As of August 31, 1999, there were a total of 3,424,275 shares of common stock subject to outstanding options under our 1996 Equity Incentive Plan and 1999 Non-Employee Directors' Plan, 1,639,982 of which were vested. However, most of these shares are subject to lock-up agreements. Following the completion of our initial public offering, we filed registration statements on Form S-8 under the Securities Act to register all of the shares of common stock reserved for future issuance under our 1996 Equity Incentive Plan. On January 12, 2000, approximately 1,984,462 shares of common stock will be subject to immediately exercisable options. Shares purchased upon exercise of options granted pursuant to the 1996 Equity Incentive Plan generally would be available for resale in the public market.

     Our officers, directors and certain stockholders have agreed not to sell or otherwise dispose of any of their shares until the expiration of the lock-up agreements on January 12, 2000. Donaldson, Lufkin & Jenrette, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of our public offering, a person who has beneficially owned shares of our common stock for at least one year, including any affiliates of ours, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 311,767 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about Paradyne.

RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been one of Paradyne's "affiliates," as defined in Rule 144, at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701, any Paradyne employee, director, officer, consultant or advisor who purchases shares from Paradyne in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering is entitled to resell such shares 90 days after the effective date of our initial public offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of our initial public offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of our initial public offering, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement,
dated             , 1999, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, BancBoston Robertson Stephens Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Raymond James & Associates, Inc. have severally agreed to purchase from Paradyne and the selling stockholders the respective number of shares of common stock set forth opposite their names below.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
BancBoston Robertson Stephens Inc...........................
Dain Rauscher Wessels.......................................
Raymond James & Associates, Inc.............................
                                                              --------
          Total.............................................
                                                              ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The underwriters initially propose to offer the shares of common stock in part directly to the public at the public offering price set forth on the cover page of this prospectus and in part to certain dealers (including the
underwriters) at such price less a concession not in excess of $          per
share. The underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $          per share. After the
initial offering of the common stock, the public offering price and other selling terms may be changed by the representatives of the underwriters at any time without notice.

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The following table shows the underwriting fees to be paid to the underwriters by Paradyne and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Paradyne common stock.

                                                                              PAID BY SELLING
                                               PAID BY PARADYNE                STOCKHOLDERS
                                          ---------------------------   ---------------------------
                                          NO EXERCISE   FULL EXERCISE   NO EXERCISE   FULL EXERCISE
Per share...............................  $       --     $       --     $       --     $       --
          Total.........................          --             --             --             --

     The offering expenses, estimated to be approximately $500,000, will be paid by Paradyne.

     DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a member of the selling group, is facilitating the distribution of the shares sold in the offering over the Internet. The underwriters have agreed to allocate a limited number of shares to DLJdirect Inc. for sale to brokerage account holders. DLJdirect Inc. will receive the same selling concession that other dealers will receive in connection with sales of shares over the Internet.

     The selling stockholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 825,000 additional shares of common stock at the public offering price less underwriting discounts and commissions. The underwriters may exercise such option solely to cover overallotments, if any, made in connection with the offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such underwriter's initial purchase commitment.

     Paradyne and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect thereof.

     Each of Paradyne, its executive officers and directors and certain stockholders and optionholders of Paradyne, including the selling stockholders, have agreed, subject to certain exceptions, not to

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation for a period of 180 days after the effective date of our initial public offering on July 15, 1999. During this 180-day period (the last day of which is January 11, 2000), Paradyne may issue shares of common stock in connection with acquisitions of other businesses, products or technologies, so long as the recipients of common stock in such acquisitions agree in writing to be bound by the same restrictions applicable to Paradyne and the selling stockholders. In addition, during this 180-day period, Paradyne has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of Paradyne, including the selling stockholders, has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     The common stock is quoted on the Nasdaq National Market under the symbol "PDYN."

     Other than in the United States, Canada and as described below with respect to the United Kingdom, no action has been taken by Paradyne, the selling stockholders, or the underwriters that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     Sprout Capital VII, L.P., Sprout Growth II, L.P., DLJ First ESC L.P., The Sprout CEO Fund, L.P. and DLJ Capital Corporation (collectively, the "Sprout Entities") are affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, one of the underwriters. As described under "Principal and Selling Stockholders," the Sprout Entities beneficially own an aggregate of 3,423,372 shares of the outstanding common stock prior to this offering, which represent more than 10% of the outstanding common stock, and the Sprout Entities will beneficially own an aggregate of 2,562,882 shares of the outstanding common stock after this offering, which will represent more than 8% of the outstanding common stock after this offering. Of the shares beneficially owned by the Sprout Entities, 2,121,880 shares prior to this offering (1,261,390 shares after the offering) are subject to a voting trust agreement and are held and voted by an independent third party, Norwest Bank Indiana, N.A., as voting trustee.

     Because the Sprout Entities affiliated with Donaldson, Lufkin & Jenrette Securities Corporation beneficially own more than 10% of the outstanding common stock prior to this offering, this offering is being conducted in accordance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which provides that the public offering price of an equity security be no higher than that recommended by a "qualified independent underwriter" ("QIU") meeting certain standards. In accordance with this requirement, BancBoston Robertson Stephens has assumed the responsibilities of acting as QIU and will recommend a price in compliance with the requirements of Rule 2720. In connection with this offering, BancBoston Robertson Stephens has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. Paradyne will pay BancBoston Robertson Stephens a fee of $5,000 in connection with its services as QIU and will reimburse the QIU for its fees and expenses. Paradyne has agreed to indemnify BancBoston Robertson Stephens, in its capacity as the QIU, against certain liabilities, including liabilities under the Securities Act.

     In the event the common stock does not constitute an excepted security under the provisions of Regulation M promulgated by the Securities and Exchange Commission, the underwriters and dealers may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of Paradyne's common stock. Specifically, the underwriters may overallot the offering, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover such syndicate short position or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     There are restrictions on the offer and sale of the common stock in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the common stock in, from or otherwise involving the United Kingdom must be complied with.

     Each underwriter has also agreed that it has:

     - not offered or sold and prior to the date six months after the date of issue of the shares of common stock will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - complied, and will comply with, all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom; and

     - only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of common stock to a person who is of a kind described in
       Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

                                 LEGAL MATTERS

     The legality of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

     The financial statements of Paradyne Networks, Inc. (formerly "Paradyne Acquisition Corp.") as of December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998 and for the five months ended December 31, 1996 and the financial statements of AT&T Paradyne for the seven months ended July 31, 1996, included in this Prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in giving said reports.

                HOW TO GET ADDITIONAL INFORMATION ABOUT PARADYNE

     We have filed with the Commission a Registration Statement on Form S-1 under the Securities Act, with respect to the common stock offered hereby. As permitted by the rules and regulations of the Commission, this prospectus, which is a part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. We are subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, and in accordance therewith, file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. For further information pertaining to Paradyne and the common stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents or provisions of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's web site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, was filed with the Commission through EDGAR.

     Our common stock is quoted on the Nasdaq National Market under the symbol "PDYN," and reports, proxy statements and other information concerning Paradyne can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
PARADYNE NETWORKS, INC.
  Report of Independent Certified Public Accountants........   F-2
  Consolidated Balance Sheets as of December 31, 1997 and
     1998 and June 30, 1999 (unaudited).....................   F-3
  Consolidated Statements of Operations for the Period from
     Inception through December 31, 1996 and for each of the
     years ended December 31, 1997 and 1998 and the Six
     Months Ended June 30, 1998 and 1999 (unaudited)........   F-4
  Consolidated Statements of Changes in Stockholders' Equity
     for the Period from Inception through December 31, 1996
     and for each of the years ended December 31, 1997 and
     1998 and the Six Months Ended June 30, 1999
     (unaudited)............................................   F-5
  Consolidated Statements of Cash Flows for the Period from
     Inception through December 31, 1996 and for each of the
     years ended December 31, 1997 and 1998 and the Six
     Months Ended March 31, 1998 and 1999 (unaudited).......   F-6
  Notes to Consolidated Financial Statements................   F-7

PARADYNE PREDECESSOR BUSINESS (A CARVE-OUT BUSINESS OF AT&T
  PARADYNE CORPORATION)
  Report of Independent Certified Public Accountants........  F-23
  Consolidated Statements of Operations for the Seven Months
     ended July 31, 1996....................................  F-24
  Consolidated Statement of Cash Flows for the Seven Months
     ended July 31, 1996....................................  F-25
  Notes to Financial Statements.............................  F-26

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Paradyne Networks, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Paradyne Networks, Inc. (formerly "Paradyne Acquisition Corp.") and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 and for the period from inception (August 1, 1996) through December 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Tampa, Florida
June 8, 1999

                            PARADYNE NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,       JUNE 30,
                                                              -----------------   -----------
                                                               1997      1998        1999
                                                                                  (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 3,240   $ 2,356     $ 3,663
  Accounts receivable, less allowance for doubtful accounts
     of $2,966, $3,007 and $3,351, respectively.............   28,852    29,641      26,814
  Accounts receivable from affiliates.......................    1,519       721       2,199
  Other receivables (Note 4)................................    8,214        --          --
  Income tax receivable.....................................      536     4,230       3,379
  Inventories...............................................   14,821    16,997      15,849
  Prepaid expenses and other current assets.................    3,820     1,808       1,197
                                                              -------   -------     -------
          Total current assets..............................   61,002    55,753      53,101
Property, plant and equipment, net..........................   15,552    16,103      15,786
Deferred tax assets.........................................    2,783     1,143       1,141
Other assets................................................    3,863     2,064       1,705
                                                              -------   -------     -------
          Total assets......................................  $83,200   $75,063     $71,733
                                                              =======   =======     =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $10,201   $17,205     $17,911
  Current portion of debt...................................   17,782    16,483       9,284
  Deferred tax liability....................................   11,975     2,357       1,914
  Payroll and benefit related liabilities...................    5,131     6,263       4,686
  Other current liabilities.................................    6,307     5,063       5,213
                                                              -------   -------     -------
          Total current liabilities.........................   51,396    47,371      39,008
Long-term debt..............................................      402       353         362
                                                              -------   -------     -------
          Total liabilities.................................   51,798    47,724      39,370
                                                              -------   -------     -------
Commitments and contingencies (Note 12)
Stockholders' equity:
  Common stock, par value $0.001; 60,000,000 shares
     authorized, 25,592,182 and 25,668,723 shares issued and
     outstanding as of December 31, 1997 and 1998,
     respectively...........................................       26        26          26
  Additional paid-in capital................................   20,817    21,058      27,716
  Deferred compensation.....................................       --        --      (2,808)
  Retained earnings.........................................   10,284     6,639       8,397
  Note receivable for common stock (Note 14)................     (150)     (150)     (1,228)
  Unrealized gain on available-for-sale securities..........      409        --          --
  Cumulative translation adjustment.........................       16      (234)        260
                                                              -------   -------     -------
          Total stockholders' equity........................   31,402    27,339      32,363
                                                              -------   -------     -------
          Total liabilities and stockholders' equity........  $83,200   $75,063     $71,733
                                                              =======   =======     =======

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                            PARADYNE NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           FIVE MONTHS        YEARS ENDED           SIX MONTHS ENDED
                                              ENDED          DECEMBER 31,               JUNE 30,
                                           DECEMBER 31,   -------------------   -------------------------
                                               1996         1997       1998        1998         (1999)
                                                                                (UNAUDITED)   (UNAUDITED)
Revenues:
  Sales..................................    $112,293     $177,850   $195,153     $87,879      $103,133
  Service................................       1,413        3,040      2,256       1,028           891
  Royalty................................         325          413      1,392         350         2,818
                                             --------     --------   --------     -------      --------
          Total revenues.................     114,031      181,303    198,801      89,257       106,842
                                             --------     --------   --------     -------      --------
Cost of sales:
  Equipment..............................      59,634       90,334    107,921      45,744        59,740
  Service................................         744        1,154        620         307           325
                                             --------     --------   --------     -------      --------
          Total cost of sales............      60,378       91,488    108,541      46,051        60,065
                                             --------     --------   --------     -------      --------
Gross margin.............................      53,653       89,815     90,260      43,206        46,777
Operating expenses:
  Research and development (includes
     $13,114 of purchased R&D in 1996)...      31,174       37,339     35,132      17,282        17,835
  Selling, general and administrative
     expenses............................      29,409       66,278     55,969      28,063        27,663
  Amortization of deferred stock
     compensation........................          --           --         --          --           135
  Restructuring charges..................          --        1,778        984          59            --
                                             --------     --------   --------     -------      --------
          Total operating expenses.......      60,583      105,395     92,085      45,404        45,633
                                             --------     --------   --------     -------      --------
Operating income (loss)..................      (6,930)     (15,580)    (1,825)     (2,198)        1,144
Other (income) expenses:
  Interest...............................       3,502        7,712      1,711       1,040           691
  Lucent settlement gain.................          --      (51,183)        --          --            --
  Other, net.............................         382       (1,753)     1,191          67        (2,540)
                                             --------     --------   --------     -------      --------
Income (loss) before provision for income
  taxes..................................     (10,814)      29,644     (4,727)     (3,305)        2,993
  Provision (benefit) for income tax.....          --        8,302     (1,082)       (757)        1,235
                                             --------     --------   --------     -------      --------
Net income (loss)........................    $(10,814)    $ 21,342   $ (3,645)    $(2,548)     $  1,758
                                             ========     ========   ========     =======      ========
Basic income (loss) per common share.....    $  (0.42)    $   0.84   $  (0.14)    $ (0.10)     $   0.07
                                             ========     ========   ========     =======      ========
Weighted average number of common shares
  outstanding............................      25,500       25,552     25,623      25,606        26,124
                                             ========     ========   ========     =======      ========
Diluted income (loss) per common share...    $  (0.42)    $   0.81   $  (0.14)    $ (0.10)     $   0.06
                                             ========     ========   ========     =======      ========
Weighted average number of common shares
  outstanding............................      25,500       26,291     25,623      25,606        27,477
                                             ========     ========   ========     =======      ========

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                            PARADYNE NETWORKS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                              COMPREHENSIVE       COMMON STOCK       ADDITIONAL                    RETAINED
                                 INCOME       --------------------     PAID-IN       DEFERRED      EARNINGS
                                 (LOSS)         SHARES     AMOUNT      CAPITAL     COMPENSATION   (DEFICIT)     OTHER
August 1, 1996..............    $     --              --     $--       $    --                     $     --    $    --
  Equity investment in the
    Company.................                  25,500,000      26        17,036
  Net loss..................     (10,814)                                                           (10,814)
  Cumulative translation
    adjustment..............        (163)                                                                         (163)
  Asset allocation to
    related party (Note
    14).....................                                              (106)
                                --------      ----------     ---       -------       -------       --------    -------
Balance, December 31,
  1996......................    $(10,977)     25,500,000      26        16,930            --        (10,814)      (163)
                                ========
  Contribution from Paradyne
    Partners (Note 4).......                                             3,600
  Proceeds from exercise of
    stock options and
    related tax benefit.....                      92,182                   287                                    (150)
  Net income................    $ 21,342                                                             21,342
  Cumulative translation
    adjustment..............         179                                                                           179
  Unrealized investment
    gain....................         409                                                                           409
  Asset allocation to
    related party (Note
    14).....................                                                                           (244)
                                --------      ----------     ---       -------       -------       --------    -------
Balance, December 31,
  1997......................    $ 21,930      25,592,182      26        20,817            --         10,284        275
                                ========
  Proceeds from exercise of
    stock options and
    related tax benefit.....                      76,541                   241
  Net loss..................    $ (3,645)                                                            (3,645)
  Cumulative translation
    adjustment..............        (250)                                                                         (250)
  Unrealized investment
    loss....................        (409)                                                                         (409)
                                --------      ----------     ---       -------       -------       --------    -------
Balance, December 31,
  1998......................    $ (4,304)     25,668,723      26        21,058            --          6,639       (384)
                                ========
  Proceeds from exercise of
    stock options and
    related tax benefit.....                     737,885                 3,715                                  (1,078)
  Issuance of stock options
    below fair value........                                             2,943        (2,943)
  Vesting of stock options
    issued below fair
    value...................                                                             135
  Net income................    $  1,758                                                              1,758
  Cumulative translation
    adjustment..............         494                                                                           494
                                --------      ----------     ---       -------       -------       --------    -------
Balance, June 30, 1999
  (unaudited)...............    $  2,252      26,406,608     $26       $27,716       $(2,808)      $  8,397    $  (968)
                                ========      ==========     ===       =======       =======       ========    =======

                                  TOTAL
                              STOCKHOLDERS'
                                 EQUITY
August 1, 1996..............    $     --
  Equity investment in the
    Company.................      17,062
  Net loss..................     (10,814)
  Cumulative translation
    adjustment..............        (163)
  Asset allocation to
    related party (Note
    14).....................        (106)
                                --------
Balance, December 31,
  1996......................       5,979
  Contribution from Paradyne
    Partners (Note 4).......       3,600
  Proceeds from exercise of
    stock options and
    related tax benefit.....         137
  Net income................      21,342
  Cumulative translation
    adjustment..............         179
  Unrealized investment
    gain....................         409
  Asset allocation to
    related party (Note
    14).....................        (244)
                                --------
Balance, December 31,
  1997......................      31,402
  Proceeds from exercise of
    stock options and
    related tax benefit.....         241
  Net loss..................      (3,645)
  Cumulative translation
    adjustment..............        (250)
  Unrealized investment
    loss....................        (409)
                                --------
Balance, December 31,
  1998......................      27,339
  Proceeds from exercise of
    stock options and
    related tax benefit.....       2,637
  Issuance of stock options
    below fair value........
  Vesting of stock options
    issued below fair
    value...................         135
  Net income................       1,758
  Cumulative translation
    adjustment..............         494
                                --------
Balance, June 30, 1999
  (unaudited)...............    $ 32,363
                                ========

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                            PARADYNE NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                      SIX MONTHS
                                                              FIVE MONTHS        YEARS ENDED             ENDED
                                                                 ENDED          DECEMBER 31,           MARCH 31,
                                                              DECEMBER 31,   -------------------   -----------------
                                                                  1996         1997       1998      1998      1999
                                                                                                      (UNAUDITED)
Cash flows provided by (used in) operating activities:
  Net income (loss).........................................    $(10,814)    $ 21,342   $ (3,645)  $(2,548)  $ 1,758
  Adjustments to reconcile net income (loss) to cash
    provided by (used in) operating activities:
    Lucent settlement gain..................................          --      (51,183)        --        --        --
    Investment (income) loss ABI............................          --       (1,668)     1,353        --        --
    (Gain) loss on sale of assets...........................          --           22        232       (38)        4
    Increase in allowance for bad debts.....................          --          181         41     1,825       344
    Depreciation and amortization...........................       5,571       10,558      5,243     2,480     2,967
    Purchased in-process research and development...........      13,114           --         --        --        --
    Deferred income taxes...................................        (625)       9,817     (7,978)   (1,056)     (441)
  (Increase) decrease in assets:
    Receivables.............................................     (16,313)      15,061      7,384     5,864     2,483
    Accounts receivable from affiliates.....................      (2,230)         711        798       (56)   (1,478)
    Income tax receivable...................................          --         (536)    (3,694)      (24)      851
    Inventories.............................................         (79)       5,266     (2,176)   (2,516)    1,148
    Prepaid expenses and other current assets...............        (180)        (543)       (97)      198       611
    Other long term assets..................................          --        2,564      1,186       730        53
  Increase (decrease) in liabilities:
    Accounts payable........................................       5,643       (7,484)     7,629     4,372       706
    Payroll and related liabilities.........................          --         (258)     1,132    (1,345)   (1,577)
    Other current liabilities...............................       1,358       (4,987)    (1,244)   (1,762)      150
                                                                --------     --------   --------   -------   -------
        Net cash provided by (used in) operating
          activities........................................      (4,555)      (1,137)     6,164     6,124     7,579
                                                                --------     --------   --------   -------   -------
Cash flows provided by (used in) investing activities:
  Cash used to acquire net assets...........................     (24,562)          --         --        --        --
  Capital expenditures......................................      (4,497)      (9,636)    (6,945)   (3,733)   (2,236)
  Proceeds from sale of property, plant and equipment.......          51       21,218      1,532       429        23
  Proceeds from sale of investment..........................          --           --        347        --        --
                                                                --------     --------   --------   -------   -------
        Net cash provided by (used in) investing
          activities........................................     (29,008)      11,582     (5,066)   (3,304)   (2,213)
                                                                --------     --------   --------   -------   -------
Cash flows provided by (used in) financing activities:
  Proceeds from debt issued to parent.......................       7,500           --      5,000     5,000        --
  Repayment of debt issued to parent........................          --       (7,500)    (5,000)       --        --
  Capital contribution from parent..........................      17,062           --         --        --        --
  Payment of acquisition costs..............................      (7,314)        (377)      (625)      (83)       --
  Proceeds from stock options exercised.....................          --          137        241        67     2,637
  Borrowings under (repayment of) bank line of credit,
    net.....................................................      10,553        4,390      1,139    (8,421)   (7,208)
  Borrowings under other debt obligations...................       2,464        6,038        623       837       329
  Repayment of other debt obligations.......................        (185)     (11,426)    (3,110)     (556)     (311)
                                                                --------     --------   --------   -------   -------
        Net cash provided by (used in) financing
          activities........................................      30,080       (8,738)    (1,732)   (3,156)   (4,553)
                                                                --------     --------   --------   -------   -------
Effect of foreign exchange rate changes on cash.............        (163)         179       (250)     (121)      494
                                                                --------     --------   --------   -------   -------
Net increase (decrease) in cash and cash equivalents........      (3,646)       1,886       (884)     (457)    1,307
Cash and cash equivalents at beginning of period............       5,000        1,354      3,240     3,240     2,356
                                                                --------     --------   --------   -------   -------
Cash and cash equivalents at end of period..................    $  1,354     $  3,240   $  2,356   $ 2,783   $ 3,663
                                                                ========     ========   ========   =======   =======
Supplemental disclosures of cash flow information:
  Cash paid for:
    Interest................................................    $    798     $  2,658   $  1,711
                                                                ========     ========   ========
    Income taxes............................................                 $    471   $ 10,041
                                                                             ========   ========
Non-cash transaction:
  Note issued to seller to acquire net assets...............    $ 69,350
                                                                ========
  Investment acquired (written down) in exchange for
    intellectual property...................................                 $  1,668   $ (1,353)
                                                                             ========   ========
  Acquisition of installment and affiliate receivables in
    consideration for related party note (Note 14)..........    $ 13,735     $(13,735)
                                                                ========     ========
  Debt forgiveness (Note 4).................................                 $ 63,000
                                                                             ========
  Contribution from Paradyne Partners (Note 4)..............                 $  3,600
                                                                             ========
  Asset allocation to related party (Note 14)...............    $    106     $    244
                                                                ========     ========
  Stock issued for note.....................................                 $    150                        $ 1,078
                                                                             ========                        =======

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                            PARADYNE NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

1. BASIS OF PRESENTATION:

     Pursuant to a Purchase Agreement dated June 18, 1996 (the "Purchase Agreement"), Paradyne Partners, L.P. ("Paradyne Partners") acquired certain assets and operations of AT&T Paradyne Corporation from Lucent Technologies Inc. ("Lucent") for cash and seller notes totaling $146.0 million. This transaction was consummated through five direct and indirect subsidiaries of Paradyne Partners which included Paradyne Acquisition Corp. ("PAC") and its wholly-owned subsidiary, Paradyne Corporation and its subsidiaries (the "Company"). The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired and liabilities assumed based on fair values including long-lived tangible and intangible assets. Property, plant and equipment, purchased research and development and the Lucent supply agreement values were based on independent appraised values.

     The following reflects a summary of the net assets acquired by the Company at July 31, 1996:

Current assets..............................................  $ 52,957
Property, plant and equipment...............................    30,366
Purchased research and development..........................    13,114
Premisys contract...........................................     2,251
Lucent contract.............................................    25,441
Other non-current assets....................................     4,963
Current liabilities.........................................   (22,113)
Restructuring liability.....................................    (4,629)
                                                              --------
          Total.............................................  $102,350
                                                              ========

     The restructuring liability related principally to involuntary employee termination costs ($2.9 million) and costs of exiting surplus facilities ($1.5 million). Approximately $3.1 million of this liability was paid during 1996, with the remaining $1.5 million paid during 1997.

     That portion of the acquired assets and operations of AT&T Paradyne Corporation that remained with the Company were purchased for $102.3 million, consisting of a $17.1 million equity investment, $69.3 million in seller notes to Lucent, debt to the Paradyne Partners of $7.5 million and $8.4 million of other acquisition costs.

     As further discussed in Note 15, subsequent to December 31, 1998, the legal name of PAC was changed to Paradyne Networks, Inc. The accompanying financial statements reflect the consolidated historical financial position, results of operations and cash flows of Paradyne Networks, Inc., Paradyne and Paradyne's wholly-owned subsidiaries from inception. Also, see Note 14 for discussion of related party transactions.

     The Company is a leading developer, manufacturer and distributor of broadband and narrowband network access products for network service providers and business customers. The Company offers solutions that enable business class, service level managed, high-speed connectivity over the existing telephone network infrastructure.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The significant accounting principles and practices used in the preparation of the accompanying consolidated financial statements are summarized below:

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the results of the Company and its wholly-owned subsidiaries: Paradyne Corporation; Paradyne Canada Ltd.; Paradyne Japan Corporation; Paradyne International Ltd.; Paradyne Worldwide Corp. (formerly Paradyne Far East Corporation); Ark Electronic Products Inc.; Paradyne GmbH; and Paradyne International Sales Ltd. Intercompany accounts and transactions have been eliminated in consolidation.

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

  REVENUE RECOGNITION

     Revenue from equipment sales is generally recognized at the date of shipment. Revenue from services, which consists mainly of repair of out-of-warranty products, is recognized when the services are performed and all substantial contractual obligations have been satisfied. Provision is made currently for estimated product returns. Royalty revenue is recognized when the Company has completed delivery of technical specifications and performed substantially all required services under the related agreement. See discussion of product warranty below.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates. The markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future value of the Company's inventory and certain other assets.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

  INVESTMENTS

     In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified its equity securities as available-for-sale. These securities, of which $2.1 million and $0 are included in prepaid expenses and other current assets and $180 and $0 are included in other assets at December 31, 1997 and 1998, respectively, are stated at fair value, with the unrealized gain or loss, net of taxes, reported in stockholders' equity until realized.

  CONCENTRATION OF CREDIT RISK

     The Company sells products to value added distributors and other customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. Sales to one customer were approximately 42% of total revenues for the five months ended December 31, 1996. Sales to two customers were approximately 34% and 12% of total revenues for the year ended December 31, 1997 and 35% and 15% of total revenues for the year ended December 31, 1998.

     Purchases from one vendor were approximately 37% of total purchases for the five months ended December 31, 1996. Purchases from two vendors were approximately 23% and 18% of total purchases for the year ended December 31, 1997 and purchases from one vendor were approximately 15% of total purchases for the year ended December 31, 1998.

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

     International sales accounted for 24% of total revenue during the five months ended December 31, 1996, and 30% and 20% of total revenue during the years ended 1997 and 1998, respectively, summarized as follows:

                                                                  REVENUES (A)
                                                  --------------------------------------------
                                                  5 MONTHS ENDED    YEAR ENDED     YEAR ENDED
                                                   DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                                       1996            1997           1998
             GEOGRAPHIC INFORMATION               --------------   ------------   ------------
United States...................................     $ 86,609        $126,802       $158,593
Canada..........................................       11,439          29,082         26,224
Japan...........................................        6,920           9,790          3,279
Other foreign countries.........................        9,063          15,629         10,705
                                                     --------        --------       --------
          Total.................................     $114,031        $181,303       $198,801
                                                     ========        ========       ========

                                                               LONG-LIVED ASSETS
                                                  --------------------------------------------
                                                                  DECEMBER 31,
                                                       1996            1997           1998
             GEOGRAPHIC INFORMATION               --------------   ------------   ------------
United States...................................     $56,074         $20,105        $17,867
Canada..........................................       2,660             887            511
Japan...........................................       1,056             922            798
Other foreign countries.........................         328             284            134
                                                     -------         -------        -------
          Total.................................     $60,118         $22,198        $19,310
                                                     =======         =======        =======

---------------

(a) Revenues are attributed to countries based on location of customer.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of the Company's financial instruments, which includes cash, receivables and variable-rate debt, approximates fair value due to the short maturities of those instruments.

  INVENTORIES

     Inventories are stated at the lower of cost or market. Cost includes material, labor and manufacturing overhead. Cost is determined on a first in, first out basis.

  INTANGIBLE ASSET

     Intangible asset, which consists of a contract with Premisys Communications for exclusive distribution rights, is included in other assets (see Note 7). This contract is amortized on a straight-line basis over the term of the agreement of approximately four years. See Note 4 related to favorable supply contract with Lucent, which was renegotiated. The original contract value was based on estimated cash flows.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Leasehold improvements are amortized on a straight-line method over the period of the lease or the estimated service lives of the improvements, whichever is shorter. Depreciation expense includes the amortization of capital lease assets.

     Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized at such time.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates the recoverability of its long-lived assets whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized in accordance with Financial Accounting Standards
No. 121. As of December 31, 1997 and 1998, management does not believe that an impairment reserve is required.

  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred. The Company purchased in process research and development valued at $13.1 million which was expensed during the period ended December 31, 1996. The purchased R&D was valued based on projected discounted cash flows, on a project-by-project basis for 12 projects, using a risk adjusted discount rate of 22%. These projects were scheduled for completion in late 1996 and 1997. There were no expected significant variances from historical pricing, margins or expense levels in the projections other than the normal decline in prices and margins as products age.

  PRODUCT WARRANTY

     The Company generally provides a return to factory warranty for a period of two years from the date of sale. A current charge to income is recorded at the time of sale to reflect the amount the Company estimates will be needed to cover future warranty obligations for products sold during the year. The accrued liability for warranty costs is included in the caption "other current liabilities" in the accompanying consolidated balance sheet.

  INCOME TAXES

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires use of the asset and liability method of accounting for deferred income taxes.

  EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share assume the exercise of stock options for which market price exceeds exercise price, less shares assumed purchased by the Company with related proceeds.

     Options are not included in the 1998 calculation of diluted loss per share due to their antidilutive effect.

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

                                                                            YEAR ENDED
                                                                         DECEMBER 31, 1997
                                                              ---------------------------------------
                                                                INCOME         SHARES       PER-SHARE
                                                              (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                              -----------   -------------   ---------
BASIC EPS

(Loss) income available to common stockholders..............    $21,342        25,552         $0.84
EFFECT OF DILUTIVE SECURITIES

Incremental shares for employee options.....................         --           739
DILUTED EPS

(Loss) income available to stockholders & assumed
  conversions...............................................    $21,342        26,291         $0.81

                                                                         SIX MONTHS ENDED
                                                                           JUNE 30, 1999
                                                              ---------------------------------------
                                                                INCOME         SHARES       PER-SHARE
                                                              (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                              -----------   -------------   ---------
BASIC EPS

(Loss) income available to common stockholders..............    $ 1,758        26,124         $0.07
EFFECT OF DILUTIVE SECURITIES

Incremental shares for employee options.....................         --         1,353
DILUTED EPS

(Loss) income available to stockholders & assumed
  conversions...............................................    $ 1,758        27,477         $0.06

  FOREIGN CURRENCY

     The local currency is the functional currency of each of the foreign subsidiaries. Assets and liabilities of the Company's foreign subsidiaries are translated using fiscal year-end exchange rates, and revenue and expenses are translated using average exchange rates prevailing during the year. The effects of translating foreign subsidiaries' financial statements are recorded as a separate component of stockholders' equity.

     In addition, included in other (income) expense are realized foreign currency exchange losses of $323 for the five months ended December 31, 1996 and $596 for the year ended December 31, 1997. A foreign currency gain of $181 is included for the year ended December 31, 1998.

  INTERIM FINANCIAL DATA

     The accompanying financial statements as of June 30, 1999 and for the six months then ended are unaudited. In the opinion of management, these interim statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The financial and other data disclosed in these notes to the financial statements for these periods are also unaudited. The results of the operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

3. RESTRUCTURING CHARGES:

     The Company recorded a restructuring charge of $1.8 million related to staff reductions in the U.S. operations in November 1997. Termination charges related to approximately 93 employees spread throughout all major functions within the Company. Staff reductions were necessary because the Company had

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

significantly improved operating efficiencies with its investment in new systems and processes, as well as changing the composition of our workforce to update the availability of strategic skills.

     In 1998, the Company recorded a restructuring charge of $984. This charge related to the change in the Company's model for operating within certain international operations. The Company now operates through a system of distributors with branch operation support in most foreign locations. In this restructuring approximately 25 employees were terminated from employment. In addition, charges were incurred to exit from leased facilities in international locations.

     During 1997 and 1998, the Company paid approximately $957 and $1.4 million related to restructurings. The remaining $388 accrued as of year end, which is expected to be paid during 1999, related to the international restructuring.

     As of June 30, 1999, the balance of the reserve related to restructuring was $282.

4. AMENDMENT TO LUCENT SUPPLY AGREEMENT:

     At July 31, 1996, Lucent delivered, as a condition to the closing specified in Note 1, a four year Volume Purchase Letter ("VPL") whereby Lucent agreed to purchase a baseline level of certain products or pay a penalty. At December 31, 1997 Lucent had not achieved the baseline commitment under the VPL and, therefore, was subject to certain take-or-pay provisions. In August, 1998 the Company, GlobeSpan Semiconductor Inc., a subsidiary of Paradyne Partners ("GlobeSpan"), and Lucent terminated the VPL including the elimination of all existing and future minimum purchase requirements under a revised Exclusivity and Amendment Agreement.

     As a result of the Exclusivity and Amendment Agreement, the Company received $8.2 million in cash and $63.0 million of the outstanding note payable to Lucent was forgiven. The Company also paid Lucent the remaining $2.7 million outstanding under the existing terms of the note payable. In addition, GlobeSpan agreed to amend the warrant originally granted to Lucent at the time of Paradyne Partners' acquisition of GlobeSpan to acquire 1,500,000 shares of GlobeSpan by extending the warrant term by three years, which would have expired upon repayment of the seller notes. Additionally, Lucent and the Company agreed that the Company will be Lucent's exclusive provider for certain access products for resale through June 30, 2001.

     The contract renegotiation and resolution has been reflected in the accompanying consolidated financial statements at December 31, 1997 and resulted in a pretax gain of approximately $51.2 million and a contribution of capital by Paradyne Partners of $3.6 million reflecting the estimated fair value of the extension of the GlobeSpan warrant.

5. INVENTORIES:

     Inventories are summarized as follows:

                                                            DECEMBER 31,       JUNE 30,
                                                          -----------------   -----------
                                                           1997      1998        1999
                                                                              (UNAUDITED)
Raw materials...........................................  $12,691   $11,064     $ 9,988
Work-in-process.........................................      569     1,970       1,953
Finished goods..........................................    1,561     3,963       3,908
                                                          -------   -------     -------
                                                          $14,821   $16,997     $15,849
                                                          =======   =======     =======

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

6. PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consist of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1998
Leasehold improvements......................................  $ 2,252   $  1,375
Office furniture and fixtures...............................    1,733      2,556
Machinery and equipment.....................................   18,166     22,922
                                                              -------   --------
                                                               22,151     26,853
Less accumulated depreciation...............................   (6,599)   (10,750)
                                                              -------   --------
                                                              $15,552   $ 16,103
                                                              =======   ========

     Depreciation expense amounted to $2.7 million, $3.6 million and $4.6 million for the five months ended December 31, 1996 and the years ending December 31, 1997 and 1998, respectively.

7. OTHER ASSETS:

     Other assets consist of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               1997     1998
Intangible asset, net of accumulated amortization of $872
  and $1.5 million, respectively............................  $1,379   $  766
Notes receivable, interest ranging from 8% to 9.25%.........   1,250      429
Security deposits...........................................     905      831
Other.......................................................     329       38
                                                              ------   ------
                                                              $3,863   $2,064
                                                              ======   ======

8. OTHER CURRENT LIABILITIES:

     Other current liabilities consist of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               1997     1998
Accrued professional fees...................................  $2,548   $1,013
Accrued product warranty....................................   1,319    1,682
Accrued taxes...............................................     637      611
Accounts payable to affiliates..............................     354        7
Other.......................................................   1,449    1,750
                                                              ------   ------
                                                              $6,307   $5,063
                                                              ======   ======

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

9. INDEBTEDNESS:

     Indebtedness consist of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
Revolving credit facility interest at the bank's stated
  reference rate plus 0% to 1% (9.50% and 7.75%,
  respectively at December 31, 1997 and 1998) collateralized by certain assets of the Company, payable monthly,
  maturing January 2000.....................................  $14,943   $16,082
Note payable, interest ranging from 8.5% to 14.5%
  collateralized by the capital stock of the Company,
  interest payable quarterly from March 31, 1998 through
  June 30, 2000, principal payment due August 28, 1998 (Note
  4)........................................................    2,712        --
Capitalized lease obligations, interest ranging from 8.8% to
  9.5%, maturing various dates through July 2001............      529       754
                                                              -------   -------
                                                               18,184    16,836
Less current portion........................................  (17,782)  (16,483)
                                                              -------   -------
                                                              $   402   $   353
                                                              =======   =======

     Scheduled principal repayments on debt for the next five years are as follows: 1999 -- $16,483, 2000 -- $306; 2001 -- $47; 2002 and thereafter -- $0.

  REVOLVING CREDIT FACILITIES

     On July 31, 1996, the Company entered into an agreement (the "Agreement") with a commercial lending institution to provide a revolving credit facility in the amount of $45.0 million with availability subject to a borrowing base formula. The facility provides for a sub-limit of $5.0 million for letters of credit, of which none were outstanding at December 31, 1997 or 1998. The Agreement includes a fee ranging from .375% to .50% of the unused line. Certain assets of the Company, including accounts receivable, inventories, equipment and intellectual property rights, are pledged as collateral. The Company is subject to various non-financial covenants under the terms of the Agreement. Effective December 31, 1997 and 1998, the Company was in compliance with or had obtained waivers to the Agreement for such covenants.

     Additionally, the Agreement restricts the Company with respect to making dividends.

     On August 25, 1997, the Company entered into a subordinated revolving credit agreement (the "Credit Agreement") with Paradyne Partners. The Credit Agreement made available $5.0 million through August 25, 2002. This agreement was amended in October 1998 to make available $10.0 million. In connection therewith, Paradyne Partners provided a limited continuing guarantee of the Agreement. Borrowings under the Credit Agreement are subordinated to debt under the Agreement and bears interest at 8% per annum. There were no borrowings under this Credit Agreement as of December 31, 1998. This facility was terminated by mutual consent in September 1999.

  CAPITAL LEASES

     The Company executed several long-term lease agreements for computer and other equipment. For financial reporting purposes, the leases have been classified as capital leases; accordingly, assets of approximately $1.2 million (included in machinery and equipment) and accumulated depreciation of $283 have been recorded at December 31, 1998.

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

     Future minimum lease payments for assets under capital leases at December 31, 1998 are as follows:

     1999...................................................  $ 452
     2000...................................................    322
     2001...................................................     48
                                                              -----
     Total minimum lease payments...........................    822
     Less amount representing interest......................    (68)
                                                              -----
     Present value of net minimum lease payments............    754
     Less current portion...................................   (401)
                                                              -----
     Long-term capital lease obligations....................  $ 353
                                                              =====

10.  INCOME TAXES:

     The Company files a consolidated federal income tax return. The provision (benefit) for income taxes is as follows:

                                                       FIVE MONTHS
                                                          ENDED           YEARS ENDED
                                                       DECEMBER 31,      DECEMBER 31,
                                                           1996         1997      1998
                                                       ------------    -------   -------
     Current:
       Foreign.......................................  $  --           $    37   $    38
       Federal.......................................    545            (1,429)    6,316
       State.........................................     80              (123)      542
                                                       -----           -------   -------
                                                         625            (1,515)    6,896
                                                       -----           -------   -------
     Deferred:
       Foreign.......................................     --                --        --
       Federal.......................................   (545)            9,041    (7,348)
       State.........................................    (80)              776      (630)
                                                       -----           -------   -------
                                                        (625)            9,817    (7,978)
                                                       -----           -------   -------
     Income tax provision............................  $  --           $ 8,302   $(1,082)
                                                       =====           =======   =======

     Deferred tax assets (liabilities) are comprised of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                                1997      1998
     Payable for cancellation of indebtedness................ $(18,658)  $    --
     US net operating loss carryforward......................    6,683        --
     Property, plant and equipment...........................   (2,573)   (1,951)
     Intangibles.............................................    5,644       117
     Foreign net operating loss carryforwards................    3,352     1,350
     Other...................................................     (288)      620
                                                              --------   -------
                                                                (5,840)      136
     Valuation allowance.....................................   (3,352)   (1,350)
                                                              --------   -------
     Net deferred tax liability.............................. $ (9,192)  $(1,214)
                                                              ========   =======

     The Company recorded a valuation allowance at December 31, 1997 and 1998 with respect to the foreign net operating losses due to the uncertainty of their ultimate realization.

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

     At December 31, 1998, Paradyne Canada had net operating loss carryforwards of approximately $3.0 million expiring 2003. In the U.K. and Japan, management has decided that operations will no longer be conducted through Paradyne International Ltd. and Paradyne Japan Corporation, and thus, there will be no future benefit related to the NOL carryforwards of Paradyne International Ltd. and Paradyne Japan Corporation. The foreign net operating losses as of December 31, 1998 have been adjusted to reflect the elimination of loss carryforwards related to the exit of these foreign subsidiaries.

     The provision for income taxes differed from the statutory rate as follows:

                                        1996               1997               1998
                                   ---------------    ---------------    ---------------
     U.S. Statutory Rate...........$(3,676)  -34.0%   $10,375    35.0%   $(1,654)  -35.0%
     Foreign loss..................     --     0.0         --     0.0        523    11.0
     State taxes...................   (540)   -5.0        746     2.5        (95)   -2.0
     Basis adjustments.............     --     0.0      1,561     5.3         --     0.0
     Other.........................    113     1.4       (277)   -1.0        144     3.1
     Valuation allowance...........  4,103    37.6     (4,103)  -13.8         --     0.0
                                   -------   -----    -------   -----    -------   -----
     Provision for income taxes....$    --     0.0%   $ 8,302    28.0%   $(1,082)  -22.9%
                                   =======   =====    =======   =====    =======   =====

11.  STOCK OPTION PLAN:

     The Company has a stock option plan (the "1996 Plan") whereby the Board of Directors may discretionarily reserve common shares for the purpose of granting to employees (including officers and employee directors) or the employees of the Company's affiliates, options to purchase common stock. Nonstatutory stock options, rights to acquire restricted stock and stock bonuses may be granted to employees (including officers), directors of and consultants to the Company or its affiliates. Under the plan, 6,000,000 shares have been reserved related to options available for grant to employees, directors and consultants through December 31, 1998. The options are generally fully vested in four years, and they have a maximum contractual life of 10 years. The exercise price of options granted under the 1996 Plan are determined by the Board of Directors. The Company has granted 4,731,025 options to the Company's employees, directors and consultants of which 4,028,047 options are outstanding as of December 31, 1998.

     During 1998, the Company granted 47,950 fixed options to purchase shares of common stock with exercise prices below fair market value. As a result, $96 of compensation expense will be recognized ratably over the vesting period of the related options, of which $6 was recognized in 1998.

     Information on stock options is summarized as follows:

                                       1996                  1997                   1998
                                 -----------------   --------------------   --------------------
                                          WEIGHTED               WEIGHTED               WEIGHTED
                                          AVERAGE                AVERAGE                AVERAGE
                                          EXERCISE               EXERCISE               EXERCISE
                                 SHARES    PRICE      SHARES      PRICE      SHARES      PRICE
     Outstanding at beginning of
       year.......................  --                      --    $  --     3,883,716    $2.87
     Granted......................  --               4,259,125     2.80       471,900     5.00
     Exercised....................  --                 (92,182)    2.00       (76,541)    2.03
     Canceled.....................  --                (283,227)    2.08      (251,028)    2.30
                                                     ---------              ---------
     Outstanding at end of year...  --               3,883,716     2.87     4,028,047     3.17
                                                     ---------              ---------
     Exercisable at end of year...  --                 949,589     2.81     1,898,226     2.86
                                                     =========              =========

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

                                         OPTIONS           WEIGHTED AVERAGE       NUMBER OF OPTIONS
     WEIGHTED AVERAGE                OUTSTANDING AT      REMAINING CONTRACTUAL     EXERCISABLE AT
     EXERCISE PRICES                DECEMBER 31, 1998   LIFE OF OPTIONS (YEARS)   DECEMBER 31, 1998
     $  2.00.....................       3,079,678                7.79                 1,667,652
        5.00.....................         573,369                9.10                    43,074
       10.00.....................         375,000                7.92                   187,500
                                        ---------                                     ---------
                                        4,028,047                                     1,898,226
                                        =========                                     =========

     The Company applies APB Opinion No. 25 and related interpretations for accounting for stock options. Accordingly, no compensation costs at the grant dates are recorded for options granted at fair market value. Had compensation cost for the Company's option plans been determined based on the fair value at the grant dates as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123"), the Company's net income and net income per share on a pro forma basis would have been (in thousands, except per share data):

                                                               1997      1998
     Net income (loss):
       As reported.........................................   $21,342   $(3,645)
                                                              =======   =======
       Pro forma...........................................   $20,971   $(4,035)
                                                              =======   =======
     Net income (loss) per share:
       As reported.........................................   $  0.84   $ (0.14)
                                                              =======   =======
       Pro forma basic.....................................   $  0.82   $ (0.16)
                                                              =======   =======
       Pro forma diluted...................................   $  0.80   $ (0.16)
                                                              =======   =======

     The preceding pro forma results were calculated with the use of the Black Scholes option pricing model. The following assumptions were used for the years ended December 31, 1997 and 1998: (1) risk-free interest rate of 6.60%; (2) dividend yield of 0.0%; (3) expected life of 5.0 years; and (4) volatility of 0.0001%.

     At December 31, 1998 the Company has 73,800 options issued to employees at a weighted average price of $2.13 which vest only in the event of an initial public offering of the Company's common stock. Accordingly, in the event of an initial public offering compensation expense will be recorded to the extent fair value exceeds the option price.

     During the first quarter of 1999, the Company issued options to acquire 52,200 shares of the Company's common stock at a weighted average price of $5.00 per share, which was less than fair value by $271, and which is being amortized ratably over the vesting period. During the three months ended March 31, 1999, $17 of compensation expense has been included in selling, general and administrative expenses for all stock options issued at less than fair market value.

     During March 1999, various executives of the Company issued full recourse promissory notes, totaling $939 to the Company in connection with the purchase of 394,938 shares of common stock. Additionally, in May 1997, an executive issued a full recourse promissory note in the amount of $150 in connection with the purchase of 75,000 shares of common stock. The principal balance of the notes and the related accrued interest (4.72% and 6.65% per annum) are payable at the earlier of the termination of employment or five years from the date of the note. The notes are secured by the shares of common stock acquired with the notes, and those shares are held in escrow by the Company. All unvested shares purchased with the notes are subject to repurchase by the Company if the respective executive terminates their employment before becoming fully vested. The balance as of March 31, 1999 was $1.1 million plus accrued interest.

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

12. COMMITMENTS AND CONTINGENCIES:

  OPERATING LEASES

     The Company is obligated under noncancelable operating leases for office and warehouse equipment and facilities. The leases expire at various dates through 2007. Rent expense for the years ended December 31, 1997 and 1998 approximated $3.0 million and $3.9 million, respectively. Minimum required future lease payments under noncancelable operating leases are as follows:

1999........................................................  $ 4,182
2000........................................................    3,921
2001........................................................    3,817
2002........................................................    3,968
2003 and thereafter.........................................   16,130

     The Company leases facilities in Red Bank, NJ and subleases this space to GlobeSpan under a non-cancelable operating lease. Future minimum lease payment receivables under the leasing agreement as of December 31, 1998 are as follows:
1999 -- $934; 2000 -- $934; 2001 -- $955; 2002 -- $352; 2003 and $0 thereafter
(see Note 14).

  SALE/LEASEBACK

     In June 1997, the Company sold all of its land and the improvements thereon at its Largo, Florida facility at approximately net book value, and at the same time leased back two of the buildings. The primary term of the lease is for 10 years with annual rents approximating $1.8 million for the first five years and $2.1 million for the remaining five years. If the buildings are sold within three years of acquisition, the primary lease term will be 12 years. The Company has the option to renew the lease for two additional five year terms on the same conditions as the current lease. The Company is responsible for paying for any necessary improvements to the property and is responsible for its proportionate share of most operating costs and taxes on the property.

  SALE OF INSTALLMENT RECEIVABLES

     At December 31, 1998, sales-type lease receivables sold to AT&T Capital Corporation with recourse were $886. The ultimate responsibility for the collection of these receivables is with Paradyne Credit Corp., a related party.

13. EMPLOYEE BENEFITS:

     401(k) Plan

     The Company has a 401(k) plan covering substantially all employees of the Company. Benefits vest based on number of years of service. The Company's policy is to match two-thirds of an employee's contributions, up to six percent of an employee's annual salary. Additionally, the Board of Directors may grant discretionary contributions. Contributions to the plan were approximately $1.1 million, $2.4 million and $2.4 million for the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

     Key Employee Stock Option Plan

     The Key Employee Stock Option Plan (the "Key Employee Plan") was adopted in December 1997, and covers employees holding the position of Vice President or above. Key Employee Plan participants may elect to defer a portion of their annual compensation in exchange for options to purchase shares of common or preferred stock of any publicly-traded corporation, shares of the Company's common stock or shares in

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

certain investment funds. Upon the grant of an option under the Key Employee Plan, the Company is required to acquire and hold under a trust arrangement, shares of the stock or investment subject to the option in a number equal to 75% of the shares subject to option.

14. RELATED PARTY TRANSACTIONS:

     On December 30, 1996, the Company purchased certain installment and affiliate receivables in the amount of $14.0 million from Paradyne Credit Corp. ("PCC"), a subsidiary of Paradyne Partners, in exchange for a note payable of $13.7 million. A deferred gain of $291 is included in other current liabilities at December 31, 1996. The note bore an interest rate of 9.25% and matured December 30, 1997. The Accounts Receivable Purchase and Servicing Agreement allowed the Company to require PCC to repurchase the receivables prior to the due date of the note. On January 3, 1997, the Company sold the receivables back to PCC in exchange for cancellation of the note payable.

     Notes payable to affiliate were owed to Paradyne Partners. As further discussed in Note 9, the Company executed a revolving subordinated credit agreement with Paradyne Partners in fiscal 1997. The Company recorded interest expense of approximately $267, $421 and $305 related to these notes during the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

     The Company provides operating, management and other administrative services for certain subsidiaries of Paradyne Partners. Total charges to these entities were approximately $432 for the five months ended December 31, 1996 and $1.1 million and $1.4 million for the years ended December 31, 1997 and 1998, respectively. This amount is recorded as a reduction of general and administrative expenses.

     PCC had an option to acquire all used equipment owned by the Company and its subsidiaries for which the original lease had expired or terminated. Additionally, the option allowed PCC to purchase all used equipment which had been returned from sales to customers or consignment activities. The exercise price of the option was equivalent to one month's rental revenue from the related equipment. Purchases of such equipment totaled $115, $81 and $0 for the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. In 1997, the Company sold all equipment under leases, as well as the related lease streams, to PCC in exchange for approximately $3.5 million. As a result of this sale, the option is no longer valid.

     In connection with this sale of equipment and related lease streams to PCC in 1997, the Company entered into an agreement to allow PCC to purchase equipment manufactured or sold by the Company at prices substantially equal to those received by the Company through normal selling channels. Purchases under this agreement totaled $181 and $317 for the years ended December 31, 1997 and 1998, respectively. Additionally, this agreement provides for the Company to purchase from PCC equipment that has been returned to PCC at the end of the lease. These purchases are on terms no more favorable to the Company than would be obtained in a comparable arm's length transaction. Purchases for such equipment totaled $0 and $141 for the years ended December 31, 1997 and 1998, respectively.

     The Company entered into a license agreement with GlobeSpan for the use of certain technologies. Total royalty expense related to the use of these technologies was approximately $235 for the five months ended December 31, 1996 and $0 for each of the years ended December 31, 1997 and 1998. This amount has been included in equipment cost of sales. In November 1996, the Company entered into a Cooperative Development Agreement with GlobeSpan. Under this agreement, the Company was granted an unrestricted license to use GlobeSpan's technical information and patents. Additionally, the agreement provided for the Company to purchase GlobeSpan chip sets at prices not to exceed cost plus 15%. The Company purchased goods approximating $0, $373 and $962 during the period ended December 31, 1996 and the years ended December 31 1997 and 1998, respectively, under this agreement. Effective July 1998, the Company revised its pricing arrangement with GlobeSpan such that GlobeSpan sold products to the Company at preferential

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

prices. In exchange, GlobeSpan agreed to pay a 1.25% royalty based on net revenues up to an aggregate amount of $1.5 million. The Company recorded $381 of royalty revenue related to the agreement during the year ended December 31, 1998 (see Note 15).

     Beginning in August 1996, GlobeSpan participates in a 401K plan which is maintained by the Company. Contributions paid by the Company on behalf of GlobeSpan approximated $65, $321 and $379 for the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. GlobeSpan has reimbursed the Company for all payments made on their behalf.

     In 1996 and 1997, the Company provided the use of certain assets to GlobeSpan related to their research activities without material fee. Depreciation of $106 in 1996 and $244 in 1997 related to those assets has been excluded from the results of operations and reflected as a distribution of equity to a related party. Those assets were subsequently sold to GlobeSpan. The Company sold fixed assets to GlobeSpan for approximately $350 in fiscal year 1997 and $1.4 million in fiscal 1998. These assets were transferred at their approximate net book values since the transaction involved entities under common control.

     In 1997, the Company received $194 from GlobeSpan as reimbursement for purchases of product from a supplier on behalf of GlobeSpan. In December 1997 and September 1998, the Company sold to GlobeSpan certain chip sets which it held in its inventory in the amounts of $98 and $29, respectively. GlobeSpan purchased these chip sets for resale to other customers.

     In May 1997, an executive of the Company issued a promissory note in the amount of $150 in connection with the purchase of 75,000 shares of common stock. The full recourse note accrues interest of a rate of 6.65% per annum. The principal balance and accrued interest are payable at the earlier of the termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note.

     In December 1998, the Company subleased additional office space to GlobeSpan (see Note 12). Also see Note 4 regarding GlobeSpan warrant extension and Note 9 regarding parent company debt guaranty. In connection therewith, GlobeSpan reimbursed approximately $392 of the Company's moving expenses.

15. SUBSEQUENT EVENTS:

     In March 1999, the Company and GlobeSpan agreed to terminate the Cooperative Development Agreement ("Termination Agreement") effective December 31, 1998 (see Note 14). In connection with such termination agreement, GlobeSpan agreed to pay the Company an aggregate of $1.5 million. Of this amount, approximately $400 was recorded in 1998 and included in royalty revenue. The remaining $1.1 million is expected to be received in 1999 and is included in royalty revenue and receivable from affiliates as of March 31, 1999. In addition, GlobeSpan and the Company as part of the Termination Agreement affirmed that the earlier technology license provisions of the Cooperative Development Agreement were never implemented. In conjunction with the signing of the Termination Agreement, GlobeSpan and the Company also entered into a four-year Supply Agreement which gave the Company favorable pricing and other terms in connection with the sale by GlobeSpan of products to the Company. In addition, under the terms of the Supply Agreement, GlobeSpan is required to honor the Company's orders for GlobeSpan's products in quantities at least consistent with the Company's past ordering practices and must afford the Company at least the same priority for the Company's orders as GlobeSpan affords its other similarly situated customers. GlobeSpan also granted the Company a standard customer immunity under GlobeSpan's intellectual property rights with respect to any of the Company's products which incorporate GlobeSpan's products.

     Effective February 25, 1999, Paradyne Partners was renamed Communication Partners, L.P. In March 1999, the Company voluntarily reduced the amount available for borrowing under its revolving credit facility

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

to $35.0 million and Communication Partners' continuing limited guaranty under the facility was canceled (see Note 9).

     During April 1999, the Company issued options to acquire 213,250 shares of the Company's common stock at $5.00 per share, which is less than fair value by $1.4 million, and which is being amortized ratably over the vesting period.

     Effective April 1, 1999, the intercompany services agreement between the Company and Paradyne Credit Corporation ("PCC") was amended to provide that Paradyne will charge PCC for all direct and indirect costs incurred on behalf of PCC by Paradyne plus a 5% service charge on all charges.

     In March 1999 the Company recorded $1.5 million from the License and Assignment Agreement ("Telogy Agreement") entered into with Telogy Networks, Inc. which is included in royalty revenue for the three months ended March 31, 1999. Finder's fees in connection with the Telogy Agreement in the amount of $225 or 15% of revenue were paid to a third party and are included in selling, general and administrative expenses. The Telogy Agreement further provided for the sale of intellectual property in the amount of $3.5 million which is included in other income net of $525 or 15% in finder's fees.

     In March and April of 1999, 10 employees of the Company issued promissory notes to the Company in the amount of $1.0 million in connection with the purchase of 411,187 shares of common stock. The full recourse notes accrue interest at rates ranging from 4.72% to 5.15% per annum. The principal balance and accrued interest are payable at the earlier of the termination of employment or five years from the date of the note. The notes are secured by the shares of common stock acquired with the note.

     In June 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, the Company is authorized to issue up to 1,000,000 shares of common stock to eligible employees. Employees may elect to have up to 15% of their earnings withheld. The amounts withheld are used to purchase shares of common stock, on specified dates determined by the Board of Directors, at 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date.

     Also in June 1999, the Board of Directors adopted the 1999 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") and reserved 250,000 shares under the plan to provide for the automatic grant of options to purchase shares of common stock to non-employee directors of the Company. Each non-employee director will be granted an initial grant upon appointment. Annual grants of an additional 5,000 shares will be made to any of the non-employee directors, subject to attendance of regularly scheduled meetings of the Board as described in the plan.

     On June 8, 1999, the Company changed its legal name from Paradyne Acquisition Corp. to Paradyne Networks, Inc., which change has been reflected in the accompanying consolidated financial statements. At the same time, the Company's Board of Directors authorized a 1-for-2 reverse split of its common stock, with no change in par value. All share and per-share amounts in the accompanying consolidated financial statements have been restated to give effect to the stock split.

     Also in June 1999, the Board of Directors authorized 5,000,000 shares of preferred stock, with a par value of $0.001 per share.

UNAUDITED SUBSEQUENT EVENTS

     During the second quarter of 1999, various executives and key employees of the Company issued promissory notes, totaling $139,000 to the Company in connection with the purchase of 44,219 shares of common stock. The principal balance of the notes and the related accrued interest at rates ranging from 4.9% to 5.15% are payable at the earlier of the termination of employment or five years from the date of the note

                            PARADYNE NETWORKS, INC.

            (IN THOUSANDS, EXCEPT SHARE DATA OR AS OTHERWISE NOTED)

unless otherwise stated. The notes which are held in escrow by the Company are secured by the shares of common stock acquired with the notes. All unvested shares purchased with the notes are subject to repurchase by the Company if the respective executive or key employee terminates their employment before becoming fully vested. The balance of all notes receivable in connection with the purchase of common stock as of June 30, 1999 was $1.2 million plus accrued interest.

     Effective May 1999, GlobeSpan no longer participates in the Company's 401(k) plan (see Note 14).

     On July 15, 1999 the Company raised $63.2 million, net of underwriting fees, in an initial public offering ("IPO"). On July 21, 1999, $10.4 million of the proceeds from this offering were used to pay off the outstanding balance under the line of credit with Bank of America NT & SA. While this line of credit continues to be available to the Company, there have been no borrowings under this line of credit since July 21, 1999.

     In connection with the IPO, the Company recorded compensation expense approximating $1.1 million, related to stock options that vested upon completion of the IPO (see Note 11).

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Paradyne Corporation

In our opinion, the accompanying consolidated statements of operations and of cash flows present fairly, in all material respects, the results of its operations and its cash flows for the period from January 1, 1996 through July 31, 1996 of Paradyne Predecessor Business and its subsidiaries (a carve-out business of AT&T Paradyne Corporation which was a wholly-owned subsidiary of Lucent Technologies Inc. and predecessor entity to Paradyne Acquisition Corp.), in conformity with generally accepted accounting principles. These financial statements are the responsibility of AT&T Paradyne's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Tampa, Florida
November 23, 1998

                         PARADYNE PREDECESSOR BUSINESS
              (A CARVE-OUT BUSINESS OF AT&T PARADYNE CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                 SEVEN
                                                                 MONTHS
                                                                 ENDED
                                                                JULY 31,
                                                                  1996
                                                              ------------
Revenues:
  Equipment sales...........................................    $128,099
  Service revenues..........................................       1,975
  Royalty revenues..........................................         464
                                                                --------
          Total revenues....................................     130,538
Cost of sales:
  Equipment costs...........................................      73,208
  Service costs.............................................       1,803
                                                                --------
Gross margin................................................      55,527
                                                                --------
Operating expenses:
  Research and development expenses.........................      28,019
  Selling, general and administrative expenses..............      42,928
                                                                --------
          Total operating expenses..........................      70,947
                                                                --------
Operating loss..............................................     (15,420)
Other (income) expenses:
  Interest..................................................         200
  Other, net................................................      (2,074)
                                                                --------
Loss before interest and income taxes.......................     (13,546)
Income tax provision........................................         184
                                                                --------
Net loss....................................................    $(13,730)
                                                                ========

               The accompanying Notes to Financial Statements are
                an integral part of these financial statements.

                         PARADYNE PREDECESSOR BUSINESS
              (A CARVE-OUT BUSINESS OF AT&T PARADYNE CORPORATION)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 SEVEN
                                                                 MONTHS
                                                                 ENDED
                                                                JULY 31,
                                                                  1996
                                                              ------------
Cash flows provided by (used in) operating activities:
  Net loss..................................................    $(13,730)
  Adjustments to reconcile net loss to cash used in
     operating activities:
     Amortization and depreciation..........................       6,108
  Decrease in assets:
     Accounts receivable....................................      24,735
     Inventories............................................         202
     Prepaid expenses and other.............................         495
     Other long-term assets.................................       1,057
  Increase (decrease) in liabilities:
     Accounts payable.......................................       6,641
     Accrued expenses.......................................     (13,922)
     Other current liabilities..............................     (11,069)
     Income taxes...........................................       2,267
     Other long-term liabilities............................        (250)
                                                                --------
          Net cash provided by operating activities.........       2,534
                                                                --------
Cash flows used in investing activities:
  Capital expenditures......................................      (6,596)
                                                                --------
Cash flows provided by financing activities:
  Advances from parent......................................       6,454
                                                                --------
Effect of foreign exchange rate changes on cash.............         231
                                                                --------
Net increase in cash and cash equivalents...................       2,623
Cash and cash equivalents at beginning period...............       3,094
                                                                --------
Cash and cash equivalents at end of period..................    $  5,717
                                                                ========

               The accompanying Notes to Financial Statements are
                an integral part of these financial statements.

                         PARADYNE PREDECESSOR BUSINESS
              (A CARVE-OUT BUSINESS OF AT&T PARADYNE CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION:

     Pursuant to a Purchase Agreement dated June 18, 1996 (the "Purchase Agreement"), Paradyne Partners, L.P. ("Paradyne Partners") acquired certain assets and operations of AT&T Paradyne Corporation from Lucent Technologies Inc. ("Lucent") for cash and seller notes totaling $146 million. This transaction was consummated through five direct and indirect subsidiaries of Paradyne Partners which included Paradyne Acquisition Corp. ("PAC") and its wholly-owned subsidiary, Paradyne Corporation and its subsidiaries (the "Company"). The Company acquired certain net assets of AT&T Paradyne Corporation relating to the manufacturing, marketing and research activities for data communications and networking products for commercial end users and network service providers and also entered into a product distribution agreement with Lucent.

     The accompanying financial statements include the accounts of Paradyne Predecessor Business (a carve-out business of AT&T Paradyne Corporation), which were acquired by the Company, on a carved-out basis as if it had been an independent reporting entity for the period presented. See discussion of related party transactions in Note 4.

     The Company designs, manufactures and markets data communications and networking products for commercial end users and network service providers. The Company's products enable commercial end users to efficiently access wide area network services and allow network service providers to provide customers with high-speed services for data, voice, video and multimedia applications.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The significant accounting principles and practices used in the preparation of the accompanying financial statements are summarized below:

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the net assets and the results of operations acquired from AT&T Paradyne Corporation and its wholly-owned subsidiaries: Paradyne Canada Ltd.; Paradyne Japan Corporation; Paradyne International Ltd.; Paradyne Worldwide Corp. (formerly Paradyne Far East Corporation); Ark Electronic Products Inc.; and Paradyne GmbH. Intercompany accounts and transactions have been eliminated in consolidation.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates. The markets for Paradyne Predecessor Business' products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future value of Paradyne Predecessor Business' inventory and certain other assets.

  REVENUE RECOGNITION

     Revenue from equipment sales is generally recognized at the date of shipment and revenue from services is recognized when the services are performed and all substantial contractual obligations have been satisfied. See discussion of product warranty below.

                         PARADYNE PREDECESSOR BUSINESS
              (A CARVE-OUT BUSINESS OF AT&T PARADYNE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

  CASH AND CASH EQUIVALENTS

     Paradyne Predecessor Business considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

  PROPERTY, PLANT AND EQUIPMENT

     Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized at such time.

  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred.

  PRODUCT WARRANTY

     Paradyne Predecessor Business generally provided a return to factory warranty for a period of two years from the date of sale. A current charge to income is recorded at the time of sale to reflect the amount it estimates will be needed to cover future warranty obligations for products sold during the year.

  INCOME TAXES

     Paradyne Predecessor Business joined with AT&T Paradyne Corporation in filing state income tax returns (and with Lucent in cases where consolidated state income tax returns were filed), and with Lucent, AT&T Paradyne Corporation's parent, in filing consolidated Federal income tax returns.

     The tax provision of $184 reflected in the accompanying statement of operations relates to the foreign tax obligations of AT&T Paradyne's foreign subsidiaries.

  CONCENTRATION OF CREDIT RISK

     Paradyne Predecessor Business sells products to value added distributors and other customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. Paradyne Predecessor Business monitors its exposure for credit losses and maintains allowances for anticipated losses. Accounts receivable from one customer was approximately $3,842 (15%) of total accounts receivable at July 31, 1996. Sales to two customers were approximately $35,290 (25%) and $16,580 (12%) of total revenues for the seven months ended July 31, 1996.

     Purchases from two vendors were approximately $15,009 (25%) and $7,836 (13%) of total inventory purchases for the seven months ended July 31, 1996.

  FOREIGN CURRENCY

     The local currency is the functional currency of each of the foreign subsidiaries. Assets and liabilities of Paradyne Predecessor Business' foreign subsidiaries are translated using fiscal year-end exchange rates, and revenue and expenses are translated using average exchange rate prevailing during the year. Included in other income are realized foreign currency exchange losses of $656 for the seven months ended July 31, 1996.

                         PARADYNE PREDECESSOR BUSINESS
              (A CARVE-OUT BUSINESS OF AT&T PARADYNE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

3. COMMITMENTS AND CONTINGENCIES:

     Paradyne Predecessor Business is obligated under non-cancelable operating leases for office and warehouse equipment and facilities. The leases expire at various dates through 2002. Rent expense for the seven months ended July 31, 1996 approximated $1,519. Minimum required future lease payments under non-cancelable operating leases are as follows:

1997........................................................  $908
1998........................................................   763
1999........................................................   768
2000........................................................   760
2001 and thereafter.........................................   987

4. RELATED PARTY TRANSACTIONS:

     Sales to Lucent Technologies and AT&T Paradyne Corporation were $16,580 and $35,290, respectively. Inventory purchases from Lucent Technologies totaled $5,547.

     Paradyne Predecessor Business made payments to Lucent to participate in Lucent's pension, 401(k), and other post employment benefit (mainly health) and retirement plans in the amounts of $2,933, $1,146, and $910, respectively.

     Contract services for various administrative and sales support functions were provided by Lucent to Paradyne Predecessor Business. The total contract expenses charged to AT&T Paradyne for the period were $2,696, which was included in operating expenses. Management believes that such amounts are reasonable and include all significant costs incurred to support this company.

     During the seven months ended July 31, 1996, AT&T Paradyne recorded approximately $146 in interest expense related to outstanding intercompany advances from Lucent Technologies.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

          , 1999

                                (PARADYNE LOGO)

                        5,500,000 SHARES OF COMMON STOCK

                          ---------------------------

                                   PROSPECTUS

                          ---------------------------

                          DONALDSON, LUFKIN & JENRETTE

                         BANCBOSTON ROBERTSON STEPHENS

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                        RAYMOND JAMES & ASSOCIATES, INC.

--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made pursuant to this prospectus after the date of this prospectus shall create an implication that the information contained in this prospectus or the affairs of Paradyne have not changed since the date of this prospectus.
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

                                                               AMOUNT TO
                                                                  BE
                                                                 PAID
Registration fee............................................    80,000.00
NASD filing fee.............................................    29,200.00
Nasdaq Stock Market Listing Application fee.................    10,000.00
Blue sky qualification fees and expenses....................    15,000.00
Printing and engraving expenses.............................   160,000.00
Legal fees and expenses.....................................   100,000.00
Accounting fees and expenses................................    55,000.00
Transfer agent and registrar fees...........................    10,000.00
Miscellaneous...............................................    40,800.00
          Total.............................................   500,000.00

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

     The Registrant's Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its Directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to
Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability for breach of the Director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the Director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the Director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the Director's duty to the Registrant or its stockholders when the Director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Director's duty to the Registrant or its stockholders, for improper transactions between the Director and the Registrant and for improper distributions to stockholders and loans to Directors and officers. The provision also does not affect a Director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     At present, there is no pending litigation or proceeding involving a Director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

     The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since June 14, 1996, Registrant has issued and sold the following securities, which numbers do not reflect a 1-for-2 reverse split Registrant's common stock on June 8, 1999:

          (1) On June 14, 1996, Registrant issued 1,000 shares (not accounting for the 17,000 for 1 split effected on January 7, 1997 or the 3 for 1 split effected on April 24, 1997) in a private placement of its common stock at a purchase price of $1.00 per share, for cash in the aggregate amount of $1,000, to Communication Partners, L.P. pursuant to the divestiture of Paradyne.

          (2) As of August 31, 1999, Registrant has sold and issued 119,097 shares of its common stock to employees, officers and directors pursuant to direct issuances and exercises of options under its 1996 Equity Incentive Plan and 1999 Non-Employee Directors' Plan.

          The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) Exhibits.

 EXHIBIT
 NUMBER                            DESCRIPTION OF DOCUMENT
 1.1        --   Form of Underwriting Agreement.
 3.1(1)     --   Amended and Restated Certificate of Incorporation.
 3.2(1)     --   Amended and Restated Bylaws.
 4.1        --   Reference is made to Exhibits 3.1, 3.2 and 3.3.
 4.2(1)     --   Specimen Stock Certificate.
 5.1        --   Opinion of Cooley Godward LLP.
10.1(1)     --   Amended and Restated 1996 Equity Incentive Plan.
10.2(1)     --   Form of Stock Option Agreement pursuant to the 1996 Equity
                 Incentive Plan.
10.3(1)     --   Form of Early Exercise Stock Purchase Agreement.
10.4(1)     --   1999 Employee Stock Purchase Plan and related offering
                 documents.
10.5(1)     --   1999 Non-Employee Director's Stock Option Plan.
10.6(1)     --   Key Employee Stock Option Plan
10.7(1)     --   Loan and Security Agreement between Paradyne and Bank of
                 America NT&SA, dated July 31, 1996.
10.8(1)     --   Amended and Restated Subordinated Revolving Promissory Note
                 between Paradyne and Paradyne Partners, L.P., dated October
                 16, 1998.
10.9(1)     --   Lease Agreement between Paradyne and Shav Associates, dated
                 October 8, 1996.
10.10(1)    --   Sublease Agreement between Paradyne and GlobeSpan
                 Semiconductor, Inc. dated December 10, 1997.
10.11(1)    --   Amendment to Sublease Agreement between Paradyne and
                 GlobeSpan Semiconductor, Inc. dated January 1, 1999.

 EXHIBIT
 NUMBER                            DESCRIPTION OF DOCUMENT
10.12(1)    --   Lease Agreement between Paradyne and Townsend Property Trust
                 Lease, dated June 27, 1997.
10.13(1)    --   Key Employee Agreement between Paradyne and Thomas Epley,
                 dated April 1, 1999.
10.14(1)    --   Employment Agreement between Paradyne and Andrew May, dated
                 December 3, 1996.
10.15(1)    --   Key Employee Agreement between Paradyne and Patrick Murphy, dated August 1, 1996.
10.16(1)    --   Key Employee Agreement between Paradyne and James Slattery, dated August 1, 1996.
10.17(1)    --   Change in Control Agreement between Paradyne and Sean
                 Belanger.
10.18(1)    --   Promissory Note, dated May 5, 1997, by James L. Slattery.
10.19(1)    --   Promissory Note, dated March 29, 1999, Sean E. Belanger.
10.20(1)    --   Promissory Note, dated March 26, 1999, Paul H. Floyd.
10.21(1)    --   Promissory Note, dated March 26, 1999, Paul H. Floyd.
10.22(1)    --   Promissory Note, dated March 26, 1999, Frank J. Weiner.
10.23(1)    --   Promissory Note, dated March 26, 1999, by Frank J. Weiner.
10.24(1)    --   Promissory Note, dated April 2, 1999, Frank J. Weiner.
10.25(1)    --   Promissory Note, dated March 27, 1999, Mark Housman.
10.26(1)    --   Promissory Note, dated March 31, 1999, Andrew S. May.
10.27(1)    --   Promissory Note, dated March 31, 1999, Patrick M. Murphy.
10.28(1)    --   Promissory Note, dated April 2, 1999, Patrick M. Murphy.
10.29(1)    --   Indemnification Agreement between Paradyne and William
                 Stensrud, dated November 6, 1996.
10.30+(1)   --   Supply Agreement between Paradyne and Lucent Technologies,
                 Inc., dated July 31, 1996.
10.31+(1)   --   Exclusivity and Amendment Agreement between Paradyne, Lucent
                 Technologies, Inc., and GlobeSpan Semiconductor, Inc. dated
                 August 6, 1998.
10.32+(1)   --   Noncompetition Agreement between Paradyne, Communication
                 Partners, L.P., Lucent Technologies, Inc., and GlobeSpan
                 Semiconductor, Inc. dated July 31, 1996.
10.33(1)    --   Trademark and Patent Agreement between Paradyne, Lucent
                 Technologies, Inc., and GlobeSpan Semiconductor, Inc. dated
                 July 31, 1996.
10.34(1)    --   Tax Matters Agreement between Paradyne, Lucent Technologies,
                 Inc., and GlobeSpan Semiconductor, Inc. dated July 31, 1996.
10.35(1)    --   Intellectual Property Agreement between Paradyne, Lucent
                 Technologies, Inc., and GlobeSpan Semiconductor, Inc. dated
                 July 31, 1996.
10.36+(1)   --   OEM Agreement between Paradyne and Xylan Corporation, dated
                 March 16, 1999.
10.37+(1)   --   Distribution Agreement between Paradyne and Tech Data
                 Corporation, dated September 21, 1993.
10.38+(1)   --   OEM Agreement between Paradyne and Premisys Communications,
                 Inc., dated December 4, 1992.
10.39(1)    --   Network Management Partners Agreement between Paradyne and
                 Ascend Communications, Inc., dated November 3, 1998.
10.40+(1)   --   Joint Development and Distribution Agreement between
                 Paradyne and AG Communication Systems Corporation, dated
                 June 10, 1998.
10.41+(1)   --   Marketing & License Agreement between Paradyne and NetScout
                 Systems, Inc., dated January 26, 1998.
10.42(1)    --   Amendment No. 2 to Loan and Security Agreement.
10.43+(1)   --   Amendment to Supply Agreement between Paradyne and Lucent
                 Technologies, Inc., dated as of May 5, 1999.
10.44       --   Form of Indemnification Agreement between Paradyne and
                 Messrs. Belanger, Bonderman, Epley, Geeslin, May, Murphy,
                 Slattery, Stanton, Stensrud, and Van Camp.
10.45       --   Promissory Note, dated July 1, 1999, J. Scott Eudy.
10.46       --   Promissory Note, dated July 1, 1999, J. Scott Eudy.
23.1        --   Consent of Independent Accountants.

 EXHIBIT
 NUMBER                            DESCRIPTION OF DOCUMENT
23.2        --   Consent of Counsel. Reference is made to Exhibit 5.1.
24.1        --   Power of Attorney (see page II-5).
27.1        --   Financial Data Schedule for EDGAR Filing for SEC use only.

------------------------------

(1) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-76385) or amendments thereto and incorporated herein by reference.

+ Confidential treatment has been granted for certain portions which have been omitted in the copy of the exhibit filed with the Securities and Exchange Commission. The omitted information has been filed separately with the Securities and Exchange Commission pursuant to the application for confidential treatment.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That, for purposes of determining any liability under the Act each post-effective amendment that contains a form prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Largo, County of Pinellas, State of Florida, on September 13, 1999.

                                          By:        /s/ ANDREW S. MAY
                                            ------------------------------------
                                                       Andrew S. May
                                                       President and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew S. May, Patrick M. Murphy and James L. Slattery and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                     DATE

                  /s/ ANDREW S. MAY                    President, Chief Executive    September 13, 1999
-----------------------------------------------------  Officer, and Director
                    Andrew S. May                      (Principal Executive
                                                       Officer)

                /s/ PATRICK M. MURPHY                  Senior Vice President, Chief  September 13, 1999
-----------------------------------------------------  Financial Officer, and
                  Patrick M. Murphy                    Treasurer (Principal
                                                       Financial and Accounting
                                                       Officer)

                 /s/ THOMAS E. EPLEY                   Chairman of the Board         September 13, 1999
-----------------------------------------------------
                   Thomas E. Epley

                 /s/ DAVID BONDERMAN                   Director                      September 13, 1999
-----------------------------------------------------
                   David Bonderman

                /s/ KEITH B. GEESLIN                   Director                      September 13, 1999
-----------------------------------------------------
                  Keith B. Geeslin

                /s/ DAVID M. STANTON                   Director                      September 13, 1999
-----------------------------------------------------
                  David M. Stanton

                      SIGNATURE                                   TITLE                     DATE

               /s/ WILLIAM R. STENSRUD                 Director                      September 13, 1999
-----------------------------------------------------
                 William R. Stensrud

                /s/ PETER F. VAN CAMP                  Director                      September 13, 1999
-----------------------------------------------------
                  Peter F. Van Camp

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                            DESCRIPTION OF DOCUMENT
 1.1        --   Form of Underwriting Agreement.
 3.1(1)     --   Amended and Restated Certificate of Incorporation.
 3.2(1)     --   Amended and Restated Bylaws.
 4.1        --   Reference is made to Exhibits 3.1, 3.2 and 3.3.
 4.2(1)     --   Specimen Stock Certificate.
 5.1        --   Opinion of Cooley Godward LLP.
10.1(1)     --   Amended and Restated 1996 Equity Incentive Plan.
10.2(1)     --   Form of Stock Option Agreement pursuant to the 1996 Equity
                 Incentive Plan.
10.3(1)     --   Form of Early Exercise Stock Purchase Agreement.
10.4(1)     --   1999 Employee Stock Purchase Plan and related offering
                 documents.
10.5(1)     --   1999 Non-Employee Director's Stock Option Plan.
10.6(1)     --   Key Employee Stock Option Plan
10.7(1)     --   Loan and Security Agreement between Paradyne and Bank of
                 America NT&SA, dated July 31, 1996.
10.8(1)     --   Amended and Restated Subordinated Revolving Promissory Note
                 between Paradyne and Paradyne Partners, L.P., dated October
                 16, 1998.
10.9(1)     --   Lease Agreement between Paradyne and Shav Associates, dated
                 October 8, 1996.
10.10(1)    --   Sublease Agreement between Paradyne and GlobeSpan
                 Semiconductor, Inc. dated December 10, 1997.
10.11(1)    --   Amendment to Sublease Agreement between Paradyne and
                 GlobeSpan Semiconductor, Inc. dated January 1, 1999.
10.12(1)    --   Lease Agreement between Paradyne and Townsend Property Trust
                 Lease, dated June 27, 1997.
10.13(1)    --   Key Employee Agreement between Paradyne and Thomas Epley,
                 dated April 1, 1999.
10.14(1)    --   Employment Agreement between Paradyne and Andrew May, dated
                 December 3, 1996.
10.15(1)    --   Key Employee Agreement between Paradyne and Patrick Murphy, dated August 1, 1996.
10.16(1)    --   Key Employee Agreement between Paradyne and James Slattery, dated August 1, 1996.
10.17(1)    --   Change in Control Agreement between Paradyne and Sean
                 Belanger.
10.18(1)    --   Promissory Note, dated May 5, 1997, by James L. Slattery.
10.19(1)    --   Promissory Note, dated March 29, 1999, Sean E. Belanger.
10.20(1)    --   Promissory Note, dated March 26, 1999, Paul H. Floyd.
10.21(1)    --   Promissory Note, dated March 26, 1999, Paul H. Floyd.
10.22(1)    --   Promissory Note, dated March 26, 1999, Frank J. Weiner.
10.23(1)    --   Promissory Note, dated March 26, 1999, by Frank J. Weiner.
10.24(1)    --   Promissory Note, dated April 2, 1999, Frank J. Weiner.
10.25(1)    --   Promissory Note, dated March 27, 1999, Mark Housman.
10.26(1)    --   Promissory Note, dated March 31, 1999, Andrew S. May.
10.27(1)    --   Promissory Note, dated March 31, 1999, Patrick M. Murphy.
10.28(1)    --   Promissory Note, dated April 2, 1999, Patrick M. Murphy.
10.29(1)    --   Indemnification Agreement between Paradyne and William
                 Stensrud, dated November 6, 1996.
10.30+(1)   --   Supply Agreement between Paradyne and Lucent Technologies,
                 Inc., dated July 31, 1996.
10.31+(1)   --   Exclusivity and Amendment Agreement between Paradyne, Lucent
                 Technologies, Inc., and GlobeSpan Semiconductor, Inc. dated
                 August 6, 1998.
10.32+(1)   --   Noncompetition Agreement between Paradyne, Communication
                 Partners, L.P., Lucent Technologies, Inc., and GlobeSpan
                 Semiconductor, Inc. dated July 31, 1996.
10.33(1)    --   Trademark and Patent Agreement between Paradyne, Lucent
                 Technologies, Inc., and GlobeSpan Semiconductor, Inc. dated
                 July 31, 1996.
10.34(1)    --   Tax Matters Agreement between Paradyne, Lucent Technologies,
                 Inc., and GlobeSpan Semiconductor, Inc. dated July 31, 1996.

 EXHIBIT
 NUMBER                            DESCRIPTION OF DOCUMENT
10.35(1)    --   Intellectual Property Agreement between Paradyne, Lucent
                 Technologies, Inc., and GlobeSpan Semiconductor, Inc. dated
                 July 31, 1996.
10.36+(1)   --   OEM Agreement between Paradyne and Xylan Corporation, dated
                 March 16, 1999.
10.37+(1)   --   Distribution Agreement between Paradyne and Tech Data
                 Corporation, dated September 21, 1993.
10.38+(1)   --   OEM Agreement between Paradyne and Premisys Communications,
                 Inc., dated December 4, 1992.
10.39(1)    --   Network Management Partners Agreement between Paradyne and
                 Ascend Communications, Inc., dated November 3, 1998.
10.40+(1)   --   Joint Development and Distribution Agreement between
                 Paradyne and AG Communication Systems Corporation, dated
                 June 10, 1998.
10.41+(1)   --   Marketing & License Agreement between Paradyne and NetScout
                 Systems, Inc., dated January 26, 1998.
10.42(1)    --   Amendment No. 2 to Loan and Security Agreement.
10.43+(1)   --   Amendment to Supply Agreement between Paradyne and Lucent
                 Technologies, Inc., dated as of May 5, 1999.
10.44       --   Form of Indemnification Agreement between Paradyne and
                 Messrs. Belanger, Bonderman, Epley, Geeslin, May, Murphy,
                 Slattery, Stanton, Stensrud, and Van Camp.
10.45       --   Promissory Note, dated July 1, 1999, J. Scott Eudy.
10.46       --   Promissory Note, dated July 1, 1999, J. Scott Eudy.
23.1        --   Consent of Independent Accountants.
23.2        --   Consent of Counsel. Reference is made to Exhibit 5.1.
24.1        --   Power of Attorney (see page II-5).
27.1        --   Financial Data Schedule for EDGAR Filing for SEC use only.

------------------------------